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MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Wo Kee Hong Holdings Ltd

*CURRENT ADDRESS


PROCESSED
MAY 23 2005
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3990 FISCAL YEAR 12-31-04

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DAT : 5/20/05

Air-conditioning products ○ Audio-visual and other electrical products ○ Direct marketing ○ Motor vehicle and car accessories distribution ○ The
Holdings) Limited ○ Wo Kee Hong(Holdings) Limited ○ Wo Kee Hong(Holdings) Limited ○ Wo Kee Hong(Holdings) Limited ○ Wo Kee Ho
Korean and Malaysian markets ○ Joint-venture manufacturing businessAir-conditioning products ○ Audio-visual and other electrical pr
Hong(Holdings) Limited ○ Wo Kee Hong(Holdings) Limited ○ Wo Kee Hong(Holdings) Limited ○ Wo Kee Hong(Holdings) Limited ○ Wo K

Annual Report 2004



WO KEE HONG (HOLDINGS) LIMITED

(Incorporated in Bermuda with limited liability)

Wo Kee Hong (Holdings) Limited

is a diversified distributor of high-quality, brand-name products serving customers in the Asian region and in particular the Hong Kong, Macau and the mainland People's Republic of China (PRC) markets. The Group began distributing audio products in Hong Kong in 1954. Over the years, product categories have changed and today the Group distributes air-conditioning and refrigeration products; audio visual equipment; car audio and electronic products; motor vehicles and car accessories; and other electronic and electrical products. It also has a direct marketing/retailing business.



The Group has considerable expertise in nurturing and developing brands and products it represents through its multi-distribution channels and including provision of after-sales-service. For almost five decades, by combining skilled marketing and sales with the close support of long-established supplier relationships, the Group has ensured that many of its brands have become symbols of excellence and household names in the minds of consumers in the markets it serves.

Contents

Corporate and Investor Information

Directors
Mr. Wing Sum LEE *(Honorary Chairman)*
Mr. Richard Man Fai LEE
(Executive Chairman & Chief Executive Officer)
Mr. Sammy Chi Chung SUEN
Mr. Jeff Man Bun LEE
Mr. Tik Tung WONG
Mr. Boon Seng TAN *
Mr. Raymond Cho Min LEE *
Mr. Kenji Tak Hing CHAN *
Ms. Kam Har YUE **

* *Independent Non-executive*
** *Non-executive*

Audit Committee
Mr. Raymond Cho Min LEE *(Chairman)*
Mr. Boon Seng TAN
Mr. Kenji Tak Hing CHAN

Company Secretary
Ms. Phyllis NG

Authorised Representatives
Mr. Richard Man Fai LEE
Mr. Sammy Chi Chung SUEN

Legal Advisors
Hong Kong
Woo, Kwan, Lee & Lo
Troutman Sanders

Bermuda
Appleby Spurling Hunter

Auditors
RSM Nelson Wheeler
Certified Public Accountants, Hong Kong

Principal Share Registrars and Transfer Office in Bermuda
The Bank of Bermuda Limited
6 Front Street, Hamilton 5-31
Bermuda

Share Registrars and Transfer Office in Hong Kong
Standard Registrars Limited
G/F, Bank of East Asia Harbour View Centre
56 Gloucester Road
Wanchai, Hong Kong

Registered Office
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

Principal Bankers
Citic Ka Wah Bank Limited
The Bank of East Asia, Limited
Bangkok Bank Public Company Limited
Wing Hang Bank Limited

American Depositary
The Bank of New York
620 Avenue of the Americas, 6th Floor
New York, NY 10011
USA

Principal Office in Hong Kong
10th Floor, Block A
Wo Kee Hong Building
585-609 Castle Peak Road
Kwai Chung, New Territories
Hong Kong
Tel: (852) 2869 1190
Fax: (852) 2521 7198

Stock Codes
The Stock Exchange of Hong Kong Limited: 720
American Depositary Receipt (ADR):
Symbol – WKHHY
CUSIP – 929300101

Website Address
http://www.wokeehong.com.hk

Annual General Meeting
June 15, 2005

Chairman's Statement



Richard Man Fai LEE
Executive Chairman & CEO

Your Board of Directors is pleased to announce that a consolidated profit of HK$1.7 million was recorded for the year ended December 31, 2004. The results were achieved by the successful implementation of our cost reduction exercise and diligent efforts of our staff. The year of 2004 marked the turnaround of our Group and embarked us on a future of profitable growth. This was also made possible by a significant improvement in the Hong Kong general economy.

No interim dividend was paid during the year (2003: nil) and the Directors do not recommend a final dividend.

The motor vehicle business of our Group enjoyed a very good year with significant increase in sales and strong recovery to profitability. Both the "Ferrari" and "Maserati" cars achieved good growth in sales and improved profit margins. During the year under review, the anticipated equity joint venture in China, Ferrari Maserati Cars International Trading (Shanghai) Co., Ltd. was established; this was authorised as the sole importer and distributor of "Ferrari" and "Maserati" cars and parts into China. This Company is making progress in setting up dealership network and laying a solid foundation for growth in the Chinese car market.

Besides Hong Kong, the markets for our products in mainland China, Singapore and Malaysia also improved and opened up more opportunities for imports and exports.

As the competition in the home air-conditioning market intensified, we shifted more efforts to develop the commercial air-conditioning sector by going after commercial projects and working on representing more commercial air-conditioning brands.

Chairman's Statement

The Group's cashflow position continued to improve as a result of successful reallocation of our key resources to growth area: financial resources are maximised to support fast growing and high turnover markets and products, assets are increasingly converted into cash to fuel the growth in trading; personnel resources are allocated according to growth potential of different departments. All of these will enhance shareholders' value in the immediate and long term.

We are confident to achieve a positive improvement in our short term profitability and long term liquidity as we worked towards concluding the debt settlement agreement between the Group and Mitsubishi Heavy Industries, Ltd. The completion of this settlement in 2005 will result in a significant writeback as operational profit contribution.

Despite continuous high costs of materials, our 50% owned joint venture (Jin Ling Electrical Company Limited) in mainland China, was able to achieve improvements in operations by restructuring.

Business of our audio visual products improved significantly. Our own "Rogers" brand achieved high growth in LCD and Plasma TVs. The Group will channel more resources to grow the "Rogers" brand into a major international brand of life-style consumer electronics.

Sales growth was also made by our Southeast Asian subsidiaries of Singapore and Malaysia and generated small profits.

The Group celebrated its 50th Anniversary in 2004 with joy and pride, we reflected on our past half a century of achievements and prepared our Group for the next half a century of prosperity. We must realise the value of "Wo Kee Hong" as a well-known brand name in distribution and capitalise on our reputation and know-hows in building the future.

We like to express our utmost gratitude and sincere appreciation to all our shareholders, bankers and our loyal staff, for their continuous support in the past and into the future.

Richard Man Fai LEE
Executive Chairman

Hong Kong, April 25, 2005

Group Financial Summary

The results, assets and liabilities of the Group for the last five financial years are as follows:

	Year ended December 31,				
	2004	2003	2002	2001	2000
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
			(As restated)		
Results					
Turnover	**618,618**	553,232	572,393	565,845	386,866
Profit/(Loss) from operations	**2,109**	(49,377)	(9,061)	(76,480)	(45,574)
Finance costs	**(7,902)**	(10,309)	(10,481)	(16,923)	(18,195)
Other non-operating income	**–**	–	38,611	2,569	11,175
Other non-operating expenses	**(3,065)**	(726)	–	(3,459)	(31,326)
Share of results of associates	**(19,743)**	(22,220)	(11,550)	(4,005)	3,356
(Loss)/Profit before tax	**(28,601)**	(82,632)	7,519	(98,298)	(80,564)
Income tax credit/(expense)	**29,502**	(2,699)	(1,071)	(1,689)	(3,141)
Profit/(Loss) after tax	**901**	(85,331)	6,448	(99,987)	(83,705)
Minority interests	**821**	579	12	479	(1,750)
Profit/(Loss) attributable to shareholders	**1,722**	(84,752)	6,460	(99,508)	(85,455)
Assets and liabilities					
Total assets	**611,661**	646,322	696,969	768,854	872,356
Total liabilities and minority interests	**(348,342)**	(384,406)	(383,150)	(475,000)	(487,525)
Shareholders' funds	**263,319**	261,916	313,819	293,854	384,831

Note: Amounts disclosed in the financial summary for 2000 and 2001 have not been restated to reflect the change in accounting policy in year 2003.

Management Discussion and Analysis of Results of Operations and Financial Condition

Results of Operations

- **Turnover**

For the year ended December 31, 2004 total Group turnover soared to a five-year-high of HK$618.6 million, with a sales growth of 11.8% (HK$65.4 million) over last year (HK$553.2 million). This underscored the recovery in aggregate of our business as compared to year 2003 when markets were primarily disrupted by SARS, coupled with the augmentation of First Registration Taxes being introduced in the first quarter of 2003 and caused damage on our motor vehicles business.

In light of the economic revival in 2004 and the appeal of our products, sales for most businesses, on year-to-year comparison, demonstrated satisfactory enhancement except for air conditioning products and direct marketing, where sales were cut back to the extent of HK$14.7 million (10.7%) and HK$24.0 million (35.3%) respectively with further details and analysis elaborated in the business reviews section to which these segments relate.

- **Gross profit**

Parallels with the turnover were our gross profit which rose to the summit unmatched in this half decade, showing an uprise by HK$10.5 million (+8.7%) to HK$131.1 million (2003: HK$120.6 million). Despite unrelenting price competition – an unpalatable truth of the consumer market – we strove to deliver record volume of sales while at the same time managed to maintain gross margins at 21.2% with only a slight slip (2003: 21.8%).

The foregoing overwhelming result witnessed the implementation of the priorities of our Group: focusing more on core business and promising products; rationalizing under-performing business divisions and products; rejuvenating the image and developing the market of self-owned brands. Continuous efforts driven with momentum will be made to achieve these directives.

- **Other revenue, distribution, administration and other operating costs**

As a consequence of the Group's commitment to exert a tight control on costs, distribution costs and administrative expenses were reduced in absolute number by HK$2.5 million (-4.3%) and HK$16.4 million (-16.9%) respectively as compared to last year. Moreover, from a different perspective, the % to sales in aggregate of these two major operating costs had succeeded in a cascading downfall to the extent of 6.1% from 28.1% (2003) to 22.0% in the year under review. Cost saving in such a magnitude was no-nonsense, as starting from the beginning of the year the Group endeavored to lower staff and other costs to the fullest extent possible yet acceptable to maintain the operating capability through enhancement of staff efficiency and streamlining of operations. Particularly in May 2004 we embarked on, inter alia, a corporate-wide saving plan to alleviate staff, distribution, administrative costs as well as other significant expenses via concerted effort based on a pervasive cost-cutting program. To the date of this statement, our board concluded that this program had proved to be successful and we take the perception that, looking ahead, efforts should not be stopped in all these pragmatic cost-saving measures to maintain our competitiveness in the market.

Management Discussion and Analysis of Results of Operations and Financial Condition

- **Profit from operations**

Similar to turnover and gross profit, the Board is pleased to announce that our profit from operations was at unprecedented high in recent years with a profit booking of HK$2.1 million (2003: loss of HK$49.4 million). This evidenced the efforts our management made in boosting turnover and reducing operating costs.

Other operating income of HK$6.8 million (2003: HK$13.4 million) was mainly derived from rental income received from our properties. As the property market is thriving again, we would anticipate a steady growth of this income in the coming years.

A net profit of HK$0.6 million (2003: loss of HK$18.9 million) was included in profit from operations, representing the results from revaluation of properties. No profit or loss arose from the disposal of properties during 2004 (2003: loss of HK$9.7 million).

Regrettably the segment of direct marketing had, though sarcastically resulted in a loss less than last year, experienced a disappointing year finalizing with a net loss of HK$6.6 million (2003: HK$8.4 million). Had direct marketing not undergone a downsizing exercise during the second half of 2004, the operating result thereof would have been worse. Going forward, this business would undergo a rationalization exercise and a further curtailment may be necessary.

- **Profit attributable to shareholders**

The board is pleased to deliver to shareholders a promising profit attributable to shareholders of HK$1.7 million, a marked turnaround of HK$86.5 million as compared to last year (2003: loss of HK$84.8 million).

Finance costs closed at HK$7.9 million, being HK$2.4 million less than last year (HK$10.3 million). Our cash flow landscape had gradually improved due to net cash generated from normal operations with higher turnover and lower costs; better use of working capital; additional cash realised from disposal of properties.

In the year under review, HK$1.3 million (2003: nil) was incurred in severance payments made as part of the cost-cutting program to save excessive headcount.

Share of results of associates mainly reflected the share of loss of our associated company in Jiangmen amounting to HK$17.5 million (2003: HK$22.2 million). The high costs of certain materials during the year hindered the financial performance. Alternative proposals and evaluations were under consideration in order to work out constructive program to improve the status of this joint venture.

A net credit of income tax amounting to HK$29.5 million (2003: net charge of HK$2.7 million) was recognised in the statement which was largely in the nature of deferred tax, as more explicitly explained in the notes to the financial statements.

Management Discussion and Analysis of Results of Operations and Financial Condition

Financial Condition

The Group continued to be financed by a combination of its equity capital base, cash flow generated from operations, loan advanced from a supplier and bank borrowings. As usual, bank and other liabilities were being met upon their maturities in the normal course of business.

Cash generated from operating activities amounted to HK$63.6 million (2003: cash used in operating activities of HK$28.3 million), representing a significant rebound of cash flow performance. Better use of working capital, for example decrease in inventory (amounted to HK$22.1 million or 34.7% of the cash generated); decrease in properties held for sale (HK$23.2 million or 36.5% of the cash generated); increase in trade and other payables (HK$21.8 million or 34.3% of the cash generated), was an essence in this improved cash position.

The Group had total borrowings at December 31, 2004 amounting to HK$164.4 million (2003: HK$220.1 million). The Group's gearing ratio stood at 50.2% (2003: 55.3%), based on long term liabilities (excluding deferred tax) of HK$132.2 million and shareholders' equity of HK$263.3 million. The current ratio was 1.1 (2003: 1.2), based on current assets of HK$217.6 million and current liabilities of HK$189.5 million.

At December 31, 2004, debtor collections period was 31 days (2003: 27 days) and inventory turnover 64 days (2003: 90 days). The significantly improved inventory turnover period evidenced the efforts our management made in enhancing the efficiency and effectiveness of our operations.

It is the Group's management practice to hedge foreign currency transactions with the objective to stabilise the cost via the pegging of the exchange rates with bankers. At December 31, 2004 the total outstanding foreign exchange contracts purchased with banks amounted to HK$14.5 million (2003: HK$9.0 million).

The Group had trading facilities at December 31, 2004 amounting to HK$128.2 million (2003: HK$155.6 million) of which HK$91.8 million was utilised. Certain of the Group's properties, bank deposits and all assets of a subsidiary in an aggregate amount of HK$325.4 million (2003: HK$342.0 million) were pledged at year ended 2004 to secure facilities granted by bankers and a supplier to the Group.

At December 31, 2004, the Group had contingent liabilities of approximately HK$29.2 million arising out of a court case involving a subsidiary of the Company in PRC and approximately HK$1.3 million in respect of proceedings involving a subsidiary in India respectively. The Group had no material contingent liabilities at December 31, 2003.

There was no material capital commitment at both year end.

Management Discussion and Analysis of Results of Operations and Financial Condition

Business Reviews

- Air-conditioning products


MITSUBISHI
HEAVY INDUSTRIES, LTD.
FDKN208
FDC208
"Mitsubishi Heavy Industries" products & logo

The business consists of marketing and distribution of the range of products from Mitsubishi Heavy Industries of Japan ("MHI") for which the Group holds exclusive distribution rights for Hong Kong, Singapore and Macau (all products) and parts of the mainland China markets. MHI provides a full range of air-conditioning products both for the packaged commercial systems and the consumer markets. Similarly, the Group also markets and distributes a wide range of commercial and consumer air-conditioning products supplied under the "LG" brand ("LG Electronics Inc." of Korea). Both are pre-eminent global brands. The Group also provides after-sales service and support to its customers. Also in 2004 the Group supplied a full range of consumer and commercial air-conditioning products under the brand name "GREE-Bodysonic" for the Hong Kong market.


LG Electronics Inc.


"LG" Product & Logo

Total sales to third party customers were HK$122.4 million, a decrease of 10.7% compared with last year.

Despite intensified price competition, the Group did well to maintain its gross margin level by purchasing mostly in US dollars and gradual switching to lower-cost production centres by manufacturers.

In addition, streamlining of our distribution process led to reduction in costs; shifting the business from consumer to commercial air-conditioning products also helped to improve profit margins.


GREE
Sparkling Cool
"GREE" Products & Logo

Looking to 2005 and beyond, it is expected that more air-conditioning products and brands will come from mainland China; this will pose increasing pressure to foreign brands and manufactured products. The Group will seize opportunities to distribute more Chinese products and brands. Stability of this business will be maintained by the Group as a steady profit contributing segment.

Management Discussion and Analysis of Results of Operations and Financial Condition

- **Audio-visual and other electrical products**

Sales in this business segment increased by 12.8%. The audio-visual business includes the international marketing and distribution of products developed for the Group's own brands of "Rogers" (from the UK) and "Bodysonic" (from Japan). The Group also distributes "Sansui" products in Hong Kong and Macau; "Marantz" and "Mordaunt-Short" products in Singapore and Malaysia. This segment also includes sales of the "LG" branded home electrical appliance products, as well as car audio and electronic products of the famous "Alpine" brand (from Japan) and our own "Rogers" brand.


LG Electronics Inc.


"LG" Products & Logo

The distribution of "LG" home appliances includes refrigerators, washing machines, microwave ovens and dehumidifiers for Hong Kong and Macau. Sales increased 38% over last year and profit margin was maintained at similar level. The Group was successful in promoting a premium product strategy to grow our business towards high-end products and stayed out of price competition. As the costs to maintain this home appliances business is relatively high, the Group will review this segment in 2005 with respect to resources allocation.


Rogers
BRITISH HIGH-FIDELITY


"Rogers" Plasma TV & Logo

In March 2005, the Group received a notice from LG Electronics Inc., a major supplier of home appliances, informing us that it will terminate the Distributorship Agreement with effect from June 1, 2005. The termination is due to the change of global sales policy of the supplier. We are now negotiating with LG Electronics Inc. on the possible future distribution role of the Group in specific product segments. Since the discussion of such arrangement is in process, the management could only assess the impact of the termination upon conclusion of discussion and inform the shareholders where appropriate.

It was encouraging to note the strong performance of "Rogers" branded LCD and Plasma TVs. The "Rogers" 30-inch LCD TV was ranked the top seller in the Hong Kong market in December and awarded the Best Buy Prize by magazines in Hong Kong and mainland China. The successful launch of the "Rogers" DVD recorder also boosted our confidence in achieving fast growth by replacing the traditional VCR products. Efforts were stepped up to expand the international distribution of "Rogers" by searching and appointing more distributors in various countries, including Norway, Russia, Korea and Croatia. "Rogers" will participate in important international and regional consumer electronics shows, including the largest Consumer Electronic Show in Las Vegas to further build up its international awareness and business.


2004年影音極品大賞



2004 Best Buy Prize - *"Rogers" 30-inch LCD TV*

Management Discussion and Analysis of Results of Operations and Financial Condition


ALPINE
"Alpine" Products & Logo

New line-up for 2005 will include Plasma TV and LCD TV, DVD recorder with media card function, new speaker systems and portable MP4 player.

The car audio and electronics business of "Alpine" achieved good results in Singapore and Malaysia. Yet this business suffered a decline in Hong Kong as less demand came from China for imported car audio. We expect improvement in 2005 with popularisation of car navigation systems and new units that can integrate with MP3 players. Our own "Rogers" brand of car speakers and amplifiers made good growth in sales with an expanded line-up of products.

- **Direct marketing**

The business is the operation under "Mega Warehouse" branded outlets in the Hong Kong market. Sales to customers in 2004 were 35.3% lower than 2003. The significant drop in sales was mainly due to the closing of seven shops during the year. The decision of closing down the non-performing shops reflected the strategy of the Group to reposition "Mega Warehouse" amid the competitive retail environment.



買家倉
MEGA
WAREHOUSE
A "Mega Warehouse" retail outlet

Looking to 2005, management believes the competition in retail market will be very strong. It is expected that further stringent measures will be made to improve the operational efficiency of Mega Warehouse.

- **Motor vehicle and car accessories distribution**

Recovering from a bad 2003 (when the car business was disastrously hit by the high increase in First Registration Tax, which was then lowered due to mounting public pressure), 2004 witnessed a strong turnaround of our car distribution business. This was fueled by the introduction of strong new model of both Ferrari and Maserati, including the Ferrari Challenge Stradale, 612 Scaglietti, 575 HGTC, Maserati Quattroporte and GranSport. This resulted in a sharp increase of right-hand-drive car sales of 51%, which was much higher than the 5.2% increase of private car sales in Hong Kong in the year. Increased turnovers were also recorded by workshop service and parts sales. Profit margins were maintained at a stable level despite the surge of the value of Euro.


Ferrari
FERRARI F430 Spider

2005 is expected to be a record year for our car business. This will be made possible by the tremendously popular Ferrari F430, which has already collected a large number of orders awaiting for deliveries; the 612 Scaglietti and the new models to be launched: Superamerica and F430 Spider.

Maserati car sales are expected to increase strongly with the excellent sales achieved by Quattroporte and GranSport; the highly acclaimed MC12 and new 2 door models to be launched. We are also looking into the possibility of taking up the distributorship of a complementary brand of cars, which will benefit from a good economy of scale.


MASERATI MC12

Management Discussion and Analysis of Results of Operations and Financial Condition


MASERATI GranSport

To support the planned growth of business, a third workshop in the form of a new 3S-centre (Sales, Services and Spare parts) with a large showroom will be setup in Ap Lei Chau on the Hong Kong side in the third quarter of this year. An exclusive large Maserati showroom will be completed within the first half year. Upon completion, the car business group will have four showrooms and three workshops in both Hong Kong and Kowloon and be able to provide high quality services to our expanding group of valued customers.

The car importation and distribution joint venture in China, Ferrari Maserati Cars International Trading (Shanghai) Co., Ltd., has commenced operations in the last quarter of 2004. Headquartered in Shanghai, it has now built up a good team of competent personnel, working to develop the dealership network, providing national marketing, sales and technical support to the growing Chinese market.

- **The Singaporean and Malaysian markets**

In 2004, the Singapore operations consisted of the distribution of "MHI" air-conditioning products, "Alpine" and "Rogers" car audio products and home audio products of "Marantz", "Rogers" and "Mordaunt-Short". The air-conditioning business did not do well in the year due to a lack of construction activities in the market. However, there was good growth in the OEM car audio business with major car distributors in the market. The Singapore operations were about breakeven for the year.

The Malaysian operations were focused on the car audio product distribution of mainly "Alpine" and complemented with our own "Rogers" brand. This sector achieved very good growth in sales and profit. Whilst the audio-visual sector suffered due to a sluggish market. The same audio-visual brands as in Singapore were also distributed by us in Malaysia.

- **Joint-venture manufacturing business**
  (Jin Ling Electrical Company Limited – "JLE")


The "JLE Factory" in Jiangmen

This 50%-owned business is engaged in the design and manufacture of washing machines under the "Jinling" brand for sale in the PRC, but also as an Original Equipment Manufacturer ("OEM") for customers in Africa, Latin America, Middle East and South East Asia.

Sales rose by RMB28.4 million (6.5%) to RMB464.7 million (2003: RMB436.3 million). Gross margins, at 19.02% (2003: 19.48%), were under pressure with increases in raw material costs, though it was lightened to a significant extent by effective cost-cutting measures. Share of loss in JLE amounted to HK$17.5 million (2003: HK$22.2 million), after a write-off in the sum of RMB30.4 million being "technology transfer rights" under intangible assets had been accounted for in the financial statements of JLE.

Management Discussion and Analysis of Results of Operations and Financial Condition

Personnel

At the end of 2004, the total number of employees of the Group, excluding associates, was 283 (2003: 365), representing a 22.5% reduction in headcount. With the launching of a cost-saving program in May 2004, the Group carefully reviewed the staff required in each business and function. It was considered necessary to reduce the headcount further with redundancies already announced, given closure or consolidation of some unprofitable business units.

The Group recognised the importance of its employees and despite the measures previously taken, we were able to retain a core team of loyal, experienced and dedicated people. Productivity and morale were enhanced steadily with continuous organisational improvements. The management team remained stable and committed throughout the year. We are confident that the businesses and the employees will grow together for the benefit of the Group in the years to come.

Subsequent Event

On February 24, 2005, the Group and Mitsubishi Heavy Industries, Ltd ("MHI") entered into the Deed of Settlement in relation to the settlement of a loan of US$17,039,689 plus interest accrued of US$728,638.27 due from Wo Kee Hong Limited, a wholly owned subsidiary of the Company, to MHI under the loan agreement dated June 28, 2002 by payment of an amount of US$6 million in two equal instalments of US$3 million each payable on or before March 15 and 18, 2005. The Directors are pleased to report that the settlement has been duly completed. This results in a gain of HK$88.2 million to be included in the Group's interim results of 2005. Subsequent to the full settlement of the loan, the long-term liabilities of the Group are significantly ease and the total debt and liquidity position of the Group has been improved as a whole.

Prospect

The markets of Hong Kong Macau, mainland China, Singapore and Malaysia are expected to enjoy healthy growth in 2005 and provide more business opportunities for our Group.

Strong growth is planned for our car distribution business with the highly successful new models being launched and supported by substantial increase in showroom and workshop space. The car importation and distribution joint venture in China, Ferrari Maserati Cars International Trading (Shanghai) Co., Ltd., is also expected to make good progress during the year, laying a solid foundation for growth in the coming years to this car market.

The increase in tourism and local consumption will also boost our consumer electronics business. Major efforts will be made to push our own "Rogers" to become a major quality life style electronics brand in China and other international markets. The air-conditioning business is being refocused to expand into the commercial areas from the domestic sector. The high overheads of the traditional electrical appliance business will be lowered with rationalisation of this business.

The successful completion of the debt settlement with Mitsubishi Heavy Industries, Ltd. will provide a substantial operational profit contribution to the Group and free the Group from long term commitment to look for strategic investment opportunities.

All the above developments are beginning to bring positive results and operational improvements to the Group. Positive cashflow is also planned to be generated both at the operational level and with the disposal of non-core investments. Healthy deployment of assets and good return on investments will be achievable in 2005.

Directors and Senior Management Profiles

Executive Directors

Wing Sum LEE, aged 78, is the Founder and the Honorary Chairman of the Company. He has 60 years' experience in the distribution of consumer products. He has been involved in the marketing and strategic planning of the Group since its inception. He is an Honorary Permanent President of the Hong Kong and Kowloon Electrical Appliances Merchants Association Limited. Mr. LEE is the spouse of Ms. Kam Har YUE, who is a Non-executive Director of the Company and the father of Mr. Richard Man Fai LEE and Mr. Jeff Man Bun LEE, both of whom are Executive Directors of the Company.

Richard Man Fai LEE, BSB, MBA, aged 48, the Executive Chairman and Chief Executive Officer of the Company, is the son of Mr. Wing Sum LEE, an Executive Director and Honorary Chairman of the Company and Ms. Kam Har YUE, a Non-executive Director and the elder brother of Mr. Jeff Man Bun LEE, an Executive Director of the Company. He is responsible for formulating the Group's overall strategic planning and business development. Mr. LEE has 25 years' experience in marketing consumer products. He has a bachelor's degree and a master's degree in business administration from the University of Minnesota. He was also elected and had served for two consecutive terms as the Chairman of the Radio Association of Hong Kong, the trade association of audio visual business in Hong Kong. He has been with the Group for 21 years.

Sammy Chi Chung SUEN, MBA, aged 58, is a Director of Appliances Business Group of Wo Kee Hong Limited and Director of Technorient Limited. He is in charge of the air-conditioning, refrigeration and electrical appliance businesses in the mainland China and Hong Kong. Mr. SUEN has over 30 years of experience in general management, sales and marketing of cars, electrical appliances and air-conditioning products. He has been with the Group for about 9 years.

Jeff Man Bun LEE, BSc, MSc, University of Michigan, MSc, Stanford University, aged 46, is a Director of the Company and was appointed in January 2002. He is the son of Mr. Wing Sum LEE and Ms. Kam Har YUE and the younger brother of Mr. Richard Man Fai LEE. He is responsible for the strategic planning and the development of new projects of the Group. Prior to joining the Group, he was a System Software Specialist at the Research and Development Department of Apple Computer International Limited for 5 years. He had also been actively involved in the Group's business from 1991 to 1997 prior to his current appointment.

Tik Tung WONG, FCCA, CPA (Practising), aged 48, is the Chief Financial Officer and qualified accountant of the Company. He is also a Director of Jin Ling Electrical Company Limited, an associated company of the Company. Mr. WONG is a fellow member of the Association of Chartered Certified Accountants and associate member of the Hong Kong Institute of Certified Public Accountants. He is an Independent Non-executive Director of BEP International Holdings Limited and Chi Cheung Investment Company, Limited.

Directors and Senior Management Profiles

Independent Non-executive Directors

Boon Seng TAN, M.A., Cambridge University, aged 49, has been a Non-executive Director of the Company since April 1999 and is a member of the Audit Committee of the Company. Mr. TAN is the Chairman and Managing Director of Lee Hing Development Limited. He is also the Executive Director of IGB Corporation Berhad, a listed company in Malaysia and Star Cruises Limited, listed on The Stock Exchange of Hong Kong Limited. He also holds Directorships in many other companies.

Raymond Cho Min LEE, Ed. M, Harvard University, aged 49, is the Chairman of the Audit Committee of the Company. Mr. LEE is the Chairman of Oasis Hong Kong Airlines, and Chairman of the U.S.-based East West Enterprises Co. Ltd. and the Oasis Development Enterprises Group of Real Estate Development and investment companies. In addition, he is the Founder and Director of the East West Institute of International Studies at Gordon College (USA) and over the years has served on the boards of various community and charitable organisations.

Kenji Tak Hing CHAN, ACA, FCCA, CPA, ATIHK, aged 33, is a member of the Audit Committee of the Company. Mr. CHAN was appointed as Independent Non-executive Director of the Company on September 1, 2004. He graduated from Lingnan University with a Bachelor's degree in Business Administration. Mr. CHAN also holds a degree in Master of Science in China Business Studies from The Hong Kong Polytechnic University. He is an associate member of the Institute of Chartered Accountants in England & Wales and the Hong Kong Institute of Certified Public Accountants and The Taxation Institute of Hong Kong. He is a fellow member of the Association of Chartered Certified Accountants. Mr. CHAN is currently the Financial Controller of China Conservational Power Holdings Limited, a company listed on the Main Board of The Stock Exchange of Hong Kong Limited.

Non-executive Director

Kam Har YUE, aged 72, was involved in the policy making of the Group from 1962 to December 1989. She has been re-designated as a Non-executive Director of the Company since then to scrutinize the performance of management of the Company. She has over 30 years' experience in trading and distribution of consumer products. Ms. YUE is the spouse of Mr. Wing Sum LEE, who is an Executive Director and Honorary Chairman of the Company and the mother of Mr. Richard Man Fai LEE and Mr. Jeff Man Bun LEE, both of whom are Executive Directors of the Company.

Senior Management

Herbert ADAMCZYK, aged 64, is the Managing Director of Technorient Limited. He has 40 years' experience in the automotive trade in Hong Kong. He has a motor engineering background and has been with the Technorient Group, which is a subsidiary of our Group for 22 years.

Directors and Senior Management Profiles

Powell Kwok Chuen CHEUNG, MBA, aged 41, is the General Manager of the AV division of Wo Kee Hong Limited and Hong Kong Wo Kee Advertising Company Limited. He is also the General Manager of Mega Warehouse (Hong Kong) Limited. He has 16 years' sales and marketing experience in both industrial and consumer products. He has been with the Group for 13 years.

Kwang Liang CHIA, BSBA (Hons) University of Tennessee, aged 44, is a Director and General Manager of the subsidiary companies of the Group in Singapore. He also oversees the operation of the companies in Malaysia. He has over 19 years' of corporate and financial management experience and has been with the Wo Kee Hong Group for 11 years. Prior to joining the Group, he worked in KPMG Peat Marwick as an Auditor for 5 years and a multi-national company for 3 years. He is also an Officer of the Singapore Arm Forces.

Siew Yit HOH, aged 39, is the wife of Mr. Richard Man Fai LEE, Executive Chairman and Chief Executive Officer of the Company. She has 16 years of experience in service industry and 13 years of experience in community public relations. She has been with the Group for 13 years.

Eddie Hung Wai LEUNG, aged 56, is the General Sales Manager of Car Electronics Sales Division of the Group. He has 32 years' sales experience in electronic products. He has been with the Group for 32 years.

Ruby Wai Ying TANG, BBA, aged 40, is the Senior Manager of Human Resources and Administration Department of the Group and the Senior Marketing Manager of Wo Kee Hong Limited. She has 17 years' sales and marketing experience in both business-to-business and business-to-consumer environment in Hong Kong and China markets. She has also been actively involved in business development, administration and operations. She graduated from the Hong Kong Baptist University with a bachelor of business administration degree (major in office management). She is also a member of the Hong Kong Institute of Marketing and the Hong Kong Management Association. She has been with the Group for 13 years.

Chi Choi TONG, aged 52, is the Sales Manager of the Group. He has over 27 years' sales and marketing experience in the audio field and considerable marketing experience in PRC. He has been with the Group for 32 years.

Johnson Ka Chiu WOO, aged 57, is the General Sales Manager of Commercial Air-conditioner in Appliance Business Group of Wo Kee Hong Limited. He has worked in a multinational air-conditioning engineering firm for years and has 35 years' experience in the sales management of air-conditioning products in multinational firms. He is now responsible for the development and promotion in the China market. He has been with the Group for 6 years.

Tony Yu Cheung YAU, aged 52, is the General Sales Manager of Appliance Business Group of Wo Kee Hong Limited. He has 27 years' experience in business management, advertising planning, sales and marketing. He has been with the Group for 12 years.

Directors' Report

The Directors present to shareholders this annual report and audited financial statements for the financial year ended December 31, 2004.

Principal Activities

The Company acts as an investment holding company.

Its subsidiaries were principally engaged in the import, marketing and distribution of air-conditioning and refrigeration products; audio-visual equipment; car audio and electronic products; motor vehicles and car accessories; and other electronic and electrical products. The activities and other particulars of the principal subsidiaries are set out in Note 43 to the financial statements.

Segmental Information

Details of segmental information are set out in Note 5 to the financial statements.

Group Results

The consolidated income statement is set out on page 27 and further analysis is given in the accompanying notes to the financial statements.

Dividends

The Directors do not recommend the payment of a final dividend (2003: nil) for the year ended December 31, 2004. No interim dividend was paid during the year (2003: nil).

Group Financial Summary

A summary of the results and of the assets and liabilities of the Group for the last five financial years is set out on page 5.

Share Capital and Share Options

Details of movements in the share capital of the Company during the year are set out in Note 29 to the financial statements.

Information about the share options of the Company and details of movements in the share options of the Company during the year are set out on pages 75 to 85 of this Annual Report and in Note 42 to the financial statements.

Directors' Report

Reserves

Details of movements in reserves of the Group and of the Company during the year are set out in the consolidated statement of changes in equity on pages 31 to 32 of this Annual Report and in Note 30 to the financial statements respectively.

Property, Plant and Equipment

Details of movements in property, plant and equipment of the Group and of the Company during the year are set out in Note 16 to the financial statements.

Donations

During the year, the Group made charitable and other donations of HK$74,000 (2003: HK$92,000).

Borrowings

Details of the Group's borrowings are set out in Note 32 to the financial statements. No interest was capitalised by the Group during the year.

Major Customers and Suppliers

The Group's five largest suppliers accounted for 57.8% of the Group's purchases during the year, 21.1% being attributable to the largest supplier.

The percentage of turnover attributable to the Group's five largest customers is less then 30.0% during the year.

As far as the Directors are aware, no Director of the Company, their associates or any shareholder (who to the knowledge of the Directors owns more than 5% of the Company's share capital) has interest in the Group's five largest suppliers.

Connected Transactions

Details of connected transactions of the Company during the year are disclosed in "Directors' Interests in Contracts" in this Directors' Report.

In 2004, in respect of the Group's occupancy of various units at Wo Kee Hong Building, the Group paid to Sumwell Property Management Limited ("SPML"), as a building manager to operate a building management fund for Wo Kee Hong Building, building management and other fees of total HK$4,187,000 which SPML received on behalf of the management fund.

Directors' Report

During the year under review, the transactions in the ordinary courses of business within the Group which involved the companies in which Messrs. Wing Sum LEE, Richard Man Fai LEE, Jeff Man Bun LEE, Tik Tung WONG, Herbert ADAMCZYK and Ms. Kam Har YUE are directly or indirectly interested are shown in Note 38 to the financial statements.

Directors

The Directors of the Company who held office during the year were:

Executive

Wing Sum LEE *(Honorary Chairman)*
Richard Man Fai LEE *(Executive Chairman and Chief Executive Officer)*
Sammy Chi Chung SUEN
Jeff Man Bun LEE
Tik Tung WONG *(Appointed on June 28, 2004)*

Non-executive

Kam Har YUE

Independent Non-executive

Boon Seng TAN
Raymond Cho Min LEE
Kenji Tak Hing CHAN *(Appointed on September 1, 2004)*

In accordance with Bye-Law No. 99 of the New Bye-Laws of the Company, Ms. Kam Har YUE and Mr. Jeff Man Bun LEE will retire from office by rotation at the forthcoming Annual General Meeting and, being eligible, offer themselves for re-election.

In accordance with Bye-Law No. 102(B) of the New Bye-Laws of the Company, Messrs. Tik Tung WONG and Kenji Tak Hing CHAN will retire from office at the forthcoming Annual General Meeting and, being eligible, offer themselves for re-election.

The Independent Non-executive Directors ("INEDs") are subject to retirement by rotation in accordance with the Company's New Bye-Laws. The Company has received from each INED a confirmation of his independence pursuant to the new independence guidelines set out in Rule 3.13 of the Listing Rules. The Company considers the INEDs to be independent.

Directors' Report

Directors' Service Contracts

None of the Directors who is proposed for re-election at the forthcoming Annual General Meeting has an unexpired service contract with the Company which is not determinable by the Company within one year without payment of compensation, other than statutory compensation.

Directors' Interests in Securities

At December 31, 2004, the interests and short positions of each Directors and chief executive of the Company in the shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")) as recorded in the register required to be kept under Section 352 of the SFO; or are required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies to be notified to the Company and the Stock Exchange are as follows:

(a) Beneficial interest and short position in the shares of the Company at December 31, 2004:

	Number of ordinary shares of HK$0.10 each ("Share")			
Directors	Personal Interests	Family Interests	Corporate Interests	Total Interests
Mr. Richard Man Fai LEE	33,564,388	6,738,732 *(Note 1)*	1,171,335,706 *(Note 2)*	1,211,638,826
Mr. Jeff Man Bun LEE	4,719,000	–	1,185,792,896 *(Notes 2 & 3)*	1,190,511,896
Ms. Kam Har YUE	52,097,162	–	1,171,335,706 *(Note 2)*	1,223,432,868
Mr. Sammy Chi Chung SUEN	471,900	–	–	471,900

Notes:

1. The 6,738,732 Shares are owned by Ms. Siew Yit HOH, the spouse of Mr. Richard Man Fai LEE.

2. The 1,171,335,706 Shares are held by Modern Orbit Limited, which is wholly owned by Cyber Tower Inc. as trustee of The WS Lee Unit Trust. 99% of the units of The WS Lee Unit Trust are held by a discretionary trust of which Mr. Wing Sum LEE's family members including Ms. Kam Har YUE, Mr. Richard Man Fai LEE and Mr. Jeff Man Bun LEE are the beneficiaries. The remaining 1% of the units of The WS Lee Unit Trust are held by Skylink International Asset Corporation, a company incorporated in the British Virgin Islands and owned by Ms. Kam Har YUE, Mr. Richard Man Fai LEE and Mr. Jeff Man Bun LEE.

3. Out of the 1,185,792,896 Shares, 14,457,190 Shares are held by Fisherman Enterprises Inc., a company incorporated in the British Virgin Islands and wholly owned by Mr. Jeff Man Bun LEE.

4. All interests in the Shares are long positions. None of the Directors held any short position in the Shares.

Directors' Report

(b) Beneficial interests and short positions in underlying shares of equity derivatives of the Company at December 31, 2004 are disclosed in the section headed "Share Option Information" of this Annual Report.

(c) Beneficial interests and short position in shares in associated corporations at December 31, 2004:

Directors	Name of associated corporation	Number of shares or equity interests held or interested in	Class and/or description of shares/interests
Mr. Wing Sum LEE	Stoneycroft Estates Limited	15,750,000	non-voting deferred shares
	Wo Kee Hong Limited	8,500	non-voting deferred shares
	Wo Kee Services Limited	1	non-voting deferred shares
Ms. Kam Har YUE	Forward International Corporation, Limited	34,335	non-voting deferred shares
	Shinwa Engineering Company, Limited	3,850,000	non-voting deferred shares
	Stoneycroft Estates Limited	340,000	non-voting deferred shares
	Wo Kee Hong Limited	400	non-voting deferred shares

Directors' Report

Directors' Interests in Contracts

(a) Stoneycroft Estates Limited ("Stoneycroft") and Ever Rising Investments Limited, both are wholly-owned subsidiaries of the Company, (altogether, "Owners") entered into a deed of mutual covenant and management agreement with Sumwell Property Management Limited ("SPML"), a company owned by Cyber Tower Inc. ("Cyber Tower"), and Ms. Kam Har YUE. Pursuant to the agreement, Owners appointed SPML to be the manager for a term of 2 years from December 29, 1998 (renewable automatically thereafter) to undertake the management, operation, servicing, maintenance, repair, renovation and replacement of Wo Kee Hong Building. The agreement can be terminated by either the committee of the Owners or SPML by giving 3 months' prior notice. The total management fee paid by the Owners to SPML in 2004 was HK$417,000.

Cyber Tower is the trustee of The WS Lee Unit Trust, 99% of the units of which are held by a discretionary trust of which Mr. Wing Sum LEE's family members including Ms. Kam Har YUE, Mr. Richard Man Fai LEE and Mr. Jeff Man Bun LEE, all of which are Directors of the Company, are the beneficiaries. The remaining 1% of the units of The WS Lee Unit Trust are held by Skylink International Asset Corporation, a company incorporated in the British Virgin Islands and owned by Ms. Kam Har YUE, Mr. Richard Man Fai LEE and Mr. Jeff Man Bun LEE.

(b) Owners entered into a service agreement with SPML in 2001. Pursuant to the service agreement signed in 2001, Owners appointed SPML to be the service company for a term of 1 year from April 1, 2001 for providing administrative and advisory services on the tenancy of Wo Kee Hong Building. The service agreement was renewed on July 29, 2004 for 1 year from April 1, 2004. The total amount of service fee paid to SPML in 2004 was HK$18,000.

(c) Owners entered into another service agreement with SPML on October 2, 2003. Pursuant to the agreement, Owners appointed SPML to be the service company for a term of one year from October 1, 2003 for arranging, administrating, advising and/or supervising the repair and maintenance projects in Wo Kee Hong Building. The agreement can be terminated by either the Owners or SPML by giving to the other party/parties three months prior written notice. The service agreement was renewed for 1 year from October 1, 2004. The total amount of service fee paid to SPML in 2004 was HK$43,200.

(d) Owners entered into a service agreement with SPML on January 1, 2004 in respect of the accounting service of the Wo Kee Hong Building Management Fund rendered by SPML. The service fees are fixed at HK$162,000 per annum.

(e) On May 5, 2004, the Company entered into a consultancy agreement with Vision C.P.A. Limited ("Vision"). Pursuant to the agreement, Vision provided internal audit consultancy service to the Group at a monthly fee of HK$10,000. Vision is controlled by Mr. Tik Tung WONG, a Director of the Company appointed on June 28, 2004. The agreement was terminated on June 30, 2004. The fee paid to Vision pursuant to the agreement in 2004 was HK$20,000.

(f) On April 26, 2004, Italian Motors (Sales & Service) ("IMSS"), a division of Auto Italia Limited which is an indirectly non-wholly owned subsidiary of the Group, sold a unit of Ferrari motor car to Mr. Jeff Man Bun LEE ("Mr. Jeff LEE"), a Director of the Company, for a net consideration of HK$900,000. IMSS is engaged in trading of cars and related accessories. Mr. Jeff LEE acquired the car for his private use.

Apart from the foregoing, there were no other contracts of significance in relation to the Group's business, to which the Company or any of its subsidiaries was a party and in which a Director had, whether directly or indirectly, a material interest subsisting at the end of the year or at any time during the year ended December 31, 2004.

Directors' Interests in Competing Business

None of the Directors of the Company (other than Independent Non-executive Directors) is interested in any business apart from the Company's business, which competes or is likely to compete, either directly or indirectly, with the Company's business.

Convertible Securities, Options, Warrants or Similar Rights

Other than the share option scheme of the Company set out in Note 42 to the financial statements, the Company had no outstanding convertible securities, options, warrants or similar rights at December 31, 2004. Other than the issue and exercise of share options pursuant to the share option schemes of the Company as explained in the "Share Option Information" section, there was no issue or exercise of any convertible securities, options, warrants or similar rights of the Company during the year.

Directors' Report

Substantial Shareholders

Save as disclosed below and in the section headed "Directors' Interests in Securities", at December 31, 2004, so far as is known to the Directors, no other person had, or was deemed or taken to have an interest or short position of 5% or more of the interests in the shares or underlying shares of the Company as recorded in the register required to be kept under Section 336 as the SFO:

Company Name	Number of Shares	Approximate % of the total issued Shares
Modern Orbit Limited	1,171,335,706	52.85%

Note: The 1,171,335,706 Shares are held by Modern Orbit Limited, which is wholly owned by Cyber Tower Inc. as trustee of The WS Lee Unit Trust. 99% of the units of The WS Lee Unit Trust are held by a discretionary trust of which Mr. Wing Sum LEE's family members including Ms. Kam Har YUE, Mr. Richard Man Fai LEE and Mr. Jeff Man Bun LEE are the beneficiaries. The remaining 1% of the units of The WS Lee Unit Trust are held by Skylink International Asset Corporation, a company incorporated in the British Virgin Islands and owned by Ms. Kam Har YUE, Mr. Richard Man Fai LEE and Mr. Jeff Man Bun LEE.

Corporate Governance

In the opinion of the Directors, the Company has complied with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (which was in force during the year under review) throughout the year ended December 31, 2004 except that the Non-executive Directors of the Company are not appointed for a specific term but are subject to retirement by rotation and re-election at the Company's annual general meeting in accordance with Bye-Law No. 99 of the New Bye-Laws of the Company.

The Company set up an Audit Committee comprising Mr. Raymond Cho Min LEE (Chairman), Mr. Boon Seng TAN and Mr. Kenji Tak Hing CHAN, Independent Non-executive Directors of the Company. In establishing the terms of reference for this Committee, the Directors have had regard to "A Guide for Effective Audit Committees" issued by the Hong Kong Society of Accountants (now known as the Hong Kong Institute of Certified Public Accountants) in February 2002.

The Audit Committee of the Company has reviewed the consolidated final accounts and the Annual Report 2004, and was content that the accounting policies of the Group are in accordance with the current best practice in Hong Kong.

Directors' Report

Purchase, Sale or Redemption of Securities

The Company and its subsidiaries have not repurchased, sold or redeemed any of the Company's securities during the year.

Pre-emptive Rights

There are no provisions for pre-emptive rights under the Company's Bye-laws or the laws in Bermuda although there are no restrictions against such rights under the laws in Bermuda.

Auditors

The financial statements for the year were audited by Messrs. RSM Nelson Wheeler who will retire at the forthcoming Annual General Meeting and being eligible, offer themselves for re-appointment.

On July 19, 2004, Deloitte Touche Tohmatsu resigned as auditors of the Group. On July 20, 2004, Messrs. RSM Nelson Wheeler were appointed as auditors of the Group to fill the casual vacancy following the resignation of Deloitte Touche Tohmatsu to hold office until the conclusion of the forthcoming annual general meeting of the Company.

On behalf of the Board of Directors

Richard Man Fai LEE
Executive Chairman & CEO

Hong Kong, April 25, 2005

Auditors' Report

RSM! Nelson Wheeler
羅 申 美 會 計 師 行
Certified Public Accountants

To the Shareholders of Wo Kee Hong (Holdings) Limited
(incorporated in Bermuda with limited liability)

We have audited the financial statements on pages 27 to 92 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective responsibilities of Directors and auditors

The Company's Directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion solely to you, as a body, in accordance with the Companies Act 1981 of Bermuda, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Basis of opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Institute of Certified Public Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and of the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at December 31, 2004 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

RSM Nelson Wheeler
Certified Public Accountants

Hong Kong, April 25, 2005

Consolidated Income Statement

For the year ended December 31, 2004

	Notes	2004 HK$'000	2003 HK$'000
Turnover	4 & 5	**618,618**	553,232
Cost of sales		**(487,512)**	(432,584)
Gross profit		**131,106**	120,648
Other operating income	6	**6,788**	13,382
Investment income		**–**	593
Distribution costs		**(55,850)**	(58,437)
Administrative expenses		**(80,548)**	(96,903)
Loss on disposal of investment properties		**–**	(8,526)
Loss on disposal of properties held for sale		**–**	(1,223)
Net deficit on revaluation of investment properties	15	**(1,594)**	–
Reverse of write-down/(Write-down) of properties held for sale to net realisable value		**2,207**	(18,911)
Profit/(Loss) from operations	7	**2,109**	(49,377)
Finance costs	8	**(7,902)**	(10,309)
Net loss on disposal or liquidation of subsidiaries	9	**(1,745)**	(726)
Restructuring costs	10	**(1,320)**	–
Share of results of associates		**(19,743)**	(22,220)
Loss before tax		**(28,601)**	(82,632)
Income tax credit/(expense)	13	**29,502**	(2,699)
Profit/(Loss) after tax		**901**	(85,331)
Minority interests		**821**	579
Profit/(Loss) attributable to shareholders		**1,722**	(84,752)
Earnings/(Loss) per share – Basic	14	**0.08 cents**	(6.35) cents

The accompanying notes on pages 35 to 92 form an integral part of these financial statements.

Consolidated Balance Sheet

As at December 31, 2004

	Notes	2004 HK$'000	2003 HK$'000
Non-current assets			
Investment properties	15	**172,305**	116,697
Property, plant and equipment	16	**117,528**	180,019
Goodwill	17	**2,306**	–
Interests in associates	19	**79,926**	92,036
Investment securities	20	**702**	702
Deferred tax assets	34	**21,300**	–
		394,067	389,454
Current assets			
Inventories	21	**85,023**	107,133
Properties held for sale, at net realisable value		**34,000**	64,525
Trade and other receivables	22	**73,587**	66,163
Amounts due from associates	23	**8,931**	742
Amounts due from related parties	24	**–**	2,085
Tax recoverable		**–**	27
Other investments	25	**101**	100
Bank balances and cash	41	**15,952**	16,093
		217,594	256,868
Current liabilities			
Trade and other payables	26	**107,768**	82,775
Bills payable		**38,840**	33,908
Tax payable		**241**	–
Amounts due to Directors	27	**–**	2,225
Amounts due to related companies	28	**9,726**	10,154
Obligations under finance leases – due within one year	31	**84**	–
Borrowings – due within one year	32	**32,820**	76,754
		189,479	205,816
Net current assets		**28,115**	51,052
		422,182	440,506

Consolidated Balance Sheet

As at December 31, 2004

	Notes	2004 HK$'000	2003 HK$'000
Capital and reserves			
Share capital	29	**221,615**	221,615
Reserves		**41,704**	40,301
		263,319	261,916
Minority interests		**1,609**	–
Non-current liabilities			
Obligations under finance leases			
– due after one year	31	**408**	–
Borrowings – due after one year	32	**131,624**	143,359
Loans advanced from minority shareholders	33	**128**	1,522
Deferred tax liabilities	34	**25,094**	33,709
		157,254	178,590
		422,182	440,506

The accompanying notes on pages 35 to 92 form an integral part of these financial statements.

The financial statements on pages 27 to 92 were approved and authorised for issue by the board of Directors on April 25, 2005 and are signed on its behalf by:

DIRECTOR *DIRECTOR*

Balance Sheet

As at December 31, 2004

	Notes	2004 HK$'000	2003 HK$'000
Non-current assets			
Property, plant and equipment	16	**468**	1,187
Investments in subsidiaries	18	**262,768**	266,368
		263,236	267,555
Current assets			
Trade and other receivables		**1,421**	2,383
Amounts due from subsidiaries	23	**69,400**	–
Amounts due from related parties	24	**–**	3
Other investments	25	**36**	36
Bank balances and cash		**365**	54
		71,222	2,476
Current liabilities			
Trade and other payables		**2,826**	4,540
Amounts due to subsidiaries	23	**65,065**	1,136
Amounts due to Directors	27	**–**	733
Amounts due to related companies	28	**2,177**	2,357
		70,068	8,766
Net current assets/(liabilities)		**1,154**	(6,290)
		264,390	261,265
Capital and reserves			
Share capital	29	**221,615**	221,615
Reserves	30	**42,775**	39,650
		264,390	261,265

The financial statements on pages 27 to 92 were approved and authorised for issue by the board of the Directors on April 25, 2005 and are signed on its behalf by:

DIRECTOR *DIRECTOR*

Consolidated Statement of Changes in Equity

For the year ended December 31, 2004

	Share capital HK$'000	Capital redemption reserve HK$'000	Exchange reserve HK$'000	Other reserve HK$'000 (note)	Accumulated losses HK$'000	Total HK$'000
The Group						
At January 1, 2003	77,488	916	(314)	261,269	(25,540)	313,819
Bonus issue of shares on May 6, 2003	7,749	–	–	(7,749)	–	–
Rights issue of shares on September 1, 2003	34,094	–	–	–	–	34,094
Bonus issue of shares on September 1, 2003	102,284	–	–	(102,284)	–	–
Exchange difference arising on translation of financial statements of overseas operations not recognised in the income statement	–	–	(1,218)	–	–	(1,218)
Realised on liquidation of subsidiaries	–	–	(201)	–	174	(27)
Loss attributable to shareholders	–	–	–	–	(84,752)	(84,752)
At December 31, 2003 and January 1, 2004	221,615	916	(1,733)	151,236	(110,118)	261,916
Exchange difference arising on translation of financial statements of overseas operations not recognised in the income statement	–	–	(319)	–	–	(319)
Profit attributable to shareholders	–	–	–	–	1,722	1,722
At December 31, 2004	221,615	916	(2,052)	151,236	(108,396)	263,319

Consolidated Statement of Changes in Equity

For the year ended December 31, 2004

Included in the above is the Group's share of post-acquisition accumulated losses of associates, as follows:

	HK$'000
At January 1, 2003	(5,396)
Loss attributable to shareholders	(22,220)
At December 31, 2003	(27,616)
Loss attributable to shareholders	(19,743)
At December 31, 2004	(47,359)

Note:

The Other Reserve of the Group was transferred from the share premium account pursuant to the capital re-organisation on September 18, 2002.

Consolidated Cash Flow Statement

For the year ended December 31, 2004

	2004 HK$'000	2003 HK$'000
Operating activities		
Loss before tax	**(28,601)**	(82,632)
Adjustments for:		
Share of results of associates	**19,743**	22,220
Dividend income from listed shares	**–**	(1)
Interest income	**(48)**	(592)
Interest expenses	**7,336**	9,631
Finance lease charges	**8**	5
Depreciation	**6,773**	7,891
Amortisation of goodwill	**407**	–
Loss on disposal of investment properties	**–**	8,526
Loss/(Gain) on disposal of property, plant and equipment	**558**	(152)
Unrealised holding gain of other investments	**(1)**	(27)
(Reverse of write-down)/Write-down of properties held for sale to net realisable value	**(2,207)**	18,911
Net deficit on revaluation of investment properties	**1,594**	–
Net loss on disposal or liquidation of subsidiaries	**1,745**	726
Exchange loss/(gain) on loan advanced from a supplier	**214**	(607)
Operating cash flows before movements in working capital	**7,521**	(16,101)
Decrease/(Increase) in inventories	**22,110**	(10,693)
Decrease in properties held for sale	**23,246**	2,281
Increase in trade and other receivables	**(7,674)**	(6,993)
Increase in amounts due from associates	**(8,188)**	(423)
Decrease in amounts due from related parties	**2,085**	245
Increase in trade and other payables	**21,752**	5,518
Increase/(Decrease) in bills payable	**4,932**	(8,765)
(Decrease)/Increase in amounts due to Directors	**(1,619)**	2,225
(Decrease)/Increase in amounts due to related companies	**(429)**	3,747
Cash generated from/(used in) operations	**63,736**	(28,959)
Hong Kong Profits Tax (paid)/refunded	**(132)**	802
Overseas tax paid	**(33)**	(110)
	(165)	692
Net cash generated from/(used in) operating activities	**63,571**	(28,267)

Consolidated Cash Flow Statement

For the year ended December 31, 2004

	Notes	2004 HK$'000	2003 HK$'000
Investing activities			
Purchase of investment properties		–	(1,100)
Purchase of property, plant and equipment		(2,584)	(2,429)
Proceeds from disposal of property, plant and equipment		548	1,033
Proceeds from disposal of investment properties		–	7,670
Dividend received from listed shares		–	1
Proceeds from disposal of subsidiaries	35	7,762	2,207
Interest received		228	487
Increase in shareholding of a subsidiary		(2,287)	–
Investment in an associate		(7,025)	–
Net cash (used in)/generated from investing activities		(3,358)	7,869
Financing activities			
Proceeds from issue of shares		–	14,461
New loans advanced from Directors		–	3,000
New bank loans		216,951	160,786
New obligation of finance leases		540	–
Repayment of bank loans		(261,043)	(149,353)
Repayment of loans advanced from related companies		–	(280)
Increase in share capital of a subsidiary contributed by minority shareholders		16	–
Interest paid		(4,097)	(7,690)
Repayment of obligations under finance leases		(49)	(389)
Finance lease charges paid		(8)	(5)
Net cash (used in)/generated from financing activities		(47,690)	20,530
Net increase in cash and cash equivalents		12,523	132
Cash and cash equivalents at January 1		1,796	1,610
Effect of foreign currency exchange rate changes		(624)	54
Cash and cash equivalents at December 31		13,695	1,796
Analysis of the balances of cash and cash equivalents			
Being:			
Bank balances and cash		15,952	16,093
Bank overdrafts		(2,257)	(14,297)
		13,695	1,796

The accompanying notes on pages 35 to 92 form an integral part of these financial statements.

Notes to the Financial Statements

For the year ended December 31, 2004

1. General information

The Company is a public limited company incorporated in Bermuda and its shares are listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

The principal activities of the Group are described in note 5.

2. Potential impact arising from the recently issued accounting standards

The Hong Kong Institute of Certified Public Accountants has issued a number of new and revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards ("new HKFRSs") which are effective for accounting periods beginning on or after January 1, 2005.

The Group has not early adopted these new HKFRSs in the financial statements for the year ended December 31, 2004. The Group has already commenced an assessment of the impact of these new HKFRSs but is not yet in a position to state whether these new HKFRSs would have a significant impact on its results of operations and financial position.

3. Significant accounting policies

The financial statements have been prepared under the historical cost convention, as modified for the revaluation of certain properties and investment in securities, and in accordance with accounting principles generally accepted in Hong Kong. The principal accounting policies adopted are set out as follows:

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries made up to December 31 each year.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Notes to the Financial Statements

For the year ended December 31, 2004

3. Significant accounting policies *(continued)*

Investments in subsidiaries

Investments in subsidiaries are included in the Company's balance sheet at cost less any identified impairment loss.

Interests in associates

The consolidated income statement includes the Group's share of the post-acquisition results of its associates for the year. In the consolidated balance sheet, interests in associates are stated at the Group's share of the net assets of the associates, less any identified impairment loss.

Goodwill

Goodwill arising on consolidation represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary or an associate at the date of acquisition. Goodwill arising on acquisition prior to January 1, 2001 continues to be held in reserves, and will be charged to the income statement at the time of disposal of the relevant subsidiary or associate or at such time as the goodwill is determined to be impaired.

Goodwill arising on acquisitions after January 1, 2001 is capitalised and amortised on a straight-line basis over its estimated useful economic life. Goodwill arising on the acquisition of an associate is included within the carrying amount of the associate. Goodwill arising on the acquisition of subsidiaries is presented separately in the balance sheet.

Revenue recognition

Sales of goods are recognised when goods are delivered and title has passed.

Maintenance service income is recognised when services are rendered.

Interest income is accrued on a time basis, by reference to the principal outstanding and at the interest rate applicable.

3. Significant accounting policies *(continued)*

Revenue recognition *(continued)*

Rental income under operating leases is recognised on a straight-line basis over the terms of the relevant leases.

Commission income is recognised when the relevant services are rendered.

Dividend income from investments is recognised when the shareholders' rights to receive payment have been established.

Leasing

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

The Group as lessor

Amounts due from lessees under finance leases are recorded as receivables at the amount of the Group's net investment in the leases. Finance lease income is allocated to accounting periods so as to reflect a constant periodic rate of return on the Group's net investment outstanding in respect of the leases.

Rental income from operating leases is rècognised on a straight-line basis over the terms of the relevant leases.

The Group as lessee

Assets held under finance leases are recognised as assets of the Group at their fair value at the date of acquisition (or, if lower, at the present value of the minimum lease payment). The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation. Finance costs are charged to the income statement over the terms of the relevant leases so as to produce a constant periodic rate of charge on the remaining balance of the obligations for each accounting period.

Rentals payable under operating leases are charged to the income statement on a straight-line basis over the terms of the relevant leases.

Notes to the Financial Statements

For the year ended December 31, 2004

3. Significant accounting policies *(continued)*

Foreign currencies

Transactions in currencies other than Hong Kong dollars are initially recorded at the rates of exchange prevailing on the dates of the transactions. Monetary assets and liabilities denominated in such currencies are retranslated at the rates prevailing on the balance sheet date. Profits and losses arising on exchange are included in the net profit or loss for the period.

On consolidation, the assets and liabilities of the Group's overseas operations are translated at exchange rates prevailing on the balance sheet date. Income and expense items are translated at the average exchange rates for the period. Exchange differences arising, if any, are classified as equity and transferred to the Group's exchange reserve. Such translation differences are recognised as income or expenses in the period in which the operation is disposed of.

Retirement benefit costs

Payments to defined contribution retirement schemes are charged as an expense as they fall due.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years, and it further excludes income statement items that are never taxable or deductible.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences, and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill (or negative goodwill) or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the tax profit nor the accounting profit.

Notes to the Financial Statements

For the year ended December 31, 2004

3. Significant accounting policies *(continued)*

Taxation *(continued)*

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associates, except where the Company is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset realised. Deferred tax is charged or credited in the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and recognised impairment losses.

Depreciation is charged so as to write off the cost of items or valuation of property, plant and equipment, over their estimated useful lives and after taking into account their estimated residual values, using the straight-line method, at the following rates per annum:

Land held under medium-term lease	Over the unexpired term of lease
Buildings on land held under medium-term lease	$2^1/_2$–5%
Leasehold improvements	20%
Furniture, fixtures and equipment	10–20%
Machinery and tools	20–$33^1/_3$%
Motor vehicles	20–25%

Notes to the Financial Statements

For the year ended December 31, 2004

3. **Significant accounting policies** *(continued)*

Property, plant and equipment *(continued)*

Assets held under finance leases are depreciated over their estimated useful lives on the same basis as owned assets or, where shorter, the terms of the relevant leases.

The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sale proceeds and the carrying amount of the asset and is recognised in the income statement.

Investment properties

Investment properties are completed properties which are held for their investment potential, any rental income being negotiated at arm's length.

Investment properties are stated at their open market value based on independent professional valuations at each balance sheet date. Any revaluation increase or decrease arising on the revaluation of investment properties is credited or charged to the investment property revaluation reserve unless the balance on this reserve is insufficient to cover a revaluation decrease, in which case the excess of the revaluation decrease over the balance on the investment property revaluation reserve is charged to the income statement. Where a decrease has previously been charged to the income statement and a revaluation increase subsequently arises, this increase is credited to the income statement to the extent of the decrease previously charged.

On disposal of an investment property, the balance on the investment property revaluation reserve attributable to the property disposed of is transferred to the income statement.

No depreciation is provided on investment properties which are held on leases with an unexpired term of more than 20 years.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is calculated using the first-in, first-out method.

Notes to the Financial Statements

For the year ended December 31, 2004

3. Significant accounting policies *(continued)*

Trade receivables

Provision is made against trade receivables to the extent that they are considered to be doubtful. Trade receivables in the balance sheet are stated net of such provision.

Cash and cash equivalents

Cash and cash equivalents are carried in the balance sheet at cost. For the purposes of the cash flow statement, cash and cash equivalents comprise cash on hand, deposits held at call with banks, cash investments with a maturity of three months or less from date of investment and bank overdrafts.

Provisions and contingent liabilities

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. Where the Group expects a provision to be reimbursed, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain.

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognised because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognised but is disclosed in the notes to the financial statements. When a change in the probability of an outflow occurs so that outflow is probable, it will then be recognised as a provision.

Investments in securities

Investments in securities are recognised on a trade date basis and are initially measured at cost.

Investments other than held-to-maturity debt securities are classified as investment securities and other investments.

Investment securities, which are securities held for an identified long-term strategic purpose, are measured at subsequent reporting dates at cost, as reduced by any impairment loss that is other than temporary.

Other investments are measured at fair value, with unrealised gains and losses included in net profit or loss for the year.

Notes to the Financial Statements

For the year ended December 31, 2004

3. Significant accounting policies *(continued)*

Properties held for sale

Properties held for sale are stated at the lower of cost and net realisable value.

Impairment

At each balance sheet date, the Group reviews the carrying amounts of its tangible assets and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognised as an expense immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately.

4. Turnover

	2004	2003
	HK$'000	HK$'000
Sales of goods to customers, less returns and discounts	**576,232**	513,102
Maintenance service income	**42,386**	40,130
	618,618	553,232

Notes to the Financial Statements

For the year ended December 31, 2004

5. Business and geographical segments

Business segments

For management purposes, the Group is currently organised into five operating divisions: air-conditioning products, audio-visual and other electrical products, cars and car accessories, direct marketing and property investment. These divisions are the basis on which the Group reports its primary segment information.

Principal activities are as follows:

Air-conditioning products	Distribution and installation of air-conditioning products
Audio-visual and other electrical products	Distribution of audio-visual equipment, including car audio, and home appliances
Cars and car accessories	Trading of cars and related accessories and provision of car repairing services
Direct marketing	Retailing of consumer electronic products and home appliances
Property investment	Rental of investment properties and properties held for sale

Notes to the Financial Statements

For the year ended December 31, 2004

5. Business and geographical segments *(continued)*

Business segments *(continued)*

Segment information about these businesses is presented below.

2004

	Air-conditioning products HK$'000	Audio-visual and other electrical products HK$'000	Cars and car accessories HK$'000	Direct marketing HK$'000	Property investment HK$'000	Others HK$'000	Eliminations HK$'000	Consolidated HK$'000
Turnover								
External sales	122,449	137,543	314,590	44,036	-	-	-	618,618
Inter-segment sales	1,096	5,615	-	107	-	-	(6,818)	-
Total turnover	123,545	143,158	314,590	44,143	-	-	(6,818)	618,618
Inter-segment sales are charged at prevailing market rates.								
Result								
Segment result	3,931	(490)	10,338	(6,632)	(1,006)	-	692	6,833
Unallocated corporate expenses								(4,724)
Profit from operations								2,109
Finance costs								(7,902)
Net loss on disposal of subsidiaries	-	-	-	-	(1,745)	-	-	(1,745)
Restructuring costs								(1,320)
Share of results of associates	-	(17,483)	(2,260)	-	-	-	-	(19,743)
Loss before tax								(28,601)
Income tax credit								29,502
Profit after tax								901
Minority interests								821
Profit attributable to shareholders								1,722

Notes to the Financial Statements

For the year ended December 31, 2004

5. Business and geographical segments *(continued)*

Business segments *(continued)*

2004 *(continued)*

	Air-conditioning products HK$'000	Audio-visual and other electrical products HK$'000	Cars and car accessories HK$'000	Direct marketing HK$'000	Property investment HK$'000	Others HK$'000	Eliminations HK$'000	Consolidated HK$'000
Consolidated balance sheet								
Assets								
Segment assets	41,393	50,635	95,824	2,555	209,316	-	-	399,723
Interests in associates	-	75,161	4,765	-	-	-	-	79,926
Unallocated corporate assets								132,012
Consolidated total assets								611,661
Liabilities								
Segment liabilities	27,452	26,437	71,980	1,387	10,455	-	-	137,711
Unallocated corporate liabilities								209,022
Consolidated total liabilities								346,733
Other information								
Capital expenditures	10	882	2,804	26	-	1,162	-	4,884
Depreciation and amortisation	76	311	1,689	44	33	5,027	-	7,180

Notes to the Financial Statements

For the year ended December 31, 2004

5. Business and geographical segments *(continued)*

Business segments *(continued)*

2003

	Air-conditioning products HK$'000	Audio-visual and other electrical products HK$'000	Cars and car accessories HK$'000	Direct marketing HK$'000	Property investment HK$'000	Others HK$'000	Eliminations HK$'000	Consolidated HK$'000
Turnover								
External sales	137,102	121,904	226,195	68,031	–	–	–	553,232
Inter-segment sales	2,115	12,146	–	201	–	–	(14,462)	–
Total turnover	139,217	134,050	226,195	68,232	–	–	(14,462)	553,232

Inter-segment sales are charged at prevailing market rates.

	Air-conditioning products HK$'000	Audio-visual and other electrical products HK$'000	Cars and car accessories HK$'000	Direct marketing HK$'000	Property investment HK$'000	Others HK$'000	Eliminations HK$'000	Consolidated HK$'000
Result								
Segment result	(253)	617	(14,514)	(8,395)	(19,008)	–	(43)	(41,596)
Unallocated investment income								593
Unallocated corporate expenses								(8,374)
Loss from operations								(49,377)
Finance costs								(10,309)
Net loss on disposal or liquidation of subsidiaries	–	–	–	–	(524)	(202)	–	(726)
Share of results of associates	–	(22,220)	–	–	–	–	–	(22,220)
Loss before tax								(82,632)
Income tax expense								(2,699)
Loss after tax								(85,331)
Minority interests								579
Loss attributable to shareholders								(84,752)

Notes to the Financial Statements

For the year ended December 31, 2004

5. Business and geographical segments *(continued)*

Business segments *(continued)*

2003 *(continued)*

	Air-conditioning products HK$'000	Audio-visual and other electrical products HK$'000	Cars and car accessories HK$'000	Direct marketing HK$'000	Property investment HK$'000	Others HK$'000	Eliminations HK$'000	Consolidated HK$'000
Consolidated Balance Sheet								
Assets								
Segment assets	48,507	51,643	74,030	13,229	185,328	–	–	372,737
Interests in associates	–	92,036	–	–	–	–	–	92,036
Unallocated corporate assets								181,549
Consolidated total assets								646,322
Liabilities								
Segment liabilities	25,603	21,606	51,615	5,572	5,723	–	–	110,119
Unallocated corporate liabilities								274,287
Consolidated total liabilities								384,406
Other information								
Capital expenditures	163	111	853	68	1,105	1,229	–	3,529
Depreciation and amortisation	177	234	1,492	96	112	5,780	–	7,891
Write down of properties held for sale to net realisable value	–	–	–	–	18,911	–	–	18,911
Loss on disposal of investment properties	–	–	–	–	8,526	–	–	8,526

Notes to the Financial Statements

For the year ended December 31, 2004

5. Business and geographical segments *(continued)*

Geographical segments

The Group's operations are mainly located in Hong Kong, Singapore, Malaysia, The People's Republic of China (other than Hong Kong and Macau) (the "PRC") and Macau. The following table provides an analysis of the Group's turnover by geographical market, irrespective of the origin of the goods/services:

	Turnover by geographical market		Contribution to operating results	
	2004	2003	**2004**	2003
	HK$'000	HK$'000	**HK$'000**	HK$'000
Hong Kong	**449,798**	385,951	**14,775**	(17,907)
Singapore	**53,160**	56,220	**353**	358
Malaysia	**26,717**	21,609	**1,392**	1,544
PRC	**58,824**	44,946	**(17,011)**	(39,554)
Macau	**27,871**	36,498	**478**	115
Others	**2,248**	8,008	**58**	466
	618,618	553,232	**45**	(54,978)
Other operating income			**6,788**	13,382
Unallocated investment income			**-**	593
Unallocated corporate expenses			**(4,724)**	(8,374)
Profit/(Loss) from operations			**2,109**	(49,377)

Notes to the Financial Statements

For the year ended December 31, 2004

5. Business and geographical segments *(continued)*

Geographical segments *(continued)*

The following is an analysis of the carrying amount of segment assets, and capital expenditures analysed by the geographical area in which the assets are located:

	Carrying amount of segment assets		Capital expenditures	
	2004	2003	**2004**	2003
	HK$'000	HK$'000	**HK$'000**	HK$'000
Hong Kong	**438,971**	420,148	**3,997**	2,176
Singapore	**20,343**	23,981	**767**	107
Malaysia	**11,064**	9,745	**120**	22
PRC	**141,235**	191,662	**–**	1,224
Macau	**48**	759	**–**	–
	611,661	646,295	**4,884**	3,529

6. Other operating income

	2004	2003
	HK$'000	HK$'000
Rental income (before deducting outgoings of HK$5,537,000 (2003: HK$4,733,000))	**6,439**	11,225
Commission income	**349**	2,157
	6,788	13,382

Notes to the Financial Statements

For the year ended December 31, 2004

7. Profit/(Loss) from operations

	2004 HK$'000	2003 HK$'000
Profit/(Loss) from operations has been arrived at after charging:		
Auditors' remuneration	**662**	880
Depreciation of:		
Owned assets	**6,604**	7,891
Assets held under finance leases	**169**	–
Staff costs, including Directors' emoluments	**56,958**	62,653
Loss on disposal of property, plant and equipment	**558**	–
Cost of inventories recognised as expenses (included write-down of inventories to net realisable value of HK$624,000 (2003:HK$770,000))	**487,512**	432,584
Amortisation of goodwill	**407**	–
and crediting:		
Unrealised holding gain of other investments	**1**	27
Gain on disposal of property, plant and equipment	**–**	152
Interest income	**48**	592

8. Finance costs

	2004 HK$'000	2003 HK$'000
Interest on:		
Bank loans, trust receipts and overdrafts wholly repayable within five years	**4,064**	4,319
Bank loans wholly repayable after five years	**–**	813
Other loans wholly repayable within five years	**–**	1,245
Other loans wholly repayable after five years	**3,272**	3,254
	7,336	9,631
Finance lease charges	**8**	5
Bank charges	**558**	673
	7,902	10,309

Notes to the Financial Statements

For the year ended December 31, 2004

9. Net loss on disposal or liquidation of subsidiaries

	2004 HK$'000	2003 HK$'000
Net loss on disposal of subsidiaries	1,745	524
Net loss on liquidation of subsidiaries	–	202
	1,745	726

10. Restructuring costs

In May 2004 the Group embarked on a corporate-wide saving plan to alleviate the staff costs and other expenses of the Group. Pursuant to the saving plan, employment contracts of certain staff were terminated and the relevant severance payment of HK$1,320,000 was incurred as restructuring costs for the year.

11. Directors' and employees' emoluments

(a) Directors' emoluments

	2004 HK$'000	2003 HK$'000
Fees:		
Executive Directors	–	–
Non-executive Directors	147	120
	147	120
Other emoluments:		
Salaries and other benefits	4,234	5,342
Retirement benefits scheme contributions	30	24
	4,264	5,366
	4,411	5,486

Notes to the Financial Statements

For the year ended December 31, 2004

11. Directors' and employees' emoluments *(continued)*

(a) Directors' emoluments *(continued)*

Fees paid to non-executive Directors include HK$127,000 (2003: HK$100,000) paid to independent non-executive Directors.

The Directors' emoluments were within the following bands:

	2004 Number of Directors	2003 Number of Directors
HK$		
Nil – 1,000,000	**8**	6
3,000,001 – 3,500,000	**1**	–
4,000,001 – 4,500,000	**–**	1

(b) Employees' emoluments

During the year, the five highest paid individuals included two Directors (2003: two Directors), details of whose emoluments are set out in note 11(a) above. The emoluments of the remaining highest paid individuals were as follows:

	2004 HK$'000	2003 HK$'000
Salaries and other benefits	**3,465**	4,612
Retirement benefits scheme contributions	**36**	36
	3,501	4,648

11. Directors' and employees' emoluments *(continued)*

(b) Employees' emoluments *(continued)*

The emoluments of the remaining highest paid individuals fell within the following bands:

HK$	**2004 Number of employees**	2003 Number of employees
Nil – 1,000,000	**1**	1
1,000,001 – 1,500,000	**1**	–
1,500,001 – 2,000,000	**1**	2

12. Retirement benefit scheme

The Group operates a mandatory provident fund ("MPF") scheme for all qualifying employees of its Hong Kong subsidiaries. The assets of the scheme are held separately from those of the Group in funds under the control of trustees. The retirement benefit cost charged to the income statement during the year amounted to HK$1,642,000 (2003: HK$1,780,000), which represents contributions payable to the fund by the Group at the rates specified in the MPF Ordinance.

For subsidiaries other than in Hong Kong, contributions are payable to the defined contribution schemes by the Group at rates specified in the rules of the schemes at the relevant jurisdiction. The contributions made by subsidiaries other than in Hong Kong during the year amounted to HK$661,000 (2003: HK$774,000).

Notes to the Financial Statements

For the year ended December 31, 2004

13. Income tax

The (credit)/expense comprises:

	2004 **HK$'000**	2003 HK$'000
Current tax:		
Hong Kong Profits Tax	**243**	330
Overseas income tax	**170**	226
	413	556
Deferred tax:		
Current year	**(29,915)**	(815)
Attributable to a change in tax rate	**–**	2,958
Income tax attributable to the Company and its subsidiaries	**(29,502)**	2,699
Share of income tax attributable to associates	**–**	–
	(29,502)	2,699

Hong Kong Profits Tax is calculated at 17.5% of the estimated assessable profit for the year.

Overseas taxation is calculated at the rates prevailing in the respective jurisdictions.

13. Income tax *(continued)*

The (credit)/expense for the year can be reconciled to the loss before tax as follows:

	2004		2003	
	HK$'000	**%**	HK$'000	%
Loss before tax	**(28,601)**		(82,632)	
Tax at the Hong Kong Profits Tax rate of 17.5%	**(5,005)**	**(17.5)**	(14,461)	(17.5)
Tax effect of share of results of an associate	**3,455**	**12.1**	3,889	4.7
Tax effect of expenses that are not deductible for tax purposes	**13,599**	**47.5**	8,796	10.6
Tax effect of income that are not taxable for tax purposes	**(19,210)**	**(67.2)**	(2,976)	(3.6)
Tax effect of deferred tax assets not recognised	**1**	**0.0**	122	0.2
Utilisation of deferred tax assets previously not recognised	**(4,745)**	**(16.6)**	(178)	(0.2)
Tax effect of tax losses not recognised	**3,944**	**13.8**	4,643	5.6
Tax effect of tax losses recognised as deferred tax assets	**(21,300)**	**(74.5)**	–	–
Increase in opening deferred tax liabilities resulting from an increase in applicable tax rate	**–**	**–**	2,958	3.6
Effect of different tax rates of subsidiaries and an associate operating in other jurisdictions	**(60)**	**(0.2)**	65	0.1
Others	**(181)**	**(0.6)**	(159)	(0.2)
Tax (credit)/expense and effective tax rate for the year	**(29,502)**	**(103.2)**	2,699	3.3

14. Earnings/(Loss) per share

The calculation of the basic earnings/(loss) per share is based on the profit attributable to shareholders of HK$1,722,000 (2003: a loss of HK$84,752,000) and on the weighted average number of 2,216,154,331 (2003: 1,334,516,654) ordinary shares in issue during the year.

No diluted earnings/(loss) per share has been presented because the exercise price of the Company's outstanding share options was higher than the average market price for share for both years.

15. Investment properties

	Investment properties in Hong Kong held under medium-term leases	Investment properties outside Hong Kong held under medium-term leases	Total
	HK$'000	HK$'000	HK$'000
The Group			
At January 1, 2004	87,783	28,914	116,697
Transfer from land and building (note 16)	57,202	–	57,202
Revaluation increase/(decrease)	14,496	(16,090)	(1,594)
At December 31, 2004	159,481	12,824	172,305

The investment properties of the Group were revalued at December 31, 2004 by Norton Appraisals Limited, independent professional valuers, on an open market value basis.

The investment properties of the Group are rented out or available for rent under operating leases.

The Group has pledged investment properties having a carrying amount of approximately HK$159,481,000 (2003: HK$87,783,000) to banks and a supplier to secure facilities granted by them. (See note 41)

Notes to the Financial Statements

For the year ended December 31, 2004

16. Property, plant and equipment

	Land and buildings in Hong Kong held under medium-term leases	Leasehold improvements	Furniture, fixtures and equipment	Machinery and tools	Motor vehicles	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
The Group						
Cost or valuation						
At January 1, 2004	210,486	19,667	49,771	9,078	7,677	296,679
Exchange difference	–	2	51	7	13	73
Additions	–	117	227	519	1,721	2,584
Transfer to investment properties	(70,556)	–	–	–	–	(70,556)
Reclassification	–	–	263	(263)	–	–
Disposals	–	(116)	(9,489)	(128)	(1,090)	(10,823)
At December 31, 2004	139,930	19,670	40,823	9,213	8,321	217,957
Representing:						
At cost	129,290	19,670	40,823	9,213	8,321	207,317
At 1996 valuation	10,640	–	–	–	–	10,640
	139,930	19,670	40,823	9,213	8,321	217,957
Accumulated depreciation						
At January 1, 2004	36,992	18,591	47,467	8,286	5,324	116,660
Exchange difference	–	2	46	3	15	66
Charge for the year	4,084	391	818	405	1,075	6,773
Transfer to investment properties	(13,354)	–	–	–	–	(13,354)
Reclassification	–	–	263	(263)	–	–
Eliminated upon disposals	–	(67)	(9,175)	(114)	(360)	(9,716)
At December 31, 2004	27,722	18,917	39,419	8,317	6,054	100,429
Net book values						
At December 31, 2004	112,208	753	1,404	896	2,267	117,528
At December 31, 2003	173,494	1,076	2,304	792	2,353	180,019

Notes to the Financial Statements

For the year ended December 31, 2004

16. Property, plant and equipment *(continued)*

At December 31, 2004, the net book value of the Group's furniture, fixtures and equipment included an amount of HK$582,000 in respect of assets held under finance leases (2003: nil).

If the land and buildings which were stated at valuation with net book value of HK$8,761,000 (2003: HK$10,322,000) had not been revalued, they would have been included in the financial statements at historical cost less accumulated depreciation of HK$8,765,000 (2003: HK$11,167,000).

The Group has pledged land and buildings having a carrying amount of approximately HK$112,208,000 (2003: HK$173,494,000) to banks to secure facilities granted by them. (See note 41)

The Company	**Leasehold improvements**	**Furniture, fixtures and equipment**	**Motor vehicles**	**Total**
	HK$'000	HK$'000	HK$'000	HK$'000
Cost				
At January 1, 2004	6,635	21,960	2,647	31,242
Additions	8	103	–	111
Transfer from a subsidiary	–	263	–	263
Disposals	–	–	(650)	(650)
At December 31, 2004	6,643	22,326	1,997	30,966
Accumulated depreciation				
At January 1, 2004	6,604	21,600	1,851	30,055
Charge for the year	15	159	179	353
Transfer from a subsidiary	–	263	–	263
Eliminated upon disposals	–	–	(173)	(173)
At December 31, 2004	6,619	22,022	1,857	30,498
Net book values				
At December 31, 2004	24	304	140	468
At December 31, 2003	31	360	796	1,187

17. Goodwill

The Group

	Total
	HK$'000
Cost	
At January 1, 2004	–
Arising from increase in shareholding of a subsidiary	2,713
At December 31, 2004	2,713
Amortisation	
At January 1, 2004	–
Charge for the year	407
At December 31, 2004	407
Carrying value	
At December 31, 2004	2,306
At December 31, 2003	–

The goodwill arising from increase in shareholding of a subsidiary is amortised over a period of five years.

18. Investments in subsidiaries

	The Company	
	2004	2003
	HK$'000	HK$'000
Unlisted shares, at cost	**293,504**	293,504
Less: Impairment loss recognised	**(30,736)**	(27,136)
	262,768	266,368

Particulars of the Company's principal subsidiaries at December 31, 2004 are shown in note 43.

Notes to the Financial Statements

For the year ended December 31, 2004

19. Interests in associates

	The Group	
	2004	2003
	HK$'000	HK$'000
Share of net assets	**79,926**	92,036

Particulars of the Group's principal associates at December 31, 2004 are shown in note 44.

The following details are the adjusted financial information of the Group's major associate:

	Jin Ling Electrical Company Limited	
	2004	2003
	HK$'000	HK$'000
Operating results		
Turnover	**437,898**	411,055
Loss before taxation	**(34,966)**	(44,440)
Loss before taxation attributable to the Group	**(17,483)**	(22,220)
Financial position		
Non-current assets	**158,470**	202,458
Current assets	**247,609**	272,262
Current liabilities	**(255,097)**	(290,648)
Non-current liabilities	**(660)**	–
Shareholders' funds	**150,322**	184,072
Shareholders' funds attributable to the Group	**75,161**	92,036

Notes to the Financial Statements

For the year ended December 31, 2004

20. Investment securities

	The Group	
	2004	2003
	HK$'000	HK$'000
Unlisted shares, at cost	**75**	75
Club debentures, at cost less impairment loss	**627**	627
	702	702

In the opinion of the Directors, investment securities are worth at least their carrying values.

21. Inventories

	The Group	
	2004	2003
	HK$'000	HK$'000
Finished goods	**72,558**	95,008
Spare parts	**12,465**	12,125
	85,023	107,133

Included above are finished goods of HK$4,829,000 (2003: HK$18,478,000) and spare parts of HK$1,832,000 (2003: HK$694,000), which are carried at net realisable value.

Notes to the Financial Statements

For the year ended December 31, 2004

22. Trade and other receivables

The Group

The Group allows an average credit period of 7 to 90 days to its customers. The aged analysis of trade receivables, net of provision is as follows:

	2004	2003
	HK$'000	HK$'000
Within 30 days	**29,218**	19,922
31 to 60 days	**10,609**	12,073
61 to 90 days	**2,398**	2,716
91 days to 1 year	**8,469**	4,506
Over 1 year	**1,986**	1,185
Total trade receivables, net of provision	**52,680**	40,402
Deposits, prepayments and other receivables	**20,907**	25,761
	73,587	66,163

23. Amounts due from/to associates/subsidiaries

The amounts due are unsecured, interest-free and have no fixed terms of repayment.

Notes to the Financial Statements

For the year ended December 31, 2004

24. Amounts due from related parties

Details of the amounts due from related parties are as follows:

	The Group			The Company		
Name of related party	Balance at 31.12.2004	Balance at 1.1.2004	Maximum amount outstanding during the year	Balance at 31.12.2004	Balance at 1.1.2004	Maximum amount outstanding during the year
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Mr. Herbert ADAMCZYK (a)	–	2,082	2,082	–	–	–
B & O Web Studio Limited (b)	–	3	3	–	3	3
	–	2,085		–	3	

Notes:

a. The amount was unsecured, bears interest at the best lending rate offered by the Hongkong and Shanghai Banking Corporation Limited and has no fixed terms of repayment.

Mr. Herbert ADAMCZYK is a Director of the Company's subsidiaries. The amount was settled during the year.

b. The amount was unsecured, non-interest bearing and had no fixed terms of repayment.

The related company is controlled by certain Directors of the Company. The amount was settled during the year.

Notes to the Financial Statements

For the year ended December 31, 2004

25. Other investments

	The Group		The Company	
	2004	2003	**2004**	2003
	HK$'000	HK$'000	**HK$'000**	HK$'000
Listed shares	**101**	100	**36**	36

The shares are listed on the Stock Exchange and are carried at market value.

26. Trade and other payables

The Group

At the balance sheet date, the aged analysis of trade payables is as follows:

	2004	2003
	HK$'000	HK$'000
Within 30 days	**5,070**	6,042
31 to 60 days	**2,191**	2,610
61 to 90 days	**3,337**	1,478
91 days to 1 year	**988**	3,349
Over 1 year	**1,329**	1,414
Total trade payables	**12,915**	14,893
Customers' deposits, accruals and other payables	**94,853**	67,882
	107,768	82,775

27. Amounts due to Directors

The amounts at December 31, 2003 were unsecured, non-interest bearing and had no fixed terms of repayment. The amounts were fully settled during the year.

Notes to the Financial Statements

For the year ended December 31, 2004

28. Amounts due to related companies

The amounts are unsecured, non-interest bearing and have no fixed terms of repayment. The related companies are controlled by certain Directors of the Company.

29. Share capital

	The Group and the Company	
	Number of shares	Nominal value
		HK$'000
Authorised:		
At January 1, 2003, December 31, 2003, January 1, 2004 and December 31, 2004 of HK$0.10 each	3,500,000,000	350,000
Issued and fully paid:		
At January 1, 2003 of HK$0.10 each	774,879,138	77,488
Issue of shares upon bonus share issue (a)	77,487,913	7,749
Issue of shares upon rights issue (b)	340,946,820	34,094
Issue of shares upon bonus share issue (b)	1,022,840,460	102,284
At December 31, 2003, January 1, 2004 and December 31, 2004 of HK$0.10 each	2,216,154,331	221,615

Notes:

(a) Pursuant to a resolution passed on the Special General Meeting ("SGM") held on May 6, 2003, a bonus share was issued for every ten shares. 77,487,913 bonus shares were issued and were credited as fully paid by using the credit in the contributed surplus account of the Company.

(b) Pursuant to another resolution passed on the SGM held on September 1, 2003, a rights issue of not less than 340,946,820 shares of HK$0.10 each at HK$0.10 per share on the basis of two rights shares for five rights shares held on the record date with bonus share issue on the basis of three bonus shares for every rights share taken up payable in full on acceptance. The Group had use the net proceeds from rights issue of approximately HK$19,633,000 to set off loans advanced from a Director and a related company directly. The remaining balance of HK$14,461,000 (before expenses) was used to repay part of the bank overdrafts of the Group and to provide additional working capital of the Group.

Notes to the Financial Statements

For the year ended December 31, 2004

30. Reserves

The Company

	Capital redemption reserve HK$'000	Contributed surplus HK$'000	Accumulated losses HK$'000	Total HK$'000
At January 1, 2003	916	471,524	(205,040)	267,400
Bonus issue of shares on May 6, 2003	–	(7,749)	–	(7,749)
Bonus issue of shares on September 1, 2003	–	(102,284)	–	(102,284)
Loss attributable to shareholders	–	–	(117,717)	(117,717)
At December 31, 2003 and January 1, 2004	916	361,491	(322,757)	39,650
Profit attributable to shareholders	–	–	3,125	3,125
At December 31, 2004	916	361,491	(319,632)	42,775

Under the Companies Act 1981 of Bermuda (as amended), the Company can make a distribution out of contributed surplus. However, the Company cannot declare or pay a dividend, or make a distribution out of contributed surplus if:

(a) it is, or would after the payment be, unable to pay its liabilities as they become due; or

(b) the realisable value of its assets would thereby be less than the aggregate of its liabilities and its issued share capital and share premium accounts.

In the opinion of Directors, as at December 31, 2004, the Company have distributable reserves by considering the net balance of reserve available for distribution of HK$41,859,000 (2003: HK$38,734,000), including contributed surplus of HK$361,491,000 (2003: HK$361,491,000) and accumulated losses of HK$319,632,000 (2003: HK$322,757,000).

Notes to the Financial Statements

31. Obligations under finance leases

	Minimum lease payments		Present value of minimum lease payments	
	2004	2003	**2004**	2003
	HK$'000	HK$'000	**HK$'000**	HK$'000
The Group				
Amounts payable under finance leases:				
Within one year	**99**	–	**84**	–
In the second to fifth year inclusive	**372**	–	**321**	–
More than five years	**100**	–	**87**	–
	571	–	**492**	–
Less: Future finance charges	**(79)**	–	**–**	–
Present value of lease obligations	**492**	–	**492**	–
Analysed as:				
Amounts due within one year shown under current liabilities			**84**	–
Amounts due after one year			**408**	–
			492	–

The average effective borrowing rate was approximately 3% per annum. Interest rates were fixed at the contract dates. All leases were on a fixed repayment basis and no arrangement had been entered into for contingent rental payments. The Group's obligations under finance leases as at December 31, 2004 were secured by the lessor's charge over the leased assets. There were no obligations under finance leases as at December 31, 2003.

Notes to the Financial Statements

For the year ended December 31, 2004

32. Borrowings

	The Group	
	2004	2003
	HK$'000	HK$'000
Bank overdrafts	**2,257**	14,297
Bank loans	**31,865**	75,708
	34,122	90,005
Secured (note 41)	**25,318**	80,868
Unsecured	**8,804**	9,137
	34,122	90,005
Secured loan advanced from a supplier (note below)	**130,322**	130,108
	164,444	220,113
The maturity of the above loans is as follows:		
Within one year	**32,820**	76,754
More than one year, but not exceeding two years	**477**	3,574
More than two years, but not exceeding five years	**825**	5,868
More than five years	**130,322**	133,917
	164,444	220,113
Less: Amounts due within one year shown under current liabilities	**(32,820)**	(76,754)
Amounts due after one year	**131,624**	143,359

Note:

The loan advanced from a supplier is secured by investment properties of the Group, bears interest at 2.5% per annum and is repayable semi-annually by ten instalments commencing from June 30, 2012. (See note 41)

Subsequent to the balance sheet date, the Group and the supplier have entered into a deed of settlement in relation to the settlement of the above debt plus accrued interest thereon. Details are disclosed in note 37.

33. Loans advanced from minority shareholders

The loans are unsecured, non-interest bearing and have no fixed terms of repayment. The minority shareholders have agreed not to demand repayment of the loans in the next twelve months from the balance sheet date and, accordingly, the amounts have been classified as non-current liabilities.

34. Deferred tax (assets)/liabilities

	Tax losses	**Accelerated tax depreciation**	**Total**
	HK$'000	HK$'000	HK$'000
At January 1, 2003	–	31,566	31,566
Credit to income for the year	–	(815)	(815)
Effect of a change in tax rate charged to income statement	–	2,958	2,958
At December 31, 2003 and January 1, 2004	–	33,709	33,709
Credit to income for the year	(21,300)	(8,615)	(29,915)
At December 31, 2004	(21,300)	25,094	3,794

	2004	2003
	HK$'000	HK$'000
Deferred tax liabilities	**25,094**	33,709
Deferred tax assets	**(21,300)**	–
	3,794	33,709

At the balance sheet date, the Group has unused tax losses of approximately HK$1,010,766,000 (2003: HK$994,964,000) available to offset future profits. A deferred tax asset has been recognised in respect of HK$121,714,000 (2003: nil) of such losses. No deferred tax asset has been recognised in respect of the remaining HK$889,052,000 (2003: HK$994,964,000) due to the unpredictability of future profit streams. The tax losses may be carried forward either from 2 to 5 years or indefinitely.

Notes to the Financial Statements

For the year ended December 31, 2004

35. Disposal of subsidiaries

A summary of the effects of disposal of subsidiaries is as follows:

	2004 HK$'000	2003 HK$'000
Net assets disposed of:		
Property held for sale, at net realisable value	**9,448**	2,745
Trade and other receivables	**59**	–
Trade and other payables	**–**	(14)
	9,507	2,731
Loss on disposal of subsidiaries	**(1,745)**	(524)
Total consideration	**7,762**	2,207
Satisfied by:		
Cash	**7,762**	2,207
Net cash inflow arising on disposal:		
Cash consideration	**7,762**	2,207

The subsidiaries disposed of for both years did not have any significant impact on the Group's cash flows, turnover and operating results.

Notes to the Financial Statements

For the year ended December 31, 2004

36. Major non-cash transactions

During the year ended December 31, 2004, minority shareholders of a Group's subsidiary contributed to the increase in share capital of the subsidiary by offsetting to the amounts of totalling HK$2,000,000 due to the minority shareholders by the Group.

During the year ended December 31, 2003, the Group has used the proceeds from right issue of the Company to offset the loans advanced from a Director, loans advanced from related companies, and amounts due to related companies amounted to HK$19,633,000 directly.

37. Events after the balance sheet date

On February 24, 2005, the Group and a supplier, Mitsubishi Heavy Industries, Ltd ("MHI"), have entered into a deed of settlement in relation to the settlement of the debt due from the Group to MHI under the loan agreement dated June 28, 2002. In accordance with the deed of settlement, the debt, being the aggregate of the principal plus accrued interest thereon of HK$135.9 million as at December 31, 2004, have been settled in full with the amount of HK$47.7 million, resulting in a gain of HK$$88.2 million by the Group to be included in the Group's results for the following year. The settlement has been fulfilled by a new long term bank loan borrowed by the Group and the Group's internal resources.

Notes to the Financial Statements

For the year ended December 31, 2004

38. Related party transactions

In addition to the balances with related parties disclosed under notes 24 and 28 above, during the year, the Group entered into the following transactions with related parties:

	2004	2003
	HK$'000	HK$'000
Interest expense paid to a Director (a)	**–**	1,053
Interest expense paid to a related company (b)	–	192
Interest income received from a related party (b)	**30**	106
Management and agency fee paid to a related company (c)	**61**	29
Sales of goods to a Director (c)	**900**	4,958
Underwriting commission fees paid to a related company (d)	–	234
Acquisition of further interest in a subsidiary from a related party	**2,287**	–
Management and agency fee paid to a related company which received the amounts on behalf of a building management fund (c), (e)	**4,187**	3,349
Consultancy service fee paid to a related company (c)	**20**	–

Notes:

(a) The interest expense paid to a Director was agreed between the relevant parties. The interest rate was 10% per annum.

(b) The interest expense paid to a related company was 1% above the best lending rate. The interest income received from a related party borne interest at the best lending rate offered by the Hongkong and Shanghai Banking Corporation Limited.

(c) The pricing of transactions regarding management and agency fees, consultancy service fee and goods sold to a related company or Director were determined by the Directors on the basis of estimated market value.

(d) The underwriting commission fees paid to a related company was 2.5% of the total issue price of the rights share underwritten by the related company.

38. Related party transactions *(continued)*

Notes: *(continued)*

(e) The related company acted as a building manager to operate a building management fund for a building owned by the Group and collected the management and agency fee from the Group on behalf of the building management fund. During the year, management fee of HK$417,000 (2003: HK$417,000) and accounting service fee of HK$162,000 (2003: nil) were paid to the related company by the building management fund.

(f) The related companies are controlled by certain Directors of the Company.

39. Operating lease arrangements

The Group as lessor

Property rental income earned, net of outgoings of HK$5,537,000 (2003: HK$4,733,000) during the year was HK$902,000 (2003: HK$6,492,000). The property held has committed tenants for the next two years.

At the balance sheet date, the Group had contracted with tenants for the following future minimum lease payments which fall due:

	2004	2003
	HK$'000	HK$'000
Within one year	**4,435**	5,338
In the second to fifth year inclusive	**2,804**	2,218
	7,239	7,556

The Group as lessee

	2004	2003
	HK$'000	HK$'000
Minimum lease payments under operating leases recognised in the income statement for the year	**7,294**	10,586

Notes to the Financial Statements

For the year ended December 31, 2004

39. Operating lease arrangements *(continued)*

The Group as lessee *(continued)*

At the balance sheet date, the Group had commitments under non-cancellable operating leases, which fall due as follows:

	2004 HK$'000	2003 HK$'000
Within one year	**5,317**	5,428
In the second to fifth year inclusive	**3,527**	2,369
	8,844	7,797

Operating lease payments represent rentals payable by the Group for certain of its office premises. Leases are negotiated for an average term of two years and rentals are fixed for an average of one year.

At the balance sheet date, the Company had no commitments under non-cancellable operating leases (2003: nil).

40. Contingent liabilities

(a) At the balance sheet date, the Group and the Company had the following outstanding contingent liabilities which are not provided for in the financial statements in respect of:

	The Group		The Company	
	2004 HK$'000	2003 HK$'000	2004 HK$'000	2003 HK$'000
Guarantees given for banking and other facilities made available to subsidiaries	–	–	**162,954**	165,430
Other guarantees issued for subsidiaries	–	–	**138,328**	138,909
	–	–	**301,282**	304,339

(b) At the balance sheet date, the Group had contingent liabilities of approximately HK$29.2 million arising out of a court proceedings involving a subsidiary of the Company in PRC and HK$1.3 million in respect of proceedings involving a subsidiary of the Company in India.

41. Pledge of assets

At the balance sheet date, certain of the Group's land and buildings of approximately HK$112,208,000 (2003: HK$173,494,000), properties held for sale of approximately HK$34,000,000 (2003: HK$60,963,000), inventories stated at lower of cost or net realisable value amounting HK$nil (2003: HK$4,663,000), deposits in bank of approximately HK$1,214,000 (2003: nil) and all assets of a subsidiary of approximately HK$18,491,000 (2003: HK$15,095,000) have been pledged to secure facilities granted by banks to the Group. The investment properties of approximately HK$159,481,000 (2003: HK$87,783,000) have been pledged to secure facilities granted by banks and a supplier to the Group.

42. Share options schemes

1991 Scheme

The Company's share option scheme was adopted on June 22, 1991 ("1991 Scheme") for the primary purpose of providing incentives to Directors and eligible employees and expired on June 21, 2001. The Directors may, at their discretion, grant options to all eligible employees, including executive Directors of the Company and its subsidiaries.

The total number of shares in respect of which options may be granted under the 1991 Scheme is not permitted to exceed 10% of the issued share capital of the Company at any point in time. The number of shares in respect of which options may be granted to any individual is not permitted to exceed 25% of the maximum aggregate number of shares of the Company for the time being issued and issuable under the 1991 Scheme.

Options granted must be taken up within 28 days of the date of grant, upon payment of HK$1 per grant. Options are exercisable within a period of 6 years commencing one month from the date of acceptance of options.

The subscription price is determined by the Directors, and will not be less than the higher of a price being not less than 80% of the average of the closing prices of the shares on the Stock Exchange on the five trading days immediately preceding the date of grant, and the nominal value of a share of the Company.

Notes to the Financial Statements

For the year ended December 31, 2004

42. Share option schemes *(continued)*

2001 Scheme

Another share option scheme ("2001 Scheme") was subsequently adopted pursuant to a resolution passed on June 28, 2001 for the primary purpose of providing incentives to Directors and eligible employees, and was terminated on May 30, 2002 pursuant to a resolution passed on that date.

Under the 2001 Scheme, the Directors may grant options to any full-time employees, including executive and non-executive Directors of the Company and its subsidiaries, to subscribe for shares in the Company.

The total number of shares in respect of which options may be granted under the 2001 Scheme is not permitted to exceed 10% of the issued share capital of the Company at any point in time. The number of shares in respect of which options may be granted to any individual is not permitted to exceed 25% of the maximum aggregate number of shares of the Company for the time being issued and issuable under the 2001 Scheme.

Options granted must be taken up within 28 days of the date of grant, upon payment of HK$1 per grant. Options are exercisable within a period of 6 years commencing one month from the date of acceptance of options.

The subscription price is determined by the Directors, and will not be less than the higher of a price being not less than 80% of the average of the closing prices of the shares on the Stock Exchange on the five trading days immediately preceding the date of grant, and the nominal value of a share of the Company.

Upon termination of the 2001 Scheme, no further options will be granted but in all other respects, the provisions of the 2001 Scheme shall remain in force and all granted prior to such termination shall continue to be valid and exercisable in accordance therewith.

2002 Scheme

On August 23, 2001, the Stock Exchange has announced amendments to Chapter 17 of the Listing Rules, which has come into effect on September 1, 2001. In compliance with the amendments to the Listing Rules and the announcement of the Stock Exchange, the Company adopted a new share option scheme ("2002 Scheme") and terminated the 2001 Scheme on May 30, 2002 pursuant to a resolution passed on that date. The purpose of the 2002 Scheme is to provide incentives or rewards to participants for their contribution to the Group and enable the Group to recruit and retain high-calibre employees and attract human resources that are valuable to the Group and any companies in which the Group holds any equity interest. The 2002 Scheme will expire on the 10th anniversary of date of adoption.

42. Share option schemes *(continued)*

2002 Scheme *(continued)*

Under the 2002 Scheme, the Board of Directors of the Company may at their discretion grant options to the following participants of the Company, its subsidiaries and any companies in which the Group holds any equity interest, to subscribe for shares in the Company:

1. eligible employees, including Directors; or
2. suppliers or customers; or
3. any person or entity that provides research, development or other technological support; or
4. shareholders; or
5. employees, partners or Directors of any business partners, joint venture partners, financial advisers and legal advisers.

Options granted to a Director, chief executive or substantial shareholder of the Company, or any of their respective associates must be approved by the Independent Non-executive Directors of the Company (excluding any Independent Non-executive Director who is the grantee).

The total number of shares in respect of which options may be granted under the 2002 Scheme and any other schemes is not permitted to exceed 30% of the issued share capital of the Company from time to time. Subject to the above rule, the total number of shares in respect of which options may be granted under the 2002 Scheme and any other schemes must not in aggregate, exceed 10% of the issued share capital of the Company at the adoption date of the 2002 Scheme without prior approval from the Company's shareholders.

The number of shares in respect of which options may be granted to any participant in any one year is not permitted to exceed 1% of the shares of the Company in issue at any point in time, without prior approval from the Company's shareholders. Options granted to a substantial shareholder, or an Independent Non-executive Director of the Company, or any of their respective associates under the 2002 Scheme and any other schemes in any one year in excess of 0.1% of the Company's issued share capital or with a value, based on the closing price of the shares of the Company at the date of each grant, in excess of HK$5 million must be approved in advance by the Company's shareholders.

Notes to the Financial Statements

For the year ended December 31, 2004

42. Share option schemes *(continued)*

Options granted must be taken up within 28 days of the date of grant upon payment of HK$1 per each grant of options. The exercise period of the share options granted under the 2002 Scheme shall be determined by the Board of Directors when such options are granted, provided that such period shall not end later than 6 years from the date of grant. The subscription price is determined by the Board of Directors of the Company, and will not be less than the higher of the closing price of the Company's shares on the date of grant, or the average closing price of the shares for the five trading days immediately preceding the date of grant, or the nominal value of a share of the Company.

At December 31, 2004, the number of shares in respect of which options had been granted and remained outstanding under the 1991 Scheme, 2001 Scheme and 2002 Scheme were 45,843,275, 118,930,658 and 91,226,162 (2003: 91,247,671, 175,092,363 and 129,117,007 respectively), representing 2.1%, 5.4% and 4.1% (2003: 4.1%, 7.9% and 5.8% respectively) of the issued share capital of the Company at that date respectively.

The following table discloses details of the Company's share options held by employees (including Directors) and movements in such holdings during the year:

Scheme type	Date of grant	Outstanding at January 1, 2004	Option Lapsed
1991	January 19, 1998	12,125,838	12,125,838
1991	June 10, 1998	1,573,156	1,573,156
1991	December 21, 1999	23,133,184	242,256
1991	February 11, 2000	11,531,229	–
1991	September 8, 2000	4,719,470	–
1991	January 18, 2001	409,019	–
1991	May 28, 2001	37,755,775	31,463,146
2001	August 10, 2001	166,754,668	55,060,504
2001	August 29, 2001	6,764,539	1,101,201
2001	November 23, 2001	1,573,156	–
2002	June 4, 2002	80,702,927	15,731,565
2002	September 24, 2002	48,414,080	22,159,280
Grand Total:		395,457,041	139,456,946

Notes to the Financial Statements

For the year ended December 31, 2004

Outstanding at December 31, 2004	Exercisable period	Exercise price HK$
–	February 19, 1998 – March 12, 2004	0.3655
–	July 24, 1998 – July 23, 2004	0.1749
22,890,928	February 1, 2000 – March 21, 2006	0.2325
11,531,229	March 18, 2000 – March 21, 2006	0.5422
4,719,470	November 5, 2000 – November 4, 2006	0.2347
409,019	March 6, 2001 – March 14, 2007	0.1661
6,292,629	June 29, 2001 – June 29, 2007	0.1661
111,694,164	September 14, 2001 – September 18, 2007	0.1661
5,663,338	September 30, 2001 – September 30, 2007	0.1661
1,573,156	December 23, 2001 – December 22, 2007	0.1661
64,971,362	June 4, 2002 – June 3, 2008	0.1000
26,254,800	September 24, 2002 – September 23, 2008	0.1000
256,000,095		

Notes to the Financial Statements

For the year ended December 31, 2004

42. Share option schemes *(continued)*

Scheme type	Date of grant	Outstanding at January 1, 2003		Lapsed during the period	Outstanding at June 30, 2003	
		Before adjustment	After adjustment(b)		Before adjustment	After adjustment(c)
1991	July 28, 1997	15,951,594	17,546,751	17,546,751 (d)	–	–
1991	January 19, 1998	4,305,815	4,736,391	18,151	4,718,240	12,267,415
1991	June 10, 1998	550,055	605,060	–	605,060	1,573,156
1991	December 21, 1999	8,150,137	8,965,145	27,831	8,937,314	23,237,007
1991	February 11, 2000	4,031,901	4,435,088	–	4,435,088	11,531,229
1991	September 8, 2000	1,650,165	1,815,182	–	1,815,182	4,719,470
1991	January 18, 2001	143,014	157,315	–	157,315	409,019
1991	May 28, 2001	13,201,320	14,521,452	–	14,521,452	37,755,775
2001	August 10, 2001	58,305,830	64,136,411	–	64,136,411	166,754,668
2001	August 29, 2001	2,475,242	2,722,759	–	2,722,759	7,079,170
2001	November 23, 2001	550,055	605,060	–	605,060	1,573,156
2002	June 4, 2002	29,867,981	32,854,769	–	32,854,769	85,422,395
2002	September 24, 2002	16,928,000	18,620,800	–	18,620,800	48,414,080
Grand Total:		156,111,109	171,722,183	17,592,733	154,129,450	400,736,540

Notes to the Financial Statements

For the year ended December 31, 2004

Lapsed during the period	Outstanding at December 31, 2003	Exercisable period	Exercise price		
			Before adjustment HK$	After adjustment(b) HK$	After adjustment(c) HK$
–	–	August 28, 1997 – September 10, 2003	1.5858	1.4416	0.8855
141,577	12,125,838	February 19, 1998 – March 12, 2004	0.6546	0.5951	0.3655
–	1,573,156	July 24, 1998 – July 23, 2004	0.3132	0.2847	0.1749
103,823	23,133,184	February 1, 2000 – March 21, 2006	0.4165	0.3786	0.2325
–	11,531,229	March 18, 2000 – March 21, 2006	0.9711	0.8828	0.5422
–	4,719,470	November 5, 2000 – November 4, 2006	0.4204	0.3822	0.2347
–	409,019	March 6, 2001 – March 14, 2007	0.2975	0.2705	0.1661
–	37,755,775	June 29, 2001 – June 29, 2007	0.2975	0.2705	0.1661
–	166,754,668	September 14, 2001 – September 18, 2007	0.2975	0.2705	0.1661
314,631	6,764,539	September 30, 2001 – September 30, 2007	0.2975	0.2705	0.1661
–	1,573,156	December 23, 2001 – December 22, 2007	0.2975	0.2705	0.1661
4,719,468	80,702,927	June 4, 2002 – June 3, 2008	0.1440	0.1309	0.1000
–	48,414,080	September 24, 2002 – September 23, 2008	0.1000	0.1000	0.1000
5,279,499	395,457,041				

Notes to the Financial Statements

For the year ended December 31, 2004

42. Share option schemes *(continued)*

Details of the share options held by the Directors included in the above table are as follows:

Scheme type	Date of grant	Outstanding at January 1, 2004	Option Lapsed
1991	January 19, 1998	9,596,253 (a)	9,596,253 (a)
1991	June 10, 1998	1,573,156	1,573,156
1991	December 21, 1999	21,237,613 (a)	–
1991	February 11, 2000	11,012,093	–
1991	January 18, 2001	409,019	–
1991	May 28, 2001	6,292,629	–
2001	August 10, 2001	111,694,164	–
2001	August 29, 2001	1,573,150 (a)	–
2002	June 4, 2002	13,843,779	–
2002	September 24, 2002	26,254,800	–
Grand Total:		203,486,656	11,169,409

Notes to the Financial Statements

For the year ended December 31, 2004

Outstanding at December 31, 2004	Exercisable period	Exercise price
		HK$
–	February 19, 1998 – February 21, 2004	0.3655
–	July 24, 1998 – July 23, 2004	0.1749
21,237,613 (a)	February 6, 2000 – February 10, 2006	0.2325
11,012,093	March 18, 2000 –March 21, 2006	0.5422
409,019	March 6, 2001 – March 5, 2007	0.1661
6,292,629	June 29, 2001 – June 29, 2007	0.1661
111,694,164	September 14, 2001 – September 18, 2007	0.1661
1,573,150 (a)	September 30, 2001 – September 29, 2007	0.1661
13,843,779	June 4, 2002 – June 3, 2008	0.1000
26,254,800	September 24, 2002 – September 23, 2008	0.1000
192,317,247		

Notes to the Financial Statements

For the year ended December 31, 2004

42. Share option schemes *(continued)*

Scheme type	Date of grant	Outstanding at January 1, 2003		Lapsed during the period	Outstanding at June 30, 2003	
		Before adjustment	After adjustment(b)		Before adjustment	After adjustment(c)
1991	July 28, 1997	14,851,484 (a)	16,336,630 (a)	16,336,630 (d)	–	–
1991	January 19, 1998	3,355,335 (a)	3,690,867 (a)	–	3,690,867 (a)	9,596,253 (a)
1991	June 10, 1998	550,055	605,060	–	605,060	1,573,156
1991	December 21, 1999	7,425,741 (a)	8,168,313 (a)	–	8,168,313 (a)	21,237,613 (a)
1991	February 11, 2000	3,850,384	4,235,421	–	4,235,421	11,012,093
1991	January 18, 2001	143,014	157,315	–	157,315	409,019
1991	May 28, 2001	2,200,220	2,420,242	–	2,420,242	6,292,629
2001	August 10, 2001	39,053,905	42,959,294	–	42,959,294	111,694,164
2001	August 29, 2001	550,054 (a)	605,058 (a)	–	605,058 (a)	1,573,150 (a)
2002	June 4, 2002	4,840,484	5,324,531	–	5,324,531	13,843,779
2002	September 24, 2002	9,180,000	10,098,000	–	10,098,000	26,254,800
Grand Total:		86,000,676	94,600,731	16,336,630	78,264,101	203,486,656

(a) Share options granted to Mr. Richard Man Fai LEE's spouse were included. Mr. Richard Man Fai LEE is a Director of the Company.

(b) The number of share options granted under 1991, 2001 and 2002 Schemes and their respective subscription prices have been adjusted for the bonus issue taken place in May 2003.

(c) The number of share options granted under 1991, 2001 and 2002 Schemes and their respective subscription prices have been adjusted for the rights issue with the bonus share issue taken place in September 2003.

(d) The share options expired before the rights issue taken place in September 2003.

Notes to the Financial Statements

For the year ended December 31, 2004

Outstanding at December 31, 2003	Exercisable period	Exercise price		
		Before adjustment HK$	After adjustment(b) HK$	After adjustment(c) HK$
–	August 28, 1997 – August 30, 2003	1.5858	1.4416	0.8855
9,596,253 (a)	February 19, 1998 – February 21, 2004	0.6546	0.5951	0.3655
1,573,156	July 24, 1998 – July 23, 2004	0.3132	0.2847	0.1749
21,237,613 (a)	February 6, 2000 – February 10, 2006	0.4165	0.3786	0.2325
11,012,093	March 18, 2000 –March 21, 2006	0.9711	0.8828	0.5422
409,019	March 6, 2001 – March 5, 2007	0.2975	0.2705	0.1661
6,292,629	June 29, 2001 – June 29, 2007	0.2975	0.2705	0.1661
111,694,164	September 14, 2001 – September 18, 2007	0.2975	0.2705	0.1661
1,573,150 (a)	September 30, 2001 – September 29, 2007	0.2975	0.2705	0.1661
13,843,779	June 4, 2002 – June 3, 2008	0.1440	0.1309	0.1000
26,254,800	September 24, 2002 – September 23, 2008	0.1000	0.1000	0.1000
203,486,656				

In 2004, no consideration was received during the year from employees (including Directors) for taking up the options granted (2003: nil).

Notes to the Financial Statements

For the year ended December 31, 2004

43. Principal subsidiaries

Particulars of the Company's principal subsidiaries at December 31, 2004 are as follows:

Name of subsidiary	Place of incorporation/ operation	Percentage of equity interest attributable to the Group	Issued and fully paid share capital or registered capital	Principal activities
Direct subsidiary				
Wo Kee Hong (B.V.I.) Limited	British Virgin Islands	100.0	30,000 shares of US$0.01 each	Investment holding
Indirect subsidiaries				
Auto Italia Limited	Hong Kong	89.9	10,000 shares of HK$10 each	Trading of cars and related accessories and provision of car repairing services
Bodyworld International (B.V.I.) Ltd.	British Virgin Islands	100.0	1 share of US$1 each	Trading brand holding
Cliven Pte Ltd	Singapore	100.0	10 ordinary shares of S$1 each	Investment holding

Notes to the Financial Statements

For the year ended December 31, 2004

43. Principal subsidiaries *(continued)*

Name of subsidiary	Place of incorporation/ operation	Percentage of equity interest attributable to the Group	Issued and fully paid share capital or registered capital	Principal activities
Indirect subsidiaries *(continued)*				
Corich Enterprises Inc.	British Virgin Islands	100.0	100 shares of US$1 each	Investment holding
Elbright Limited	Hong Kong	100.0	2 shares of HK$1 each	Property leasing agent
Ever Rising Investments Limited	Hong Kong	100.0	2 shares of HK$1 each	Property investment
Italian Motors (Sales & Service) Limited	Hong Kong	89.9	60,000 shares of HK$10 each	Investment holding
Martview Limited	Hong Kong	100.0	2 shares of HK$1 each	Property holding
Mega Warehouse Company Limited	Hong Kong	100.0	2 shares of HK$1 each	Trading brand holding

Notes to the Financial Statements

For the year ended December 31, 2004

43. Principal subsidiaries *(continued)*

Name of subsidiary	Place of incorporation/ operation	Percentage of equity interest attributable to the Group	Issued and fully paid share capital or registered capital	Principal activities
Indirect subsidiaries *(continued)*				
Mega Warehouse (Hong Kong) Limited	Hong Kong	100.0	1,000,000 shares of HK$1 each	Warehouse stores operation
Metro Global Limited	Hong Kong	100.0	2 non-voting deferred shares of HK$1 each and 1,000 ordinary shares of HK$1 each	Investment holding
Most Advance International Ltd.	British Virgin Islands	100.0	1 share of US$1 each	Investment holding
Rogers International Limited	Bahamas	100.0	2 shares of US$1 each	Trading brand holding
Shinwa Engineering Company, Limited	Hong Kong	100.0	5,000,000 non-voting deferred shares of HK$1 each and 2 ordinary shares of HK$1 each	Investment holding

43. Principal subsidiaries *(continued)*

Name of subsidiary	Place of incorporation/ operation	Percentage of equity interest attributable to the Group	Issued and fully paid share capital or registered capital	Principal activities
Indirect subsidiaries *(continued)*				
Stoneycroft Estates Limited	Hong Kong	100.0	20,000,000 non-voting deferred shares of HK$1 each and 1,000 ordinary shares of HK$1 each	Property investment
Technorient Limited	Hong Kong	89.9	461,687 shares of HK$100 each	Investment holding
Wo Kee Hong Distribution Pte Ltd	Singapore	100.0	4,500,000 ordinary shares of S$1 each	Distribution of home audio and car audio equipment and accessories
Wo Kee Hong Electronics Sdn. Bhd.	Malaysia	100.0	1,000,000 ordinary shares of M$1 each	Distribution of audio-visual equipment
Wo Kee Hong Finance Limited	Hong Kong	100.0	2 shares of HK$1 each	Finance and money lending

Notes to the Financial Statements

For the year ended December 31, 2004

43. Principal subsidiaries *(continued)*

Name of subsidiary	Place of incorporation/ operation	Percentage of equity interest attributable to the Group	Issued and fully paid share capital or registered capital	Principal activities
Indirect subsidiaries *(continued)*				
Wo Kee Hong Limited	Hong Kong	100.0	10,000 non-voting deferred shares of HK$1,000 each and 2 ordinary shares of HK$1,000 each	Investment holding and distribution of audio-visual equipment, car audio and electronic products, air-conditioning and refrigeration products, electrical appliances and electronic appliances
Wo Kee Hong Professional Air Conditioning Pte Ltd	Singapore	93.5	5,000,000 shares of S$1 each	Distribution of air-conditioning products
Wo Kee Hong Trading Sdn. Bhd.	Malaysia	100.0	5,100,000 ordinary shares of M$1 each	Distribution of audio-visual equipment
Wo Kee Joyful Limited	Hong Kong	100.0	2,000,000 shares HK$1 each	Company secretarial service
Wo Kee Services Limited	Hong Kong	100.0	2 non-voting deferred shares of HK$100 each and 19,998 ordinary shares of HK$100 each	Provision of warehousing, delivery, repairs and maintenance services

Notes to the Financial Statements

For the year ended December 31, 2004

43. Principal subsidiaries *(continued)*

Name of subsidiary	Place of incorporation/ operation	Percentage of equity interest attributable to the Group	Issued and fully paid share capital or registered capital	Principal activities
Indirect subsidiaries *(continued)*				
東莞市先和亞太電器有限公司 (limited liability company)	PRC	100.0	Registered and fully paid capital of RMB1,000,000	Distribution of air-conditioning, electrical and electronic products
東莞市先和制冷設備有限公司 (limited liability company)	PRC	100.0	Registered and fully paid capital of RMB500,000	Sales and production of air-conditioning electrical and electronic products and parts, and provision of repairs and maintenance services of air-conditioning, electrical and electronic products
東莞長興制冷設備有限公司 (joint venture (HK capital))	PRC	92.0	Registered capital of HK$30,000,000 paid-up capital of HK$14,800,000	Production and sales of heat exchanger

None of the subsidiaries had issued any debt securities at the end of the year.

The above table lists the subsidiaries of the Company which, in the opinion of the Directors, principally affect the results or assets of the Group. To give details of other subsidiaries would, in the opinion of the Directors, result in particulars of excessive length.

Notes to the Financial Statements

For the year ended December 31, 2004

44. Principal associates

Particulars of the Group's principal associates at December 31, 2004 are as follows:–

Name of associate	Place of incorporation/ operation	Percentage of equity interest attributable to the Group	Issued and fully paid share capital or registered capital	Principal activities
Ferrari Maserati Cars International Trading (Shanghai) Co., Ltd.	PRC	30.0	Registered and fully paid capital of USD3,000,000	Import, distribution and trading of cars and related accessories
Jin Ling Electrical Company Limited	PRC	50.0	Registered and fully paid capital of RMB263,500,000	Manufacturing and trading of washing machines

Schedule of Group Properties

(A) Investment properties

Address	Existing use	Category of lease	Percentage held by the Group
Units B, B1 & B2 on G/F., 2/F., Unit B on 3/F., 8/F., 9/F., 11/F., 12/F., Units A-G on 13/F., 14/F., 15/F., 16/F., and carparks, Wo Kee Hong Building, 585-609 Castle Peak Road, Kwai Chung, New Territories (K.C.T.L. No. 366 under New Grant No. 5578.)	Industrial/ warehouse	Medium-term lease	100%
A piece of land with an area of approximately 47,046m2 at Ji Ling Village, Lin Ping Management Area, Dai Ling Shan, Dongguan, Guangdong Province, the PRC	Industrial/ commercial	Medium-term lease	100%
Units A, B and C on level 24, New Times Plaza, No. 42 Wenwu Lu, Xinhua Da Dao, Qingyang District, Chengdu, the PRC	Commercial	Medium-term lease	100%

Schedule of Group Properties

(A) **Investment properties** *(continued)*

Address	Existing use	Category of lease	Percentage held by the Group
Unit G, on level 26, Guomao Plaza, No. 71 Wusi Lu, Gulou District, Fuzhou Shi, Fujian Province, the PRC	Commercial	Medium-term lease	100%

(B) **Properties held for sale**

Address	Existing use	Category of lease	Percentage held by the Group
Units 1908-1912, 1915-1918 on Level 19, Bright China Chang An Building, No. 7 Jianguomennei Da Jie, Dongcheng District, Beijing, the PRC	Commercial	Medium-term lease	100%

Share Option Information

The following table discloses movement in the Company's share options during the year:

Eligible person	Scheme type	Date of grant	Outstanding at January 1, 2004	Option Lapsed	Outstanding at December 31, 2004	Exercisable period	Exercise price HK$
Mr. Wing Sum LEE	1991	January 19, 1998	4,719,470	4,719,470	-	February 22, 1998 – February 21, 2004	0.3655
(Director)	1991	December 21, 1999	10,225,519	-	10,225,519	February 11, 2000 – February 10, 2006	0.2325
	1991	February 11, 2000	4,719,470	-	4,719,470	March 21, 2000 – March 20, 2006	0.5422
	2001	August 10, 2001	55,060,504	-	55,060,504	September 16, 2001 – September 15, 2007	0.1661
	2002	September 24, 2002	640,640	-	640,640	September 24, 2002 – September 23, 2008	0.1000
			75,365,603	4,719,470	70,646,133		
Mr. Richard Man Fai LEE	1991	January 19, 1998	4,876,783*	4,876,783*	-	February 19, 1998 – February 18, 2004	0.3655
(Director)	1991	June 10, 1998	1,573,156	1,573,156	-	July 24, 1998 – July 23, 2004	0.1749
	1991	December 21, 1999	10,540,150*	-	10,540,150*	February 7, 2000 – February 6, 2006	0.2325
	1991	February 11, 2000	5,506,048	-	5,506,048	March 18, 2000 – March 17, 2006	0.5422
	1991	May 28, 2001	6,292,629	-	6,292,629	June 29, 2001 – June 28, 2007	0.1661
	2001	August 10, 2001	55,060,504	-	55,060,504	September 16, 2001 – September 15, 2007	0.1661
	2001	August 29, 2001	786,575*	-	786,575*	September 30, 2001 – September 29, 2007	0.1661
	2002	September 24, 2002	22,159,280	-	22,159,280	September 24, 2002 – September 23, 2008	0.1000
			106,795,125*	6,449,939*	100,345,186*		
Mr. Jeff Man Bun LEE	2002	June 4, 2002	3,146,314	-	3,146,314	June 4, 2002 – June 3, 2008	0.1000
(Director)	2002	September 24, 2002	1,430,000	-	1,430,000	September 24, 2002 – September 23, 2008	0.1000
			4,576,314	-	4,576,314		
Ms. Kam Har YUE (Director)	2001	August 29, 2001	786,575	-	786,575	September 30, 2001 – September 29, 2007	0.1661
Mr. Sammy Chi Chung SUEN	1991	December 21, 1999	471,944	-	471,944	February 6, 2000 – February 5, 2006	0.2325
(Director)	1991	February 11, 2000	786,575	-	786,575	March 22, 2000 – March 21, 2006	0.5422
	1991	January 18, 2001	409,019	-	409,019	March 6, 2001 – March 5, 2007	0.1661
	2001	August 10, 2001	1,573,156	-	1,573,156	September 19, 2001 – September 18, 2007	0.1661
	2002	June 4, 2002	6,292,629	-	6,292,629	June 4, 2002 – June 3, 2008	0.1000
	2002	September 24, 2002	2,002,000	-	2,002,000	September 24, 2002 – September 23, 2008	0.1000
			11,535,323	-	11,535,323		

* Share options granted to Mr. Richard Man Fai LEE's spouse were included.

Share Option Information

Eligible person	Scheme type	Date of grant	Outstanding at January 1, 2004	Option Lapsed	Outstanding at December 31, 2004	Exercisable period	Exercise price HK$
Mr. Raymond Cho Min LEE	2002	June 4, 2002	2,202,418	-	2,202,418	June 4, 2002 – June 3, 2008	0.1000
(Director)	2002	September 24, 2002	11,440	-	11,440	September 24, 2002 – September 23, 2008	0.1000
			2,213,858	-	2,213,858		
Mr. Boon Seng TAN	2002	June 4, 2002	2,202,418	-	2,202,418	June 4, 2002 – June 3, 2008	0.1000
(Director)	2002	September 24, 2002	11,440	-	11,440	September 24, 2002 – September 23, 2008	0.1000
			2,213,858	-	2,213,858		
Continuous contract	1991	January 19, 1998	2,529,585	2,529,585	-	February 20, 1998 – March 12, 2004	0.3655
employees	1991	December 21, 1999	1,895,571	242,256	1,653,315	February 1, 2000 – March 21, 2006	0.2325
	1991	February 11, 2000	519,136	-	519,136	March 18, 2000 – March 21, 2006	0.5422
	1991	September 8, 2000	4,719,470	-	4,719,470	November 5, 2000 – November 4, 2006	0.2347
	1991	May 28, 2001	31,463,146	31,463,146	-	June 30, 2001 – June 29, 2007	0.1661
	2001	August 10, 2001	55,060,504	55,060,504	-	September 14, 2001 – September 13, 2007	0.1661
	2001	August 29, 2001	5,191,389	1,101,201	4,090,188	September 30, 2001 – September 30, 2007	0.1661
	2001	November 23, 2001	1,573,156	-	1,573,156	December 23, 2001 – December 22, 2007	0.1661
	2002	June 4, 2002	66,859,148	15,731,565	51,127,583	June 4, 2002 – June 3, 2008	0.1000
	2002	September 24, 2002	22,159,280	22,159,280	-	September 24, 2002 – September 23, 2008	0.1000
			191,970,385	128,287,537	63,682,848		
			395,457,041	139,456,946	256,000,095		

Notice of Annual General Meeting



WO KEE HONG (HOLDINGS) LIMITED

(Incorporated in Bermuda with limited liability)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that an annual general meeting of WO KEE HONG (HOLDINGS) LIMITED ("Company") will be held at Function Room, 30th Floor, Panda Hotel, 3 Tsuen Wah Street, Tsuen Wan, New Territories, Hong Kong on Wednesday, June 15, 2005 at 12:00 noon, for the purposes of considering and, if thought fit, passing, with or without modification, the following resolutions:

1. To receive and consider the audited consolidated accounts and the reports of Directors and auditors of the Company for the year ended December 31, 2004;

2. To re-elect Directors of the Company and to authorise the Board of Directors to fix the remuneration of the Directors;

3. To authorise the Board of Directors to appoint auditors and to fix their remuneration;

4. As special business, to consider and, if thought fit, passing, with or without modification, the following resolutions as ordinary resolutions:

   (A) "**THAT** a general and unconditional mandate be granted to the Directors of the Company to exercise all the power to allot, issue and otherwise dealt with new shares in the Company not exceeding 20% of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of the relevant resolution."

   (B) "**THAT** a general and unconditional mandate be granted to the Directors of the Company to repurchase securities of the Company on The Stock Exchange of Hong Kong Limited of up to 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of the relevant resolution."

Notice of Annual General Meeting

(C) "**THAT** subject to the passing of resolutions numbered 4(A) and 4(B), the number of shares to be allotted, issued and otherwise dealt with by the Directors of the Company pursuant to resolution numbered 4(A) be increased by the aggregate amount of share capital of the Company which are to be repurchased by the Company pursuant to the authority granted to the Directors of the Company under resolution number 4(B)."

5. As special business, to consider and, if thought fit, passing the following resolution as a special resolution:

"**THAT** the bye-laws of the Company be amended."

By order of the Board
WO KEE HONG (HOLDINGS) LIMITED
Phyllis NG
Company Secretary

Hong Kong, April 29, 2005

Registered office:
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

Principal office in Hong Kong:
10th Floor, Block A
Wo Kee Hong Building
585-609 Castle Peak Road
Kwai Chung, New Territories
Hong Kong

Notice of Annual General Meeting

Notes:-

1. A shareholder entitled to attend and vote at the above meeting may appoint another person as his proxy to attend and to vote in his stead. A shareholder who is the holder of two or more shares may appoint more than one proxy to attend on the same occasion. A proxy need not be a shareholder of the Company.

2. Where there are joint registered holders of any Share, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such Share as if he were solely entitled thereto; but if more than one of such joint holders are present at the meeting personally or by proxy, that one of the said persons so present whose name stands first on the register of members of the Company in respect of such Shares shall alone be entitled to vote in respect thereof.

3. In order to be valid, the form of proxy duly completed and signed in accordance with the instructions printed thereon together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof must be delivered to the principal office of the Company in Hong Kong at 10th Floor, Block A, Wo Kee Building, 585-609 Castle Peak Road, Kwai Chung, New Territories, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof.

4. Completion and return of the form of proxy will not preclude shareholders from attending and voting in person at the meeting or any adjourned meeting or upon the poll concerned if shareholders so wish. In such event, the instrument appointing the proxy shall be deemed to be revoked.

5. Pursuant to bye-law 70 of the bye-laws of the Company, a poll may be declared in relation to any resolution put to the vote of the meeting before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll:

   (a) by the chairman of the meeting; or

   (b) by at least three shareholders present in person or by a duly authorised corporate representative or by proxy for the time being entitled to vote at the meeting; or

   (c) by any shareholder or shareholders present in person or by a duly authorised corporate representative or by proxy and representing not less than one-tenth of the total voting rights of all the shareholders having the right to vote at the meeting; or

   (d) by a shareholder or shareholders present in person or by a duly authorised corporate representative or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

6. A circular containing a detailed Notice of Annual General Meeting will be despatched together with this Annual Report.


和記行五
HITEC





和你共渡半世紀 記載精彩每一天

50 Anniversary

和記行五十週年誌慶






和記行五十週年晚宴


50 Anniversary
和記行五十週年晚宴

二 零 零 四 年 年 報



和記行（集團）有限公司

(於百慕達註冊成立之有限公司)

和記行(集團)有限公司

為一間分銷優質品牌產品之多元化代理商，服務對象為亞洲地區客戶，市場以香港、澳門及中華人民共和國(「中國」)為主。本集團於一九五四年開始在香港代理音響器材。多年來，本集團不斷更新產品種類；時至今日，代理種類包括空調及冷凍產品；影音設備；汽車音響及電子產品；汽車及汽車配件；以及其他電子及電器產品。本集團亦設有直銷／零售業務。本集團具備豐富知識及經驗，並透過不同分銷渠道以及提供售後服務，以提升品牌知名度及發展其所在產品市場之地位。過去近五十年來，憑著其市場推廣及銷售實力配合與供應商建立的長期緊密關係，本集團確保其眾多品牌中，很多已成為其服務市場消費者心目中之頂級標記及家傳戶曉之名牌。



目錄

公司及投資者資料

董事
李永森先生*(榮譽主席)*
李文輝先生*(執行主席兼行政總裁)*
孫志冲先生
李文彬先生
汪滌東先生
陳文生先生*
李卓民先生*
陳德興先生*
余金霞女士**

* *獨立非執行董事*
** *非執行董事*

審核委員會
李卓民先生*(主席)*
陳文生先生
陳德興先生

公司秘書
吳心瑜女士

授權代表
李文輝先生
孫志冲先生

法律顧問
香港
胡關李羅律師行
長盛律師事務所

百慕達
Appleby Spurling Hunter

核數師
羅申美會計師行
香港執業會計師

百慕達之主要股票過戶登記處
The Bank of Bermuda Limited
6 Front Street, Hamilton 5-31
Bermuda

香港之股票過戶登記處
標準證券登記有限公司
香港灣仔
告士打道五十六號
東亞銀行港灣中心地下

註冊辦事處
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

主要往來銀行
中信嘉華銀行
東亞銀行
盤谷銀行
永亨銀行

美國託存股份處
The Bank of New York
620 Avenue of the Americas, 6th Floor
New York, NY 10011
USA

香港主要辦事處
香港新界
葵涌青山道五八五至六零九號
和記行大廈A座十樓
電話：(八五二)二八六九一一九零
傳真：(八五二)二五二一七一九八

股票代號
香港聯合交易所有限公司：720
美國預託證券(ADR)：
代號－WKHHY
證券識別統一號碼－929300101

網址
http://www.wokeehong.com.hk

股東週年大會
二零零五年六月十五日

主席報告書

主席報告書



李文輝
執行主席兼行政總裁

董事會欣然宣佈，於截至二零零四年十二月三十一日止年度，本集團錄得綜合盈利港幣1,700,000元。本集團能達至此佳績，實有賴於各項成本減省措施之成效，以及全體員工之不懈努力。二零零四年，本集團得以扭轉劣勢，開啟了日後盈利增長之勢頭。香港整體經濟顯著復甦，亦是吾等取得佳績之其中一項因素。

年內，本集團並無發中期股息(二零零三年：無)，董事建議不派發末期股息。

本集團之汽車業務於年內業績彪炳，銷售大幅上升，強力反彈至盈利水平。「法拉利」及「瑪莎拉蒂」兩大品牌之汽車銷售增長理想，毛利率亦告改善。於回顧年內，位於中國之合資公司法拉利瑪莎拉蒂汽車國際貿易(上海)有限公司正式成立；該合資公司為於中國專營「法拉利」及「瑪莎拉蒂」汽車及零件之獨家進口商及代理商。該合資公司在建立經銷網絡上進展良好，為中國汽車市場之增長奠下穩固基礎。

除香港以外，中國大陸、新加坡及馬來西亞之市場亦有好轉，為本集團之產品締造更多進口及出口之商機。

隨著家用空調市場競爭加劇，吾等透過爭取商業工程項目及羅致更多商用空調品牌，把業務方向轉往開發商用空調市場。

主席報告書

本集團之現金流量狀況持續改善，此乃由於吾等重新分配主要資源至具增長範疇所致：財務資源穩健提升，以支援快速增長及高週轉率之市場及產品，越來越多資產被轉換成現金以推動貿易增長；此外，人力資源亦因應不同部門之增長潛力而重新劃配。上述種種因素將會即時及長遠提高股東價值。

鑑於吾等致力訂立本集團與三菱重工株式會社之債務清償協議，吾等有信心能在短期盈利及長期流動資金方面取得改善。該清償協議於二零零五年完成後，將帶來重大撥回作為經營盈利貢獻。

儘管物料成本持續高企，吾等於中國大陸擁有一半權益之合營公司(金羚電器有限公司)仍能透過業務重組改善運作。

本集團之影音產品業務亦錄得顯著改善。吾等自身品牌「樂爵士」在液晶體電視及等離子電視均錄得高增長。本集團將調配更多資源至「樂爵士」品牌上，以推動其成為時尚生活消費電器之主要國際品牌。

位於新加坡及馬來西亞之東南亞附屬公司之銷售亦見增加，為本集團帶來了少量盈利。

本集團以喜悅及自豪之心情，於二零零四年慶祝第五十周年。吾等回顧了過去半世紀之成就，從而為餘下半世紀之繁榮做好準備。吾等在分銷業務上將體現「和記行」作為知名品牌之價值，並善用本集團之良好聲譽及技術，為日後之發展打好基礎。

對於過去以致將來一直鼎力支持本集團之所有股東、往來銀行及各忠心耿耿之員工，吾等謹此致以萬二分謝意。

執行主席
李文輝

香港，二零零五年四月二十五日

集團財務摘要

本集團過去五個財政年度之業績、資產及負債如下：

	截至十二月三十一日止年度				
	二零零四年 港幣千元	二零零三年 港幣千元	二零零二年 港幣千元 （重列）	二零零一年 港幣千元	二零零零年 港幣千元
業績					
營業額	**618,618**	553,232	572,393	565,845	386,866
經營盈利／（虧損）	**2,109**	(49,377)	(9,061)	(76,480)	(45,574)
財務費用	**(7,902)**	(10,309)	(10,481)	(16,923)	(18,195)
其他非經營收入	**–**	–	38,611	2,569	11,175
其他非經營支出	**(3,065)**	(726)	–	(3,459)	(31,326)
應佔聯營公司業績	**(19,743)**	(22,220)	(11,550)	(4,005)	3,356
除税前（虧損）／盈利	**(28,601)**	(82,632)	7,519	(98,298)	(80,564)
所得税撥回／（開支）	**29,502**	(2,699)	(1,071)	(1,689)	(3,141)
除税後盈利／（虧損）	**901**	(85,331)	6,448	(99,987)	(83,705)
少數股東權益	**821**	579	12	479	(1,750)
股東應佔盈利／（虧損）	**1,722**	(84,752)	6,460	(99,508)	(85,455)
資產及負債					
總資產	**611,661**	646,322	696,969	768,854	872,356
總負債及少數股東權益	**(348,342)**	(384,406)	(383,150)	(475,000)	(487,525)
股東資金	**263,319**	261,916	313,819	293,854	384,831

附註： 二零零零年及二零零一年財務摘要所披露資料並無重列以反映二零零三年度會計政策之轉變。

管理層討論及經營業績及財務狀況分析

經營業績

- **營業額**

截至二零零四年十二月三十一日止年度，本集團營業額突破五年來新高達港幣618,600,000元，銷售較去年（港幣553,200,000元）上升11.8%（港幣65,400,000元）。本集團整體業務已從二零零三年因非典型肺炎肆虐及二零零三年首季度增加首次登記稅以致嚴重打擊汽車貿易業務的影響中復甦。

鑑於二零零四年經濟復甦，加上本集團產品之吸引力，除空調產品及直銷業務之銷售分別減少港幣14,700,000元（10.7%）及港幣24,000,000元（35.3%）外（詳情請參閱業務回顧一節內有關該等業務分類之內容），大部份業務之銷路均較去年錄得令人滿意之升幅。

- **毛利**

如營業額，本集團之毛利亦飆升港幣10,500,000元（+8.7%）至五年來之新高港幣131,100,000元（二零零三年：120,600,000元）。儘管面對消費市場劇烈價格競爭之殘酷現實，本集團之銷售額仍可再創新高，與此同時，毛利率亦能維持於21.2%，比去年僅輕微下跌（二零零三年：21.8%）。

上述業績令人鼓舞，反映本集團之目標能依次落實：專注發展核心業務及前景樂觀之產品；整頓表現欠佳之業務分部及產品；更新形象及發展自身品牌之市場。本集團將持續努力不懈地為達致這些指標而奮鬥。

- **其他收入、分銷、行政及其他營運成本**

隨著本集團致力嚴格控制成本，分銷費用及行政費用分別較去年同期實際減少港幣2,500,000元（-4.3%）及港幣16,400,000元（-16.9%）。再者，從另一角度看，分銷費用及行政費用這兩項主要經營成本相對總銷售額之百分比，由二零零三年28.1%急跌至回顧年內之22.0%，跌幅達6.1%。此大幅度之成本減省，乃由於本集團自年初起致力透過提升員工效率及精簡業務架構，減低員工成本及其他成本至維持營運之可接受水平。尤其於二零零四年五月，本集團展開（其中包括）一項整體性節約計劃，務求集合力量減低員工、分銷、行政費用以及其他重要開支。截至本報告日期，董事會總結本計劃已取得成效。展望未來，所有實務性之節約成本措施將會持續，以維持本集團在市場之競爭優勢。

管理層討論及經營業績及財務狀況分析

- **經營盈利**

董事會欣然宣佈，如營業額及毛利，經營盈利亦創下近年新高，達港幣2,100,000元（二零零三年：虧損港幣49,400,000元），見證了本集團管理層在增加營業額及減低經營成本之努力。

港幣6,800,000元之其他經營收入（二零零三年：港幣13,400,000元）主要來自本集團物業已收取之租金收入。鑑於樓市復甦，本集團預期此項收入於未來數年將穩步上升。

港幣600,000元之重估物業純利獲計入經營盈利內（二零零三年：虧損港幣18,900,000元）。於二零零四年並無出售物業而產生之盈利或虧損（二零零三年：虧損港幣9,700,000元）。

遺憾的是，直銷業務雖然較去年錄得較少虧損，年內業績仍然令人失望，虧損淨額達港幣6,600,000元（二零零三年：港幣8,400,000元）。倘直銷業務在二零零四年下半年沒有縮減，經營業績將會更壞。展望將來，此業務將再精簡，可能有需要進一步縮減規模。

- **股東應佔盈利**

董事會欣然向股東報告，本年度股東應佔盈利港幣1,700,000元，金額較去年顯著上升港幣86,500,000元（二零零三年：虧損港幣84,800,000元）。

財務費用為港幣7,900,000元，較去年減少港幣2,400,000元（二零零三年：港幣10,300,000元）。本集團之現金流量情況逐漸改善，這有賴於一般經營業務因營業額增長及成本減低而產生之現金淨額；善用營運資金；及從出售物業變現額外現金。

於回顧年內，本集團動用港幣1,300,000元（二零零三年：無）遣散費裁減冗員，作為減省成本計劃之一部份。

應佔聯營公司業績主要反映本集團應佔於江門之聯營公司港幣17,500,000元之虧損（二零零三年：港幣22,200,000元）。本年度塑膠物料及薄鋼板之成本急劇上升，削弱財務表現。為改善該聯營公司之狀況，本集團已就不同之建議進行各方評估，以制訂建設性之計劃。

載列於報表內，所得稅之收益淨額港幣29,500,000元（二零零三年：開支淨額港幣2,700,000元）大部份為遞延稅項性質，詳見財務報表賬項附註。

管理層討論及經營業績及財務狀況分析

財務狀況

本集團持續以綜合其股本基礎、經營業務所得之現金流量、一家供應商之貸款及銀行借貸獲取融資。一如既往，本集團於日常業務下，均能於到期日前清償銀行及其他負債。

經營業務所得之現金為港幣63,600,000元(二零零三年：經營業務所用之現金港幣28,300,000元)，反映了現金流量表現之強力反彈。現金狀況得以改善之要素在於更善用營運資金，例如減低存貨(達港幣22,100,000元或佔所得之現金34.7%)；減低持作出售物業(達港幣23,200,000元或佔所得之現金36.5%)；及增加貿易往來及其他應付賬款(達港幣21,800,000元或佔所得之現金34.3%)。

本集團於二零零四年十二月三十一日之總貸款額為港幣164,400,000元(二零零三年：港幣220,100,000元)。根據長期負債(不包括遞延稅項)港幣132,200,000元及股東權益港幣263,300,000元為基數計算，本集團負債比率為50.2%(二零零三年：55.3%)。根據流動資產港幣217,600,000元及流動負債港幣189,500,000元為基數計算，流動比率為1.1(二零零三年：1.2)。

於二零零四年十二月三十一日，應收賬款流轉期為31天(二零零三年：27天)，存貨周轉期為64天(二零零三年：90天)。存貨周轉期之顯著改善見證了本集團管理層在提高經營業務效率和效益上之努力。

根據慣常管理方式，對於外匯交易，本集團會透過對沖方式與銀行鎖定匯率以控制成本。於二零零四年十二月三十一日，未到期履約之銀行期匯合約總額為港幣14,500,000元(二零零三年：港幣9,000,000元)。

於二零零四年十二月三十一日，本集團之貿易信貸額為港幣128,200,000元(二零零三年：港幣155,600,000元)，當中已動用港幣91,800,000元。本集團已於二零零四年年終抵押若干物業、銀行存款及一間附屬公司之所有資產作為往來銀行及本集團一家供應商授予之信貸之抵押品。

於二零零四年十二月三十一日，本集團之或然負債包括因一宗涉及本公司在中國一間附屬公司之法律訴訟所涉之約港幣29,200,000元，以及有關涉及本公司在印度一間附屬公司之法律訴訟所涉之約港幣1,300,000元。本集團於二零零三年十二月三十一日並無重大或然負債。

於該兩年年終概無重大資本承諾。

管理層討論及經營業績及財務狀況分析

業務回顧

- 空調產品


MITSUBISHI
HEAVY INDUSTRIES, LTD.
FDKN208
FDC208
「三菱重工」產品及標誌

此業務包括日本三菱重工株式會社(「三菱重工」)產品之市場推廣及分銷，本集團擁有該等產品在香港、新加坡及澳門(所有產品)以及部份中國大陸市場之獨家代理權。「三菱重工」為商用組合空調系統及家用市場提供全線之空調產品。本集團亦代理及分銷「LG」品牌(韓國「LG Electronics Inc.」)之多類型商用及家用空調產品，「三菱重工」及「LG」均屬全球知名之品牌。本集團亦向客戶提供售後服務及支援。此外，本集團於二零零四年以「格力•先力」品牌在香港市場銷售全線家用及商用空調產品。

銷售予第三者客戶之總金額為港幣122,400,000元，較去年減少10.7%。


LG Electronics Inc.


「LG」產品及標誌

儘管價格競爭加劇，本集團仍得以維持其毛利率水平，此乃由於大部份購貨以美元進行，以及製造商逐漸轉往較低成本生產中心所致。


GREE
Sparkling Cool
「格力」產品及標誌

此外，本集團亦藉著精簡其分銷過程以削減成本：把空調產品業務重心由家用轉至商用，亦有助提高毛利率。

展望二零零五年及以後，預期將有更多空調產品及品牌來自中國大陸，勢將增添對外國品牌及製品之壓力。為此，本集團將爭取分銷更多中國產品及品牌之商機。本集團將致力維持空調產品業務穩定，以作為其穩定之利潤來源。

管理層討論及經營業績及財務狀況分析

- **影音及其他電器產品**


LG Electronics Inc.



「LG」產品及標誌

影音業務之銷路上升12.8%。影音產品業務包括對本集團自身品牌「樂爵士」(英國品牌)及「先力」(日本品牌)之產品進行國際性推廣及分銷。本集團亦在香港及澳門分銷「山水」品牌產品，以及在新加坡及馬來西亞分銷「馬蘭士」及「Mordaunt-Short」品牌產品。此業務亦包括銷售「LG」品牌之家用電器產品，以及知名品牌「阿爾派」(日本品牌)及本集團自身品牌「樂爵士」之汽車音響及電子產品。

在香港及澳門分銷之「LG」家用電器包括冰箱、洗衣機、微波爐及抽濕機。銷售較去年上升38%，毛利率則維持於相若水平。本集團推廣高級產品之策略取得成功，將業務轉移至高檔產品，因而得以避免價格競爭。由於該家用電器業務之成本相對高企，本集團將於二零零五年檢討是項業務分類之資源分配。


Rogers
BRITISH HIGH-FIDELITY



「樂爵士」等離子電視及標誌

於二零零五年三月，本集團接獲家用電器主要供應商LG Electronics Inc.之通告，知會本集團其將終止分銷協議，由二零零五年六月一日起生效。終止源於該供應商全球銷售政策之變動所致。本集團現正與LG Electronics Inc.商討本集團於個別產品類別上日後可能擔當之分銷角色。由於有關討論正在進行當中，管理層須待討論完結後方能評估終止之影響，並於適當時候知會股東。

「樂爵士」品牌之液晶體電視及等離子電視表現尤為強勁，值得鼓舞。「樂爵士」旗下之30吋液晶體電視榮登十二月份香港市場銷量冠軍，且獲香港及中國大陸雜誌頒發Best Buy獎項。「樂爵士」DVD錄影機成功推出亦增強本集團信心，透過取代傳統VCR產品來達至更高業績增長。為進一步擴大「樂爵士」之國際分銷網絡，本集團致力在多個國家(包括挪威、俄羅斯、南韓及克羅地亞)物色及委任更多分銷商。「樂爵士」亦將參與多個重要之國際及區域消費電子產品展覽會，其中最大型為於拉斯維加斯舉行之「國際電子消費品展覽會」，藉以拓展其國際知名度及業務。二零零五年推出之重點產品，將包括更多等離


2004年影音極品大賞



「樂爵士」30吋液晶體電視榮獲2004年Best Buy獎項

管理層討論及經營業績及財務狀況分析


ALPINE
「阿爾派」產品及標誌

子電視及液晶體電視、備有記憶卡功能之DVD錄影機、全新揚聲器系統以及可攜式MP4播放機。

「阿爾派」之汽車音響及電子業務在新加坡及馬來西亞均取得佳績。然而，該業務於香港卻表現下滑，原因在於中國對入口汽車音響需求下降所致。隨著汽車導航系統及可結合MP3播放機之全新型號日益普及，預期此業務於二零零五年將有所改善。本集團自身品牌「樂爵士」之汽車揚聲器及擴音器銷售增長理想，產品組合亦有所擴展。

- **直接銷售**

此項業務在香港以「買家倉」命名之零售店進行。二零零四年之銷售額較二零零三年下降35.3%。銷售業績急挫主要由於年內七間零售店結業所致。結束表現欠佳之零售店，反映本集團在零售競爭白熱化時把「買家倉」重新定位之策略。



買家倉
MEGA
WAREHOUSE
「買家倉」零售店

展望二零零五年，管理層相信零售市場之競爭將繼續熾烈。預期對「買家倉」將實施更加嚴厲控制成本措施，藉以改善其營運效率。

- **汽車及汽車配件分銷**

經歷了不景氣之二零零三年(當時汽車業務受到大幅調高之首次登記稅嚴重打擊，後來首次登記稅因備受公眾壓力而調低)後，本集團之汽車分銷業務於二零零四年錄得強力反彈，這可歸因於引入「法拉利」及「瑪莎拉蒂」之全新強勁型號之故，包括「法拉利」Challenge Stradale、612 Scaglietti、575 HGTC、「瑪莎拉蒂」Quattroporte及GranSport。右軚車銷售額因而急升51%，遠高於年內香港之私家車銷售增長率5.2%。汽車服務中心服務及零件銷售營業額亦錄得升幅。儘管歐羅價值飆升，惟毛利率仍維持於穩定水平。


Ferrari
「法拉利」F430 Spider

由於極受歡迎之「法拉利」F430尚未推出已接獲大量訂單，加上即將推出之612 Scaglietti及其他新型號Superamerica及F430 Spider，預期本集團之汽車業務於二零零五年將再創新高。

「瑪莎拉蒂」在Quattroporte及GranSport之理想銷情帶動下，加上即將推出備受好評之MC12及嶄新之兩門型號，其汽車銷售預期將錄得強勁升幅。本集團亦正研究取得同類汽車品牌分銷權之可能性，倘落實後將因經營規模擴大而取得經濟效益。


「瑪莎拉蒂」MC12

管理層討論及經營業績及財務狀況分析

為配合業務增長計劃，本集團將於本年第三季度於港島區鴨脷洲成立以全新3S中心（銷售、維修及零件）形式面世之第三家汽車服務中心，當中附設大型陳列室。「瑪莎拉蒂」專用之大型陳列室亦將於上半年度落成。於完成後，汽車業務部在港島及九龍將各有四個陳列室及三個汽車服務中心，足以為與日俱增之尊貴客戶提供優質服務。



「瑪莎拉蒂」GranSport

二零零四年第四季，於中國專營汽車入口及分銷之合資公司法拉利瑪莎拉蒂汽車國際貿易（上海）有限公司正式成立，總部設於上海。至今該合營公司已建立了一支能幹團隊開發經銷商網絡，為不斷成長之中國市場提供全國推廣、銷售及技術支援。

- **新加坡及馬來西亞市場**

二零零四年，新加坡業務包括分銷「三菱重工」空調產品、「阿爾派」及「樂爵士」汽車音響產品，以及「馬蘭士」、「樂爵士」及「Mordaunt-Short」家庭音響產品。由於當地市場建築業放緩，年內之空調業務亦受到拖累。然而，與市場上主要汽車分銷商合作之OEM汽車音響業務卻錄得良好增長。年內，新加坡業務大致上達到收支平衡。

馬來西亞業務集中分銷汽車音響產品，大部份屬「阿爾派」品牌，惟當中亦包括本集團自身品牌「樂爵士」。儘管市場呆滯拖累影音市場，惟此業務在銷售及溢利方面均有理想增長。本集團在新加坡分銷之影音產品亦有分銷至馬來西亞。

- **合營生產業務**

（金羚電器有限公司－「金羚電器」）

這間由本集團擁有50%權益之公司，從事設計及生產以「金羚」作品牌之洗衣機在中國銷售，現時亦作為非洲、拉丁美洲、中東及東南亞客戶之原設備生產商（「OEM」）。



「金羚電器」在江門的廠房

於本年度，銷售額增加人民幣28,400,000元（6.5%）至人民幣464,700,000元（二零零三年：人民幣436,300,000元）。由於原料成本上升，導致毛利率倍添受壓，錄得19.02%（二零零三年：19.48%），儘管升幅已被因有效的節省成本措施大幅抵銷。於撇銷無形資產之「技術使用權」（人民幣30,400,000元）後，應佔金羚電器虧損達港幣17,500,000元（二零零三年：港幣22,200,000元）已於金鈴電器之財務報表內入賬。

管理層討論及經營業績及財務狀況分析

員工

於二零零四年年結日，本集團(不包括聯營公司)總員工人數為283人(去年為365人)，使總人數下降22.5%。自二零零四年五月推出「節約計劃」後，本集團已審慎檢討各業務及部門所需之員工。隨著一些虧損業務結束或合併，本集團認為根據已公佈之冗餘情況，有需要進一步裁減員工人數。

本集團了解員工之重要性，縱使去年及過往幾年實施嚴厲措施縮減成本，本集團有幸能夠挽留一批忠心耿耿、經驗豐富及熱誠盡責之核心員工。在持續改善組織架構下，員工生產力及士氣一直穩步上揚。於本年度，管理層成員保持平穩，克盡己任。本集團深信未來數年，所有業務及員工均能本著整體利益共同成長。

結算日後事項

於二零零五年二月二十四日，本集團與三菱重工業株式會社(「三菱重工」)就和記電業有限公司(本公司之全資附屬公司)根據二零零二年六月二十八日之貸款協議償還三菱重工一項為數17,039,689美元之貸款連同應計利息728,638.27美元訂立還款契據，償還方式為支付6,000,000美元，並分別須於二零零五年三月十五日及十八日或之前分兩期支付各3,000,000美元。董事欣然報告，還款已正式完成。本集團因而錄得收益港幣88,200,000元，此項收益將歸入本集團二零零五年之中期業績內。於悉數償還貸款後，本集團之長期負債大為減輕，而本集團之債項總額及流動資金狀況整體上已有所改善。

展望

二零零五年，香港、澳門、中國大陸、新加坡及馬來西亞市場預期將出現穩健增長，為本集團締造更多商機。

隨著市場對新款汽車型號反應熱烈，加上陳列室及服務中心大幅增加，本集團之汽車分銷業務勢將出現強勁增長。此外，於中國專營汽車入口及分銷之合營公司—法拉利瑪莎拉蒂汽車國際貿易(上海)有限公司預期年內亦有良好進展，為該合資公司往後數年在此汽車市場上之增長奠下穩固基礎。

旅遊業增長及本地消費力提高，亦促進本集團之消費電子業務。本集團將致力推廣自身品牌「樂爵士」成為中國以至其他國際市場一個主要之優質生活電子品牌。空調業務之重心亦將由家用層面重新轉移並擴展至商用範圍，而傳統電器業務之高昂成本亦將因此業務受整頓而降低。

此外，年內已完成清償對三菱重工株式會社債務，這將為本集團提供重大經營盈利貢獻，同時亦解除其尋找策略性投資機會之長期承擔束縛。

上述發展已開始為本集團帶來正面果效及營運改善。預期經營業務及出售非核心投資將為本集團帶來現金流入，並於二零零五年時擁有更優質之資產及獲取更佳投資回報。

董事及高層管理人員簡介

執行董事

李永森，78歲，本公司創辦人兼榮譽主席，彼於代理消費品方面擁有60年經驗，自本集團創立至今，一直參與策劃本集團之市務及策略策劃事宜。彼為港九電器商聯會有限公司永遠名譽會長。李先生乃本公司非執行董事余金霞女士之配偶，並為本公司執行董事李文輝先生及李文彬先生之父親。

李文輝，BSB、MBA，48歲，本公司執行主席兼行政總裁，為本公司執行董事兼榮譽主席李永森先生及非執行董事余金霞女士之子，並為本公司執行董事李文彬先生之兄長，負責制訂本集團之整體策略計劃及業務發展。李先生擁有25年經銷消費品之經驗。彼獲明尼蘇達州大學 (University of Minnesota) 頒發工商管理學士及碩士銜。彼曾連續兩屆獲選並擔任港九無線電聯會之會長，該會為香港影音事業之聯會。彼已任職本集團21年。

孫志冲，MBA，58歲，和記電業有限公司家電業務團之董事及勵安有限公司之董事。負責中國大陸及香港之空調、冷凍及電器業務。孫先生擁有逾30年商管、銷售及推銷汽車、電器及空調產品經驗。彼已任職本集團約9年。

李文彬，BSc、MSc(麥芝根大學)、MSc(史丹福大學)，46歲，於二零零二年一月獲委任為本公司董事。李先生為李永森先生與余金霞女士之子，亦為李文輝先生之胞弟，負責本集團之策略規劃及開發新項目。彼在加盟本集團前，曾於 Apple Computer International Limited 研發部任職系統軟件工程專家一職，為時5年。彼在擔任本職之前，曾於一九九一年至一九九七年期間積極參與本集團業務。

汪滌東，FCCA、CPA(執業)，48歲，為本公司之財務總監及合資格會計師。其亦為本公司之聯營公司金羚電器有限公司之董事。汪先生為英國特許公認會計師公會資深會員及香港會計師公會會員。彼於百靈達國際控股有限公司及至祥置業有限公司擔任獨立非執行董事。

董事及高層管理人員簡介

獨立非執行董事

陳文生，M.A.(劍橋大學)，49歲，彼自一九九九年四月起擔任本公司之非執行董事，並為本公司審核委員會成員。陳先生為利興發展有限公司之主席兼董事總經理，並為馬來西亞上市公司 IGB Corporation Berhad 之執行董事及在香港聯合交易所有限公司上市之麗星郵輪有限公司之董事。彼並擔任多間公司之董事。

李卓民，Ed.M(哈佛大學)，49歲，本公司審核委員會主席，並為Oasis Hong Kong Airlines、美國 East West Enterprises Co. Ltd. 及 Oasis Development Enterprises 集團房地產發展及投資公司之主席。彼亦是美國 Gordon College (USA) 之 East West Institute of International Studies之創辦人及董事。多年來，彼亦擔任多間社會及慈善機構之董事。

陳德興，ACA、FCCA、CPA、ATIHK，33歲，本公司審核委員會成員。陳先生於二零零四年九月一日獲委任為本公司之獨立非執行董事。彼於嶺南大學畢業，獲工商管理學士學位，並持有香港理工大學中國商業學碩士學位。彼為英格蘭及威爾斯特許會計師學會、香港會計師公會及香港稅務學會會員。彼亦為英國特許公認會計師公會資深會員。陳先生現於中國環保電力控股有限公司(一間在香港聯合交易所有限公司主板上市之公司)任職財務總監。

非執行董事

余金霞，72歲，自一九六二年至一九八九年十二月一直參與本集團之決策事宜，此後改任本公司之非執行董事，負責監察本公司管理層表現。彼於貿易及分銷消費者產品擁有逾30年經驗。余女士乃本公司執行董事兼榮譽主席李永森先生之配偶，並為本公司執行董事李文輝先生及李文彬先生之母親。

高級管理人員

Herbert ADAMCZYK(夏德成)，64歲，勵安有限公司之董事總經理，於香港汽車貿易累積40年經驗。彼擁有汽車工程學歷，已任職勵安集團22年，而該集團為本集團之附屬公司。



董事及高層管理人員簡介

張國存，MBA，41歲，和記電業有限公司影音及香港和記廣告有限公司之總經理，並為買家倉(香港)有限公司之總經理。彼於工業及消費產品方面擁有16年銷售及推銷經驗。彼已任職本集團13年。

Kwang Liang CHIA(謝光亮)，BSBA (Hons) University of Tennessee，44歲，兼任多間本集團於新加坡之附屬公司董事及總經理。同時彼亦主管多間馬來西亞公司之營運。彼於企業及財務管理方面擁有逾19年經驗，在本集團已任職11年。彼在加入本集團前，於KPMG Peat Marwick擔任核數師5年及於一間跨國公司工作3年。彼亦為新加坡武裝部隊之現任軍官。

Siew Yit HOH(何秀月)，39歲，為本公司執行主席兼行政總裁李文輝先生之妻子，彼於服務行業及社區公共關係方面分別擁有16年及13年經驗。彼已任職本集團13年。

梁鴻偉，56歲，本集團汽車電子營業部營業總經理，擁有32年銷售電子產品經驗。彼已任職本集團32年。

鄧慧瑩，BBA，40歲，本集團人力資源及行政部高級經理及和記電業有限公司高級市務經理。彼於香港及中國B2B及B2C方面擁有17年銷售及推廣經驗。彼積極參與本集團之業務發展、行政及運作。彼畢業於香港浸會大學，持工商管理學士(主修辦公室管理)，並為香港市務學會及香港管理專業協會之會員。彼已任職本集團13年。

唐志才，52歲，本集團之營業經理。彼於音響銷售及推廣擁有逾27年經驗。彼於國內銷售亦有豐富經驗。彼已任職本集團32年。

胡嘉樵，57歲，和記電業有限公司家電業務團之商用空調機營業總經理。彼曾於國際性空調工程公司任職多年，在銷售及推廣空調產品方面累積了35年經驗，現主要負責發展中國空調市場及推廣。彼已任職本集團6年。

游汝祥，52歲，和記電業有限公司家電業務團之總經理。彼於商業管理、廣告策劃、銷售及推廣擁有27年經驗。彼已任職本集團12年。

董事會報告書

董事會向各股東提呈本年報及截至二零零四年十二月三十一日止財政年度之經審核財務報表，以供省覽。

主要業務

本公司為一家投資控股公司。

其附屬公司主要經營入口、推廣及代理經銷空調及冷凍產品、影音設備、汽車音響及電子產品、汽車及汽車配件，以及其他電子及電器產品。各主要附屬公司之業務及其他資料載列於財務報表賬項附註第43項內。

分類資料

分類資料詳情載列於財務報表賬項附註第5項。

集團業績

綜合損益表載列於第27頁，其分析則一併載列於財務報表賬項附註內。

股息

董事會不建議派發截至二零零四年十二月三十一日止年度之末期股息（二零零三年：無）。本年度內並無派發中期股息（二零零三年：無）。

集團財務摘要

本集團於過去五個財政年度之業績、資產及負債之摘要載列於第5頁內。

股本及認股權

本年度本公司股本之變動詳情載列於財務報表賬項附註第29項內。

本年度有關本公司認股權資料及授予認股權之變動詳情載列於本年報第75至85頁及財務報表賬項附註第42項內。



董事會報告書

儲備

本年度本集團及本公司儲備之變動情況分別詳載於本年報第31至32頁之綜合權益變動報表及財務報表賬項附註第30項內。

物業、廠房及設備

本年度本集團及本公司之物業、廠房及設備之變動情況詳載於財務報表賬項附註第16項內。

捐款

本年度本集團之慈善及其他捐款總額為港幣74,000元(二零零三年:港幣92,000元)。

貸款

本集團貸款之詳情載列於財務報表賬項附註第32項內,本年度本集團並無將利息資本化。

主要客戶及供應商

本年度本集團之五大供應商佔本集團採購額之57.8%,其中最大供應商佔21.1%。

本年度來自本集團五大客戶之營業額佔本集團總營業額不足30.0%。

據董事所知,概無本公司董事、彼等之聯繫人士或任何股東(據董事知悉擁有本公司股本5%以上)於本集團五大供應商擁有權益。

關連交易

本年度本公司之關連交易詳情於董事會報告書「董事在合約上之利益」一節內披露。

於二零零四年度,本集團就佔用和記行大廈多個單位支付予森和物業管理有限公司(「森和物業」)(作為和記行大廈之管理公司以經營樓宇管理基金),作為樓宇管理費及其他費用合共港幣4,187,000元,由森和物業代管理基金收取。

董事會報告書

本年度內，本集團與李永森先生、李文輝先生、李文彬先生、汪滌東先生、Herbert ADAMCZYK先生及余金霞女士均直接或間接擁有權益之公司所進行之正常商業交易載列於財務報表賬項附註第38項內。

董事

本年度內本公司董事之芳名如下：

執行董事

李永森先生 *(榮譽主席)*
李文輝先生 *(執行主席兼行政總裁)*
孫志冲先生
李文彬先生
汪滌東先生 *(於二零零四年六月二十八日獲委任)*

非執行董事

余金霞女士

獨立非執行董事

陳文生先生
李卓民先生
陳德興先生 *(於二零零四年九月一日獲委任)*

依據本公司之新公司章程細則第99條，余金霞女士及李文彬先生在即將舉行之股東週年大會上輪值告退，惟願意接受膺選連任。

依據本公司之新公司章程細則第102(B)條，汪滌東先生及陳德興先生在即將舉行之股東週年大會上輪值告退，惟願意接受膺選連任。

獨立非執行董事須依據本公司之新公司章程細則輪值告退。根據上市規則第3.13條新獨立指引，本公司已收到每位獨立非執行董事之證明。本公司認為獨立非執行董事乃屬獨立。

董事會報告書

董事之服務合約

所有在即將召開之股東週年大會上獲提名連任之董事概無與本公司訂立任何本公司不可於一年內不作賠償（法定賠償除外）而終止之服務合約。

董事之證券權益

於二零零四年十二月三十一日，本公司各董事及主要行政人員於本公司或任何相聯法團（定義見證券及期貨條例第XV部）之股份、相關股份及債權證中擁有根據證券及期貨條例第352條須記入登記冊之權益及淡倉；或根據上市公司董事進行證券交易之標準守則須知會本公司及聯交所之權益及淡倉如下：

(a) 於二零零四年十二月三十一日，本公司股份之實益權益及淡倉：

	每股面值港幣0.10元普通股股份（「股份」）數目			
董事	個人權益	家族權益	公司權益	權益總計
李文輝先生	33,564,388	6,738,732 *（附註1）*	1,171,335,706 *（附註2）*	1,211,638,826
李文彬先生	4,719,000	—	1,185,792,896 *（附註2及3）*	1,190,511,896
余金霞女士	52,097,162	—	1,171,335,706 *（附註2）*	1,223,432,868
孫志冲先生	471,900	—	—	471,900

附註：

1. 該6,738,732股股份由李文輝先生之配偶何秀月女士擁有。

2. 該1,171,335,706股股份由Modern Orbit Limited擁有。Modern Orbit Limited由Cyber Tower Inc.全資擁有，作為The WS Lee Unit Trust之信託人。The WS Lee Unit Trust之99%權益由一項全權信託所持有，其中李永森先生之家庭成員，包括余金霞女士、李文輝先生及李文彬先生為該全權信託之受益人。The WS Lee Unit Trust其餘1%權益由Skylink International Asset Corporation持有，該公司於英屬處女群島註冊成立，由余金霞女士、李文輝先生及李文彬先生擁有。

3. 該1,185,792,896股股份當中，14,457,190股股份由Fisherman Enterprises Inc.持有，該公司於英屬處女群島註冊成立，由李文彬先生全資擁有。

4. 股份中所有權益均為好倉。各董事概無於股份中持有任何淡倉。

董事會報告書

(b) 於二零零四年十二月三十一日，本公司之股票衍生工具之相關股份之實益權益及淡倉在本年報「認股權資料」一節內予以披露。

(c) 於二零零四年十二月三十一日，於相聯法團之股份之實益權益及淡倉：

董事姓名	相聯法團名稱	持有或擁有之股份數目或股本權益	股份／權益類別及／或概況
李永森先生	Stoneycroft Estates Limited	15,750,000	無投票權遞延股
	和記電業有限公司	8,500	無投票權遞延股
	和記電器服務有限公司	1	無投票權遞延股
余金霞女士	福和貿易有限公司	34,335	無投票權遞延股
	信和工程有限公司	3,850,000	無投票權遞延股
	Stoneycroft Estates Limited	340,000	無投票權遞延股
	和記電業有限公司	400	無投票權遞延股

董事會報告書

董事在合約上之利益

(a) 本公司之全資附屬公司Stoneycroft Estates Limited(「Stoneycroft」)及Ever Rising Investments Limited(統稱為「業主」)與一間由Cyber Tower Inc.(「Cyber Tower」)及余金霞女士擁有之公司 — 森和物業管理有限公司(「森和物業」)簽訂一項大廈公契及管理協議。根據該協議，業主委任森和物業為管理人，任期由一九九八年十二月二十九日起為期兩年(並於到期後自動延續)，負責管理、運作、保養、維修、修理、翻新及重置和記行大廈。業主委員會或森和物業可預先給予對方三個月通知以終止該協議。業主於二零零四年支付予森和物業之管理費合共為港幣417,000元。

Cyber Tower為The WS Lee Unit Trust之信託人，當中99%之基金單位由李永森先生之家族成員包括余金霞女士、李文輝先生及李文彬先生(均為本公司董事)為受益人之全權信託持有。The WS Lee Unit Trust剩餘之1%基金單位由Skylink International Asset Corporation(一家於英屬處女群島註冊成立並由余金霞女士、李文輝先生及李文彬先生擁有之公司)持有。

(b) 業主與森和物業於二零零一年簽訂服務協議。根據該服務協議，業主委任森和物業為服務公司，任期由二零零一年四月一日起為期一年，提供和記行大廈之租賃行政及諮詢服務。服務協議於二零零四年七月二十九日續期，由二零零四年四月一日起為期一年。於二零零四年已支付森和物業之服務費合共為港幣18,000元。

(c) 業主與森和物業於二零零三年十月二日簽訂另一項服務協議。根據該協議，業主委任森和物業為服務公司，任期由二零零三年十月一日起為期一年，為和記行大廈之維修及保養工程提供安排、管理、顧問及/或監管服務。業主或森和物業可預先給予對方三個月書面通知以終止該協議。服務協議由二零零四年十月一日起續期一年。於二零零四年已支付森和物業之服務費為港幣43,200元。

(d) 業主與森和物業於二零零四年一月一日就森和物業為和記行大廈管理基金提供之會計服務簽訂服務協議。該等服務費已定為每年港幣162,000元。

(e) 於二零零四年五月五日，本公司與泓信會計師行有限公司(「泓信」)簽訂諮詢協議。根據該協議，泓信為本集團提供內部審核諮詢服務，月費為港幣10,000元。泓信由本公司董事汪滌東先生(於二零零四年六月二十八日獲委任)控制。該協議於二零零四年六月三十日終止。於二零零四年已按該協議支付泓信之費用為港幣20,000元。

董事會報告書

(f) 於二零零四年四月二十六日，勵駿汽車公司(「勵駿汽車」)(本集團之間接非全資附屬公司快意汽車有限公司之分部)，出售一輛法拉利跑車予本公司董事李文彬先生，作價淨額為港幣900,000元。勵駿汽車從事汽車及相關配件之貿易。李文彬先生購入該跑車供其私人使用。

除上述者外，本公司或其任何附屬公司於本年底或截至二零零四年十二月三十一日止年度內任何時間，並無簽訂任何與本集團業務有關而本公司董事在其中直接或間接享有重大利益之重要合約。

董事在競爭行業之權益

除本公司之業務外，本公司各董事(獨立非執行董事除外)概無在任何與本公司業務有直接或間接競爭或可能有競爭之業務中擁有權益。

可換股證券、期權、認股權證及相類權利

除載列於財務報表賬項附註第42項內之認股權計劃外，截至二零零四年十二月三十一日為止，本公司並無任何尚未行使之可換股證券、期權、認股權證及相類權利，除根據列載於「認股權資料」一節內所發行及行使之認股權外，本公司在年度內並無發行及行使任何可換股證券、期權、認購權證及相類權利。

本公司之主要股東

除下文所披露者及於「董事之證券權益」一節外，於二零零四年十二月三十一日，就董事所知，概無其他人士於本公司股份或相關股份中擁有或被視為或當作擁有5%或以上之權益或淡倉，而須根據證券及期貨條例第336條記入登記冊之內：

公司名稱	股份數目	已發行股本總額之概約百分比
Modern Orbit Limited	1,171,335,706	52.85%

附註： 該1,171,335,706股股份由Modern Orbit Limited擁有。Modern Orbit Limited由Cyber Tower Inc.全資擁有，作為The WS Lee Unit Trust之信託人。The WS Lee Unit Trust之99%權益由一項全權信託所持有，其中李永森先生之家庭成員，包括余金霞女士、李文輝先生及李文彬先生為該全權信託之受益人。The WS Lee Unit Trust其餘1%權益由Skylink International Asset Corporation持有，該公司於英屬處女群島註冊成立，由余金霞女士、李文輝先生及李文彬先生擁有。

公司管治

依董事之意見，在截至二零零四年十二月三十一日止年度內本公司已符合香港聯合交易所有限公司證券上市規則附錄14所載之最佳應用守則之規定（乃於回顧年內仍生效），惟本公司非執行董事並無特定任期，但須根據本公司之新公司章程細則第99條，於本公司股東週年大會上輪值告退及可膺選連任。

本公司已成立一審核委員會，其成員包括本公司獨立非執行董事李卓民先生（主席）、陳文生先生及陳德興先生，於訂立委員會之職權範圍時，有關董事曾參考香港會計師公會於二零零二年二月所頒佈之「有效審核委員會指引」。

本公司之審核委員會已審閱綜合末期賬目及二零零四年年報，並對本集團之會計政策符合香港之最佳應用守則感到滿意。

董事會報告書

證券之購買、出售或贖回

本公司及其附屬公司並無在本年度內購買、出售或贖回本公司任何證券。

先買權

儘管百慕達法例在先買權上並無設立限制，本公司之公司章程細則及百慕達法例並無有關先買權之條文。

核數師

本年度之財務報表由羅申美會計師行審核，該核數師行將在即將舉行之股東週年大會任滿告退，惟願意接受膺選再獲委任。

於二零零四年七月十九日，德勤•關黃陳方會計師行辭任本集團核數師。於二零零四年七月二十日，羅申美會計師行獲委任為本集團核數師，以填補因德勤•關黃陳方會計師行辭任後產生之空缺，直至本公司即將舉行之股東週年大會結束為止。

承董事會命

執行主席兼行政總裁
李文輝

香港，二零零五年四月二十五日

核數師報告書

RSM Nelson Wheeler
羅申美會計師行
執業會計師

致和記行（集團）有限公司各股東
（於百慕達註冊成立之有限公司）

本行已完成審核載於第27至92頁內按照香港普遍採納之會計原則編製之財務報表。

董事及核數師之個別責任

貴公司董事須負責編製真實及公平之財務報表。在編製該等真實及公平之財務報表時，董事必須貫徹採用合適之會計政策。

本行之責任乃根據本行審核工作之結果，對該等財務報表作出獨立意見，此意見僅按百慕達一九八一年公司法向整體股東報告，而不作其他用途，本行不就本報告之內容，對任何其他人士負責或承擔任何責任。

意見之基礎

本行是按照香港會計師公會頒佈之核數準則進行審核工作。審核範圍包括以抽查方式查核與財務報表中所載數額及披露事項有關之憑證，並包括評估董事於編製該等財務報表時所作出之重大估計及判斷，及釐定之會計政策是否適合 貴公司及 貴集團之具體情況，以及有否貫徹應用並足夠地披露該等會計政策。

本行在策劃及進行審核工作時，均以取得一切本行認為必需之資料及解釋為目標，使本行能獲得充份之憑證，就該等財務報表是否存有重要錯誤陳述，作出合理之確定。在表達意見時，本行亦已衡量該等財務報表所載資料在整體上是否足夠。本行相信，本行之審核工作已為本行的意見建立合理之基礎。

意見

本行認為該等財務報表均真實及公平地反映 貴公司及 貴集團於二零零四年十二月三十一日之財務狀況及 貴集團截至該日止年度之盈利及現金流量，並已按照香港公司條例之披露要求而妥善編製。

羅申美會計師行
執業會計師
香港，二零零五年四月二十五日

綜合損益表

截至二零零四年十二月三十一日止年度

	附註	二零零四年 港幣千元	二零零三年 港幣千元
營業額	4及5	**618,618**	553,232
銷售成本		**(487,512)**	(432,584)
毛利		**131,106**	120,648
其他營業收入	6	**6,788**	13,382
投資收益		–	593
分銷費用		**(55,850)**	(58,437)
行政費用		**(80,548)**	(96,903)
出售投資物業之虧損		–	(8,526)
出售持作出售物業之虧損		–	(1,223)
重估投資物業之虧絀淨額	15	**(1,594)**	–
持作出售物業撥回減值／(減值)至可變現淨值		**2,207**	(18,911)
經營盈利／(虧損)	7	**2,109**	(49,377)
財務費用	8	**(7,902)**	(10,309)
出售附屬公司或附屬公司清盤之虧損淨額	9	**(1,745)**	(726)
重組費用	10	**(1,320)**	–
應佔聯營公司業績		**(19,743)**	(22,220)
除税前虧損		**(28,601)**	(82,632)
所得税撥回／(開支)	13	**29,502**	(2,699)
除税後盈利／(虧損)		**901**	(85,331)
少數股東權益		**821**	579
股東應佔盈利／(虧損)		**1,722**	(84,752)
每股盈利／(虧損)－基本	14	**0.08仙**	(6.35)仙

於第35至92頁之附註為本財務報表之不可分割部份。

綜合資產負債表

於二零零四年十二月三十一日

	附註	二零零四年 港幣千元	二零零三年 港幣千元
非流動資產			
投資物業	15	**172,305**	116,697
物業、廠房及設備	16	**117,528**	180,019
商譽	17	**2,306**	–
於聯營公司之權益	19	**79,926**	92,036
證券投資	20	**702**	702
遞延稅項資產	34	**21,300**	–
		394,067	389,454
流動資產			
存貨	21	**85,023**	107,133
持作出售物業之可變現淨值		**34,000**	64,525
貿易往來及其他應收賬款	22	**73,587**	66,163
應收聯營公司款項	23	**8,931**	742
應收關連人士款項	24	–	2,085
可收回稅項		–	27
其他投資	25	**101**	100
銀行結存及現金	41	**15,952**	16,093
		217,594	256,868
流動負債			
貿易往來及其他應付賬款	26	**107,768**	82,775
應付票據		**38,840**	33,908
應繳稅項		**241**	–
應付董事款項	27	–	2,225
應付關連公司款項	28	**9,726**	10,154
融資租賃債務－一年內到期	31	**84**	–
貸款－一年內到期	32	**32,820**	76,754
		189,479	205,816
流動資產淨值		**28,115**	51,052
		422,182	440,506

綜合資產負債表

於二零零四年十二月三十一日

	附註	二零零四年 港幣千元	二零零三年 港幣千元
資本及儲備			
股本	29	**221,615**	221,615
儲備		**41,704**	40,301
		263,319	261,916
少數股東權益		**1,609**	–
非流動負債			
融資租賃債務－一年後到期	31	**408**	–
貸款－一年後到期	32	**131,624**	143,359
少數股東貸款	33	**128**	1,522
遞延税項負債	34	**25,094**	33,709
		157,254	178,590
		422,182	440,506

於第35至92頁之附註為本財務報表之不可分割部份。

本財務報表第27至92頁經董事會於二零零五年四月二十五日批准及授權發行並由下列董事代董事會簽署：

董事 *董事*

資產負債表

於二零零四年十二月三十一日

	附註	二零零四年 港幣千元	二零零三年 港幣千元
非流動資產			
物業、廠房及設備	16	**468**	1,187
於附屬公司之投資	18	**262,768**	266,368
		263,236	267,555
流動資產			
貿易往來及其他應收賬款		**1,421**	2,383
應收附屬公司款項	23	**69,400**	–
應收關連人士款項	24	–	3
其他投資	25	**36**	36
銀行結存及現金		**365**	54
		71,222	2,476
流動負債			
貿易往來及其他應付賬款		**2,826**	4,540
應付附屬公司款項	23	**65,065**	1,136
應付董事款項	27	–	733
應付關連公司款項	28	**2,177**	2,357
		70,068	8,766
流動資產／(負債)淨值		**1,154**	(6,290)
		264,390	261,265
資本及儲備			
股本	29	**221,615**	221,615
儲備	30	**42,775**	39,650
		264,390	261,265

本財務報表第27至92頁經董事會於二零零五年四月二十五日批准及授權發行並由下列董事簽署：

董事　　　　董事

綜合權益變動報表

截至二零零四年十二月三十一日止年度

	股本 港幣千元	資本贖回儲備 港幣千元	匯兑儲備 港幣千元	其他儲備 港幣千元 （附註）	累計虧損 港幣千元	合計 港幣千元
本集團						
於二零零三年一月一日	77,488	916	(314)	261,269	(25,540)	313,819
於二零零三年五月六日之紅股發行	7,749	–	–	(7,749)	–	–
於二零零三年九月一日之供股股份發行	34,094	–	–	–	–	34,094
於二零零三年九月一日之紅股發行	102,284	–	–	(102,284)	–	–
換算未於損益表確認的海外業務財務報表產生之匯兑差額	–	–	(1,218)	–	–	(1,218)
附屬公司清盤時變現	–	–	(201)	–	174	(27)
股東應佔虧損	–	–	–	–	(84,752)	(84,752)
於二零零三年十二月三十一日及二零零四年一月一日	221,615	916	(1,733)	151,236	(110,118)	261,916
換算未於損益表確認的海外業務財務報表產生之匯兑差額	–	–	(319)	–	–	(319)
股東應佔盈利	–	–	–	–	1,722	1,722
於二零零四年十二月三十一日	221,615	916	(2,052)	151,236	(108,396)	263,319

綜合權益變動報表

截至二零零四年十二月三十一日止年度

上表包括本集團應佔聯營公司之收購後累計虧損，詳情如下：

	港幣千元
於二零零三年一月一日	(5,396)
股東應佔虧損	(22,220)
於二零零三年十二月三十一日	(27,616)
股東應佔虧損	(19,743)
於二零零四年十二月三十一日	(47,359)

附註：

本集團之其他儲備乃根據於二零零二年九月十八日進行之股本重組轉撥自股份溢價賬。

綜合現金流量表

截至二零零四年十二月三十一日止年度

	二零零四年 港幣千元	二零零三年 港幣千元
經營業務		
除稅前虧損	**(28,601)**	(82,632)
經作出以下調整：		
應佔聯營公司業績	**19,743**	22,220
有牌價股份股息收入	**–**	(1)
利息收入	**(48)**	(592)
利息支出	**7,336**	9,631
融資租賃費用	**8**	5
折舊	**6,773**	7,891
商譽攤銷	**407**	–
出售投資物業之虧損	**–**	8,526
出售物業、廠房及設備之虧損／(盈利)	**558**	(152)
持有其他投資之未變現盈利	**(1)**	(27)
持作出售物業(撥回減值)／減值至可變現淨值	**(2,207)**	18,911
重估投資物業之虧絀淨額	**1,594**	–
出售附屬公司或附屬公司清盤之虧損淨額	**1,745**	726
一名供應商貸款之匯兌虧損／(收益)	**214**	(607)
未計營運資金變動前之經營現金流量	**7,521**	(16,101)
存貨減少／(增加)	**22,110**	(10,693)
持作出售物業減少	**23,246**	2,281
貿易往來及其他應收賬款增加	**(7,674)**	(6,993)
應收聯營公司款項增加	**(8,188)**	(423)
應收關連人士款項減少	**2,085**	245
貿易往來及其他應付賬款增加	**21,752**	5,518
應付票據增加／(減少)	**4,932**	(8,765)
應付董事款項(減少)／增加	**(1,619)**	2,225
應付關連公司款項(減少)／增加	**(429)**	3,747
經營所得／(所用)現金	**63,736**	(28,959)
(已付)／退回香港利得稅	**(132)**	802
已付海外稅項	**(33)**	(110)
	(165)	692
經營業務所得／(所用)現金淨額	**63,571**	(28,267)

綜合現金流量表

截至二零零四年十二月三十一日止年度

	附註	二零零四年 港幣千元	二零零三年 港幣千元
投資業務			
購買投資物業		–	(1,100)
購買物業、廠房及設備		**(2,584)**	(2,429)
出售物業、廠房及設備所得款項		**548**	1,033
出售投資物業所得款項		–	7,670
有牌價股份之已收股息		–	1
出售附屬公司所得款項	35	**7,762**	2,207
已收利息		**228**	487
增加於一間附屬公司之權益		**(2,287)**	–
於一間聯營公司之投資		**(7,025)**	–
投資業務(所用)/所得現金淨額		**(3,358)**	7,869
融資業務			
發行股份所得款項		–	14,461
新做董事貸款		–	3,000
新做銀行貸款		**216,951**	160,786
新做融資租賃債務		**540**	–
償還銀行貸款		**(261,043)**	(149,353)
償還關連公司貸款		–	(280)
因少數股東之出資而增加於一間附屬公司之股本		**16**	–
已付利息		**(4,097)**	(7,690)
償還融資租賃債務		**(49)**	(389)
已付融資租賃費用		**(8)**	(5)
融資業務(所用)/所得現金淨額		**(47,690)**	20,530
現金及現金等值項目增加淨額		**12,523**	132
於一月一日之現金及現金等值項目		**1,796**	1,610
外幣匯率變動之影響		**(624)**	54
於十二月三十一日之現金及現金等值項目		**13,695**	1,796
現金及現金等值項目結餘分析			
即:			
銀行結存及現金		**15,952**	16,093
銀行透支		**(2,257)**	(14,297)
		13,695	1,796

於第35至92頁之附註為本財務報表之不可分割部份。

財務報表賬項附註

截至二零零四年十二月三十一日止年度

1. 一般資料

本公司乃於百慕達註冊成立之公眾有限公司，其股份在香港聯合交易所有限公司(「聯交所」)上市。

本集團之主要業務詳述於附註第5項。

2. 近期頒佈之會計準則之潛在影響

香港會計師公會頒佈多項新訂或經修訂之新香港財務報告準則及香港會計準則(統稱「新香港財務報告準則」)，由二零零五年一月一日或之後開始之會計期間生效。

本集團於截至二零零四年十二月三十一日止年度之財務報表並未提早採納此等新香港財務報告準則。本集團已開始評估此等新香港財務報告準則之潛在影響，但目前仍未能釐定此等新香港財務報告準則會否對本集團經營業績及財務狀況造成重大影響。

3. 主要會計政策

本財務報表乃按照歷史成本之慣例對部份物業及投資證券的重估價值作調整後編製，並採用與香港公認之會計原則相符之主要會計政策。主要會計政策如下：

綜合基準

綜合財務報表包括本公司及其附屬公司每年截至十二月三十一日止之財務報表。

本年度內被收購或出售之附屬公司業績已包括在綜合損益表內，由其購入生效日期起或截至其出售生效日期(倘適用)止計算在內。

財務報表賬項附註

截至二零零四年十二月三十一日止年度

3. 主要會計政策*(續)*

於附屬公司之投資

於附屬公司之投資已按成本扣除已確認減值虧損後列入本公司之資產負債表內。

於聯營公司之權益

綜合損益表包括本集團於年內分佔其聯營公司之收購後業績。於綜合資產負債表，於聯營公司之權益均按本集團分佔聯營公司之資產淨值，減去可確定之減值虧損後列賬。

商譽

在綜合賬目時所產生之商譽，乃指在收購日期收購成本超出本集團於附屬公司或聯營公司可確定資產及負債中之權益公平價值之差額。二零零一年一月一日前因收購所產生之商譽繼續列作儲備項目，及將在出售有關附屬公司或聯營公司或於當時商譽確認為減損時在損益表列作扣減項目。

二零零一年一月一日後因收購所產生之商譽乃作資本化及按其估計可使用經濟年期以直線法攤銷。因收購聯營公司所產生之商譽列入該聯營公司之賬面值。因收購附屬公司所產生之商譽現時於資產負債表另行呈報。

收入確認

銷售商品收入乃於交貨及所有權已轉移至買家時確認。

保養維修收入乃於提供服務時確認。

利息收入按時間法計入，並按未償還本金及適用利率計算。

財務報表賬項附註

截至二零零四年十二月三十一日止年度

3. 主要會計政策*(續)*

收入確認*(續)*

經營租賃之租金收益乃按有關租賃之年期以直線法確認。

佣金收入乃於提供有關服務時確認。

投資所得股息收入乃根據收取股息之股東權益確認後方予入賬。

租賃

倘租賃之條款將資產所有權之絕大部份風險及收益撥予承租人，則有關租賃將歸類為融資租賃。所有其他租賃均歸類為經營租賃。

本集團為出租人

融資租賃承租人之欠款乃按本集團於有關租賃之淨投資額而記錄為應收賬款。融資租賃收入乃於會計期間分配，從而反映本集團有關租約之淨投資額所產生之固定回報率。

經營租賃之租金收益乃按有關租賃之年期以直線法確認。

本集團為承租人

按融資租賃而持有之資產以購置日期之公平價值確認為本集團資產(或倘屬較低者，則以最低租賃付款之現值)。承租人相應之債務，於資產負債表中列賬為應付融資租賃債務。財務費用撥入有關租賃期間之損益表內處理，就每段會計期間之債務餘額之固定支出率計算。

經營租賃之應付租金乃按有關租賃之年期以直線法計入損益表內。

3. 主要會計政策(*續*)

外幣

港幣以外之貨幣計算之交易均最初以按交易日期之匯率入賬。貨幣性資產及負債按結算日之匯率折算。因換算而產生之損益淨額撥入損益表處理。

在綜合賬目過程中,本集團海外業務之資產及負債均按結算日之匯率折算。收入及支出均以該時間之平均匯率折算。產生之匯兑差額(如有)分類為資本及撥往本集團之滙兑儲備。該滙兑差額在出售業務時確認為期內之收入或支出。

退休福利費用

界定供款退休金計劃之付款乃於到期支付時確認為開支。

税項

所得税開支乃為現行應繳税項與遞延税項之總額。

現行應繳税項根據本年度之應課税盈利計算。應課税盈利與損益表內呈報之純利兩者差異乃基於其並無計入其他年度之應課税或可扣減收支項目,亦無計入毋須課税及不獲扣減之損益表項目所致。

遞延税項乃為財務報表內資產及負債賬面值與計算應課税盈利所用相應税基間之差異而產生之應繳付或可退回税項,並採用「資產負債表負債法」入賬。遞延税項負債一般按所有應課税之暫時性差異予以確認,而遞延税項資產則按可能會出現可用以抵銷可扣減之臨時性差異之應課税盈利而予以確認。倘若臨時性差異乃基於商譽(或負商譽)或初步確認(業務合併之情況下除外)不影響税務盈利或會計盈利之交易中之其他資產及負債而引致,則有關資產及負債不予確認。

財務報表賬項附註

截至二零零四年十二月三十一日止年度

3. 主要會計政策 *(續)*

稅項 *(續)*

遞延稅項負債按於附屬公司及聯營公司之投資所引致之應課稅臨時性差異而予以確認，惟本集團可控制撥回之臨時性差異及不大可能於可見將來撥回之臨時性差異則除外。

遞延稅項資產之賬面值於每個結算日作檢討，並於沒可能會有足夠應課稅盈利恢復全部或部分資產價值時作調減。

遞延稅項按預計於償還負債或變現資產之期間內按適用之稅率計算。遞延稅項扣除或計入損益中，惟倘遞延稅項直接在股本權益中扣除或計入股本權益，在此情況下遞延稅項亦會於股本權益中處理。

物業、廠房及設備

物業、廠房及設備均以成本值減除累積折舊及已確認減值虧損後入賬。

物業、廠房及設備之折舊，乃將其成本減除估計之殘值或以估值，按其估計之可使用年期以直線法撇銷，按年之基準如下：

中期契約之土地	契約未終止年期
建於中期契約土地上之樓宇	$2^1/_2$ − 5%
物業裝修	20%
傢俬、裝置及設備	10 − 20%
機器及工具	20 − $33^1/_3$%
汽車	20 − 25%

財務報表賬項附註

截至二零零四年十二月三十一日止年度

3. 主要會計政策（續）

物業、廠房及設備（續）

按融資租賃持有之資產，均按其與自置資產相同基準之估計可使用年期或租賃年期折舊，以較短者為準。

出售或報廢資產所產生之盈虧，乃根據該資產出售所得款項及賬面值之差額計算，並於損益表內確認。

投資物業

投資物業乃因具投資潛力且可按公平基準磋商租金收入而持有之已落成物業。

投資物業乃根據結算日之獨立專業估值按公開市值入賬。任何因重估投資物業而產生之重估增值或減值均於投資物業重估儲備中計入或扣除，惟倘儲備不足以彌補虧絀，則減值超逾投資物業重估儲備餘額之數將於損益表中扣除。倘減值先前已在損益表扣除及其後產生重估增值，則此增值數額以先前扣除之減值數額為限計入損益表內。

出售投資物業時，因出售該等物業產生之投資物業重估儲備餘額將列入損益表中。

所持租賃尚餘年期為二十年以上之投資物業，並無作折舊準備。

存貨

存貨乃按購入成本或可變現淨值入賬。成本以先入先出法計算。

財務報表賬項附註

截至二零零四年十二月三十一日止年度

3. 主要會計政策（*續*）

貿易往來應收賬款

貿易往來應收賬款被視為將成呆壞賬時，方會作出撥備。貿易往來應收賬款減去該撥備後於資產負債表列賬。

現金及現金等值項目

現金及現金等值項目按成本在資產負債表內列賬。在現金流量表中，現金及現金等值項目包括手頭現金、銀行通知存款及於購入後三個月內到期之現金投資及銀行透支。

撥備及或然負債

若集團因過往事件而存有法定或推定的責任，將來可能需要撥出資源履行責任，對涉及的金額亦可作合理估計，則有關撥備即予確認入賬。若集團預計某項撥備可獲償付回，有關數額將於真正確定可獲償付時列作一項獨立資產。

或然負債指因過往事件而產生的可能責任，而有關責任會否存在，須視乎日後一項或多項事件會否出現，而出現與否非完全由集團控制；也可以是因過往事件而已經產生的責任，但因為將來需要撥出經濟資源履行責任的機會不大，或不能對所涉及金額作可靠計量而未有入賬處理。

或然負債不予入賬，但會在賬目附註披露。若情況有變以致將來可能需要撥出資源以履行責任，即以撥備入賬。

證券投資

證券投資乃以交易日期基準確認，初步以成本值計算。

除持至到期債務證券以外，投資均列作投資證券及其他投資。

投資證券（就既定長遠策略目的而持有之證券）乃於其後之匯報日期以成本計算，並扣除任何非暫時性之減損。

其他投資乃按公開價值計算，而未變現收益及虧損乃計入年度盈虧淨額之內。

財務報表賬項附註

截至二零零四年十二月三十一日止年度

3. 主要會計政策（續）

持作出售物業

持作出售物業乃按成本值或可變現淨值兩者中取較低者入賬。

減值

於每個結算日，本集團會對有形資產及無形資產之賬面金額進行核查，以確定是否有跡象顯示這些資產已蒙受減值虧損。倘估計資產之可收回金額低於其賬面值，則將該資產之賬面金額減低至其可收回金額。減值虧損會即時確認為一項費用。

倘減值虧損於其後撥回，該資產之賬面金額增加至其可收回金額之重新估計值，惟增加後之賬面金額不能超過該資產過往年度已確認為無減值虧損之賬面金額。減值虧損之撥回即時確認為收入。

4. 營業額

	二零零四年 港幣千元	二零零三年 港幣千元
銷售商品予客戶，扣除退回及折扣	**576,232**	513,102
保養維修服務之收入	**42,386**	40,130
	618,618	553,232

財務報表賬項附註

截至二零零四年十二月三十一日止年度

5. 業務及地區分類

業務分類

就業務管理目的，本集團現時之業務可分為五個經營部份：空調產品、影音設備及其他電器產品、汽車及汽車配件、直銷及物業投資。該等部份為本集團呈報其主要分類資料之基準。

主要業務如下：

空調產品	分銷及安裝空調產品
影音設備及其他電器產品	分銷影音設備（包括汽車音響產品）及家用電器
汽車及汽車配件	買賣汽車及相關配件及提供汽車維修服務
直銷	零售消費電子產品及家用電器
物業投資	投資物業及持作出售物業之租賃

5. 業務及地區分類（續）

業務分類（續）

有關該等業務之分類資料呈列如下：

二零零四年

	空調產品 港幣千元	影音設備及其他電器產品 港幣千元	汽車及汽車配件 港幣千元	直銷 港幣千元	物業投資 港幣千元	其他 港幣千元	抵銷 港幣千元	綜合賬目 港幣千元
營業額								
外部銷售收益	122,449	137,543	314,590	44,036	–	–	–	618,618
業務之間銷售收益	1,096	5,615	–	107	–	–	(6,818)	–
營業總額	123,545	143,158	314,590	44,143	–	–	(6,818)	618,618
業務之間銷售收益以當時市場價格入賬。								
業績								
分類業績	3,931	(490)	10,338	(6,632)	(1,006)	–	692	6,833
未分類之公司支出								(4,724)
經營盈利								2,109
財務費用								(7,902)
出售附屬公司之虧損淨額	–	–	–	–	(1,745)	–	–	(1,745)
重組費用								(1,320)
應佔聯營公司業績	–	(17,483)	(2,260)	–	–	–	–	(19,743)
除稅前虧損								(28,601)
所得稅撥回								29,502
除稅後盈利								901
少數股東權益								821
股東應佔盈利								1,722

財務報表賬項附註

截至二零零四年十二月三十一日止年度

5. 業務及地區分類（續）

業務分類（續）

二零零四年（續）

	空調產品 港幣千元	影音設備及其他電器產品 港幣千元	汽車及汽車配件 港幣千元	直銷 港幣千元	物業投資 港幣千元	其他 港幣千元	抵銷 港幣千元	綜合賬目 港幣千元
綜合資產負債表								
資產								
分類資產	41,393	50,635	95,824	2,555	209,316	–	–	399,723
於聯營公司之權益	–	75,161	4,765	–	–	–	–	79,926
未分類公司資產								132,012
綜合總資產								611,661
負債								
分類負債	27,452	26,437	71,980	1,387	10,455	–	–	137,711
未分類公司負債								209,022
綜合總負債								346,733
其他資料								
資本支出	10	882	2,804	26	–	1,162	–	4,884
折舊及攤銷	76	311	1,689	44	33	5,027	–	7,180

截至二零零四年十二月三十一日止年度

5. 業務及地區分類（續）

業務分類（續）

二零零三年

	空調產品 港幣千元	影音設備及其他電器產品 港幣千元	汽車及汽車配件 港幣千元	直銷 港幣千元	物業投資 港幣千元	其他 港幣千元	抵銷 港幣千元	綜合賬目 港幣千元
營業額								
外部銷售收益	137,102	121,904	226,195	68,031	–	–	–	553,232
業務之間銷售收益	2,115	12,146	–	201	–	–	(14,462)	–
營業總額	139,217	134,050	226,195	68,232	–	–	(14,462)	553,232

業務之間銷售收益以當時市場價格入賬。

	空調產品 港幣千元	影音設備及其他電器產品 港幣千元	汽車及汽車配件 港幣千元	直銷 港幣千元	物業投資 港幣千元	其他 港幣千元	抵銷 港幣千元	綜合賬目 港幣千元
業績								
分類業績	(253)	617	(14,514)	(8,395)	(19,008)	–	(43)	(41,596)
未分類之投資收入								593
未分類之公司支出								(8,374)
經營虧損								(49,377)
財務費用								(10,309)
出售附屬公司或附屬公司清盤之虧損淨額	–	–	–	–	(524)	(202)	–	(726)
應佔聯營公司業績	–	(22,220)	–	–	–	–	–	(22,220)
除稅前虧損								(82,632)
所得稅開支								(2,699)
除稅後虧損								(85,331)
少數股東權益								579
股東應佔虧損								(84,752)

財務報表賬項附註

截至二零零四年十二月三十一日止年度

5. 業務及地區分類（續）

業務分類（續）

二零零三年（續）

	空調產品	影音設備及其他電器產品	汽車及汽車配件	直銷	物業投資	其他	抵銷	綜合賬目
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
綜合資產負債表								
資產								
分類資產	48,507	51,643	74,030	13,229	185,328	–	–	372,737
於聯營公司之權益	–	92,036	–	–	–	–	–	92,036
未分類公司資產								181,549
綜合總資產								646,322
負債								
分類負債	25,603	21,606	51,615	5,572	5,723	–	–	110,119
未分類公司負債								274,287
綜合總負債								384,406
其他資料								
資本支出	163	111	853	68	1,105	1,229	–	3,529
折舊及攤銷	177	234	1,492	96	112	5,780	–	7,891
持作出售物業減值至可變現淨值	–	–	–	–	18,911	–	–	18,911
出售投資物業之虧損	–	–	–	–	8,526	–	–	8,526

5. 業務及地區分類（*續*）

地區分類

本集團之業務主要分佈於香港、新加坡、馬來西亞、中華人民共和國（香港及澳門以外地區）（「中國」）及澳門。下表按市場地區分析本集團之營業額（不論商品／服務之原產地）：

	地區分類之營業額		對經營業績之貢獻	
	二零零四年 港幣千元	二零零三年 港幣千元	二零零四年 港幣千元	二零零三年 港幣千元
香港	**449,798**	385,951	**14,775**	(17,907)
新加坡	**53,160**	56,220	**353**	358
馬來西亞	**26,717**	21,609	**1,392**	1,544
中國	**58,824**	44,946	**(17,011)**	(39,554)
澳門	**27,871**	36,498	**478**	115
其他	**2,248**	8,008	**58**	466
	618,618	553,232	**45**	(54,978)
其他營業收入			**6,788**	13,382
未分類之投資收入			**–**	593
未分類之公司支出			**(4,724)**	(8,374)
經營盈利／（虧損）			**2,109**	(49,377)

財務報表賬項附註

截至二零零四年十二月三十一日止年度

5. 業務及地區分類（*續*）

地區分類（*續*）

按資產分佈之地區分析分類資產之賬面金額及資本支出如下：

	分類資產 賬面金額		資本支出	
	二零零四年 港幣千元	二零零三年 港幣千元	二零零四年 港幣千元	二零零三年 港幣千元
香港	**438,971**	420,148	**3,997**	2,176
新加坡	**20,343**	23,981	**767**	107
馬來西亞	**11,064**	9,745	**120**	22
中國	**141,235**	191,662	**–**	1,224
澳門	**48**	759	**–**	–
	611,661	646,295	**4,884**	3,529

6. 其他營業收入

	二零零四年 港幣千元	二零零三年 港幣千元
租金收入（扣除支出港幣5,537,000元前（二零零三年：港幣4,733,000元））	**6,439**	11,225
佣金收入	**349**	2,157
	6,788	13,382

財務報表賬項附註

截至二零零四年十二月三十一日止年度

7. 經營盈利／（虧損）

	二零零四年 港幣千元	二零零三年 港幣千元
經營業務之盈利／（虧損）已扣除：		
核數師酬金	**662**	880
折舊：		
自置資產	**6,604**	7,891
融資租賃資產	**169**	–
僱員成本，包括董事酬金	**56,958**	62,653
出售物業、廠房及設備之虧損	**558**	–
確認為開支之存貨成本（包括存貨減值至可變現淨值港幣624,000元（二零零三年：港幣770,000元））	**487,512**	432,584
商譽攤銷	**407**	–
並已計入：		
持有其他投資之未變現收益	**1**	27
出售物業、廠房及設備之收益	**–**	152
利息收入	**48**	592

8. 財務費用

	二零零四年 港幣千元	二零零三年 港幣千元
利息支出於：		
五年內全數償還之銀行貸款、信託收據及透支	**4,064**	4,319
五年後全數償還之銀行貸款	**–**	813
五年內全數償還之其他貸款	**–**	1,245
五年後全數償還之其他貸款	**3,272**	3,254
	7,336	9,631
融資租賃費用	**8**	5
銀行費用	**558**	673
	7,902	10,309

財務報表賬項附註

截至二零零四年十二月三十一日止年度

9. 出售附屬公司或附屬公司清盤之虧損淨額

	二零零四年 港幣千元	二零零三年 港幣千元
出售附屬公司之虧損淨額	**1,745**	524
附屬公司清盤之虧損淨額	**–**	202
	1,745	726

10. 重組費用

二零零四年五月，本集團展開一項整體性節約計劃，以減低員工成本及其他開支。根據節約計劃，已終止聘用若干員工，而有關遣散費港幣1,320,000元亦已計入為本年度之重組費用。

11. 董事及僱員酬金

(甲) 董事酬金

	二零零四年 港幣千元	二零零三年 港幣千元
袍金：		
執行董事	**–**	–
非執行董事	**147**	120
	147	120
其他酬金：		
薪金及其他福利	**4,234**	5,342
退休福利計劃之供款	**30**	24
	4,264	5,366
	4,411	5,486

財務報表賬項附註

截至二零零四年十二月三十一日止年度

11. 董事及僱員酬金 *(續)*

(a) 董事酬金 *(續)*

付給非執行董事之袍金包括給予獨立非執行董事之港幣127,000元(二零零三年:港幣100,000元)。

於下列酬金範圍之董事數目如下:

	二零零四年 董事人數	二零零三年 董事人數
港幣		
零元至1,000,000元	**8**	6
3,000,001元至3,500,000元	**1**	–
4,000,001元至4,500,000元	**–**	1

(b) 僱員酬金

年內,五位薪酬最高人士中,兩位為董事(二零零三年:兩位董事),其酬金細節已於上文附註第11(甲)項內披露。餘下薪酬最高人士之酬金如下:

	二零零四年 港幣千元	二零零三年 港幣千元
薪金及其他福利	**3,465**	4,612
退休福利計劃之供款	**36**	36
	3,501	4,648

財務報表賬項附註

截至二零零四年十二月三十一日止年度

11. 董事及僱員酬金（續）

(b) 僱員酬金（續）

於下列酬金範圍，最高酬金之人士數目如下：

	二零零四年 僱員人數	二零零三年 僱員人數
港幣		
零元至1,000,000元	**1**	1
1,000,001 元至1,500,000元	**1**	–
1,500,001 元至2,000,000元	**1**	2

12. 退休福利計劃

本集團為其香港附屬公司所有合資格員工設立一個強制性公積金(「強積金」)計劃，該計劃之資產由信託人於獨立於本集團資產之基金持有及控制。於本年度損益表已扣除退休福利費用港幣1,642,000元(二零零三年：港幣1,780,000元)，此數額乃本集團按強積金條例指定比率對該基金之應付供款。

除香港以外之附屬公司外，本集團就定額供款計劃之應付供款乃按有關司法權區之計劃規則訂明之比率作出。本年度香港以外附屬公司作出之供款為港幣661,000元(二零零三年：港幣774,000元)。

財務報表賬項附註

13. 所得稅

(撥回)／開支包括：

	二零零四年 港幣千元	二零零三年 港幣千元
本年度稅項：		
香港利得稅	**243**	330
海外所得稅	**170**	226
	413	556
遞延稅項：		
本年度	**(29,915)**	(815)
因稅率變動引致	**–**	2,958
本公司及其附屬公司應佔所得稅	**(29,502)**	2,699
應佔聯營公司所得稅	**–**	–
	(29,502)	2,699

香港利得稅乃根據本年度之估計應課稅盈利按17.5%計算。

海外稅項乃根據各自司法權區之現行稅率計算。

財務報表賬項附註

截至二零零四年十二月三十一日止年度

13. 所得稅(續)

本年度稅項(撥回)/開支可與除稅前虧損調節如下:

	二零零四年		二零零三年	
	港幣千元	%	港幣千元	%
除稅前虧損	**(28,601)**		(82,632)	
按香港利得稅稅率17.5% 計算之稅項	**(5,005)**	**(17.5)**	(14,461)	(17.5)
應佔一家聯營公司業績之稅務影響	**3,455**	**12.1**	3,889	4.7
就稅務目的不可扣減開支之 稅務影響	**13,599**	**47.5**	8,796	10.6
就稅務目的無需課稅之稅務影響	**(19,210)**	**(67.2)**	(2,976)	(3.6)
未予確認之遞延稅項資產之 稅務影響	**1**	**0.0**	122	0.2
動用先前未予確認之遞延稅項資產	**(4,745)**	**(16.6)**	(178)	(0.2)
未予確認稅項虧損之稅務影響	**3,944**	**13.8**	4,643	5.6
已確認為遞延稅項資產之 稅項虧損之稅務影響	**(21,300)**	**(74.5)**	–	–
因適用稅率增加引致期初 遞延稅項負債之增加	**–**	**–**	2,958	3.6
於其他司法權區經營之附屬公司 不同稅率之影響	**(60)**	**(0.2)**	65	0.1
其他	**(181)**	**(0.6)**	(159)	(0.2)
本年度稅項(撥回)/開支及 實際稅率	**(29,502)**	**(103.2)**	2,699	3.3

14. 每股盈利／(虧損)

每股基本盈利／(虧損)之計算方法，乃根據股東應佔盈利港幣1,722,000元(二零零三年：虧損港幣84,752,000元)及年內已發行普通股之加權平均數2,216,154,331股普通股(二零零三年：1,334,516,654股)計算。

由於本公司之未行使認股權之行使價高於兩個年度之股份平均市價，故並無呈列每股攤薄盈利／(虧損)。

15. 投資物業

	在香港根據中期契約持有之投資物業	在香港以外地區根據中期契約持有之投資物業	總額
	港幣千元	港幣千元	港幣千元
本集團			
於二零零四年一月一日	87,783	28,914	116,697
由土地及樓宇轉撥(附註16)	57,202	—	57,202
重估增加／(減少)	14,496	(16,090)	(1,594)
於二零零四年十二月三十一日	159,481	12,824	172,305

本集團投資物業於二零零四年十二月三十一日由獨立專業估值師普敦國際評估有限公司按公開市值基準進行重估。

本集團已租出或空置作出租用途之投資物業均屬經營租賃。

本集團以賬面金額約港幣159,481,000元之投資物業(二零零三年：港幣87,783,000元)作為抵押，藉以為本集團取得銀行信貸及一家供應商信貸。(參閱附註第41項)

財務報表賬項附註

截至二零零四年十二月三十一日止年度

16. 物業、廠房及設備

	在香港根據中期契約持有之土地及樓宇 港幣千元	物業裝修 港幣千元	傢俬、裝置及設備 港幣千元	機器及工具 港幣千元	汽車 港幣千元	總額 港幣千元
本集團						
成本值或估值						
於二零零四年一月一日	210,486	19,667	49,771	9,078	7,677	296,679
匯兌差額	–	2	51	7	13	73
添置	–	117	227	519	1,721	2,584
轉撥至投資物業	(70,556)	–	–	–	–	(70,556)
重新歸類	–	–	263	(263)	–	–
出售	–	(116)	(9,489)	(128)	(1,090)	(10,823)
於二零零四年十二月三十一日	139,930	19,670	40,823	9,213	8,321	217,957
包括：						
按成本值	129,290	19,670	40,823	9,213	8,321	207,317
按一九九六年估值	10,640	–	–	–	–	10,640
	139,930	19,670	40,823	9,213	8,321	217,957
累積折舊						
於二零零四年一月一日	36,992	18,591	47,467	8,286	5,324	116,660
匯兌差額	–	2	46	3	15	66
本年度折舊	4,084	391	818	405	1,075	6,773
轉撥至投資物業	(13,354)	–	–	–	–	(13,354)
重新歸類	–	–	263	(263)	–	–
出售時撇銷	–	(67)	(9,175)	(114)	(360)	(9,716)
於二零零四年十二月三十一日	27,722	18,917	39,419	8,317	6,054	100,429
賬面淨值						
於二零零四年十二月三十一日	112,208	753	1,404	896	2,267	117,528
於二零零三年十二月三十一日	173,494	1,076	2,304	792	2,353	180,019

16. 物業、廠房及設備（續）

於二零零四年十二月三十一日，本集團傢俬、裝置及設備之賬面淨值包括價值港幣582,000元之融資租賃資產（二零零三年：無）。

倘若土地及樓宇按估值反映之賬面淨值港幣8,761,000元（二零零三年：港幣10,322,000元）尚未重估，則會按歷史成本扣除累積折舊港幣8,765,000元（二零零三年：港幣11,167,000元）列於財務報表內。

本集團以賬面金額約港幣112,208,000元之土地及樓宇（二零零三年：港幣173,494,000元）作為抵押，藉以為本集團取得銀行信貸。（參閱附註第41項）

本公司	物業裝修	傢俬、裝置及設備	汽車	總額
	港幣千元	港幣千元	港幣千元	港幣千元
成本值				
於二零零四年一月一日	6,635	21,960	2,647	31,242
添置	8	103	–	111
由一間附屬公司轉撥	–	263	–	263
出售	–	–	(650)	(650)
於二零零四年十二月三十一日	6,643	22,326	1,997	30,966
累積折舊				
於二零零四年一月一日	6,604	21,600	1,851	30,055
本年度折舊	15	159	179	353
由一間附屬公司轉撥	–	263	–	263
於出售時撇銷	–	–	(173)	(173)
於二零零四年十二月三十一日	6,619	22,022	1,857	30,498
賬面淨值				
於二零零四年十二月三十一日	24	304	140	468
於二零零三年十二月三十一日	31	360	796	1,187

財務報表賬項附註

截至二零零四年十二月三十一日止年度

17. 商譽

本集團

	總額
	港幣千元
成本	
於二零零四年一月一日	–
由增加於一間附屬公司之權益產生	2,713
於二零零四年十二月三十一日	2,713
攤銷	
於二零零四年一月一日	–
本年度攤銷	407
於二零零四年十二月三十一日	407
賬面金額	
於二零零四年十二月三十一日	2,306
於二零零三年十二月三十一日	–

由增加於一間附屬公司之權益產生之商譽分五年期攤銷。

18. 於附屬公司之投資

	本公司	
	二零零四年	二零零三年
	港幣千元	港幣千元
無牌價股份，成本值	**293,504**	293,504
減：已確認之減值虧損	**(30,736)**	(27,136)
	262,768	266,368

本公司於二零零四年十二月三十一日之主要附屬公司資料列載於附註第43項內。

19. 於聯營公司之權益

	本集團	
	二零零四年 港幣千元	二零零三年 港幣千元
應佔資產淨值	**79,926**	92,036

本集團於二零零四年十二月三十一日之主要聯營公司資料列載於附註第44項內。

以下資料為本集團主要聯營公司已調整之財務資料：

	金羚電器有限公司	
	二零零四年 港幣千元	二零零三年 港幣千元
經營業績		
營業額	**437,898**	411,055
除稅前虧損	**(34,966)**	(44,440)
本集團應佔除稅前虧損	**(17,483)**	(22,220)
財務狀況		
非流動資產	**158,470**	202,458
流動資產	**247,609**	272,262
流動負債	**(255,097)**	(290,648)
非流動負債	**(660)**	–
股東資金	**150,322**	184,072
本集團應佔股東資金	**75,161**	92,036

財務報表賬項附註

截至二零零四年十二月三十一日止年度

20. 證券投資

	本集團	
	二零零四年 港幣千元	二零零三年 港幣千元
無牌價股份，成本值	**75**	75
俱樂部債券，按成本值減減值虧損	**627**	627
	702	702

按董事意見，證券投資之最低價值均可值回賬面值。

21. 存貨

	本集團	
	二零零四年 港幣千元	二零零三年 港幣千元
製成品	**72,558**	95,008
零件	**12,465**	12,125
	85,023	107,133

列入上述項目者乃港幣4,829,000元(二零零三年：港幣18,478,000元)之製成品及港幣1,832,000元(二零零三年：港幣694,000元)之零件，均以可變現淨值列賬。

22. 貿易往來及其他應收賬款

本集團

本集團給予客戶平均七至九十天之信貸期。其貿易往來應收賬款減撥備之賬齡分析如下：

	二零零四年 港幣千元	二零零三年 港幣千元
三十天以內	**29,218**	19,922
三十一天至六十天	**10,609**	12,073
六十一天至九十天	**2,398**	2,716
九十一天至一年	**8,469**	4,506
一年以上	**1,986**	1,185
貿易往來應收賬款減撥備總額	**52,680**	40,402
訂金、預付款及其他應收賬款	**20,907**	25,761
	73,587	66,163

23. 應收／應付聯營公司／附屬公司款項

該等款額為無抵押、免息及無固定還款期。

財務報表賬項附註

截至二零零四年十二月三十一日止年度

24. 應收關連人士款項

應收關連人士款項之詳情如下：

	本集團			本公司		
關連人士名稱	於二零零四年十二月三十一日之結餘	於二零零四年一月一日之結餘	年內最高未償還款額	於二零零四年十二月三十一日之結餘	於二零零四年一月一日之結餘	年內最高未償還款額
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
Herbert ADAMCZYK先生(a)	–	2,082	2,082	–	–	–
B & O Web Studio Limited(b)	–	3	3	–	3	3
	–	2,085		–	3	

附註：

a. 該款額為無抵押，按香港上海滙豐銀行有限公司提供之最優惠借貸利率計息，以及無固定還款期。

Herbert Adamczyk先生為本公司附屬公司之董事。該款額已於年內清償。

b. 該款額為無抵押、免息及無固定還款期。

關連公司由本公司若干董事控制。該款額已於年內清償。

財務報表賬項附註

截至二零零四年十二月三十一日止年度

25. 其他投資

	本集團		本公司	
	二零零四年 港幣千元	二零零三年 港幣千元	二零零四年 港幣千元	二零零三年 港幣千元
有牌價股份	**101**	100	**36**	36

股份於聯交所上市及以市值計算。

26. 貿易往來及其他應付賬款

本集團

於結算日，貿易往來應付賬款之賬齡分析如下：

	二零零四年 港幣千元	二零零三年 港幣千元
三十天以內	**5,070**	6,042
三十一天至六十天	**2,191**	2,610
六十一天至九十天	**3,337**	1,478
九十一天至一年	**988**	3,349
一年以上	**1,329**	1,414
貿易往來應付賬款總額	**12,915**	14,893
客戶按金、應付費用及其他應付賬款	**94,853**	67,882
	107,768	82,775

27. 應付董事款項

於二零零三年十二月三十一日之有關款項乃無抵押、免息及無固定還款期。該等款額已於年內清償。

財務報表賬項附註

截至二零零四年十二月三十一日止年度

28. 應付關連公司款項

有關款項乃無抵押、免息及無固定還款期。關連公司由本公司若干董事控制。

29. 股本

	本集團及本公司	
	股份數目	面值
		港幣千元
法定股本：		
於二零零三年一月一日、二零零三年十二月三十一日、二零零四年一月一日及二零零四年十二月三十一日—每股面值港幣0.10元	3,500,000,000	350,000
已發行及繳足股本：		
於二零零三年一月一日每股面值港幣0.10元	774,879,138	77,488
紅股發行時所發行股份(a)	77,487,913	7,749
供股時所發行股份(b)	340,946,820	34,094
紅股發行時所發行股份(b)	1,022,840,460	102,284
於二零零三年十二月三十一日、二零零四年一月一日及二零零四年十二月三十一日每股面值港幣0.10元	2,216,154,331	221,615

附註：

(a) 根據於二零零三年五月六日舉行之股東特別大會上通過的決議案，本公司利用其繳入盈餘賬之結餘按每十股股份發行一股紅股，合共發行77,487,913股紅股並入賬列作繳足。

(b) 根據於二零零三年九月一日舉行之股東特別大會上通過之另一項決議案，按每股港幣0.10元之價格供股發行不少於340,946,820股每股面值港幣0.10元之股份，供股基準為於記錄日期所持有每五股股份獲兩股供股股份，以及進行紅股發行，基準為所認購之每一股供股股份獲發三股紅股，股款須於接納時繳足。本集團已動用供股所得款項淨額其中約港幣19,633,000元直接抵銷董事及相關公司所墊貸款。餘額港幣14,461,000元（扣除開支前）乃用作償還本集團部份銀行透支以及為本集團提供額外營運資金。

財務報表賬項附註

截至二零零四年十二月三十一日止年度

30. 儲備

本公司

	資本贖回儲備	繳入盈餘	累計虧損	合計
	港幣千元	港幣千元	港幣千元	港幣千元
於二零零三年一月一日	916	471,524	(205,040)	267,400
於二零零三年五月六日之紅股發行	–	(7,749)	–	(7,749)
於二零零三年九月一日之紅股發行	–	(102,284)	–	(102,284)
股東應佔虧損	–	–	(117,717)	(117,717)
於二零零三年十二月三十一日及二零零四年一月一日	916	361,491	(322,757)	39,650
股東應佔盈利	–	–	3,125	3,125
於二零零四年十二月三十一日	916	361,491	(319,632)	42,775

根據百慕達一九八一年公司法(經修訂),本公司之繳入盈餘賬為可供分派。然而,本公司不得在以下情況下宣派或派付股息,或從繳入盈餘作出分派:

(a) 現時或將於付款後無法如期償還其負債;或

(b) 其資產之可變現值將因而低於其負債及其已發行股本與股份溢價賬之總和。

董事認為,於二零零四年十二月三十一日,本公司經計入可供分派儲備結餘淨額港幣41,859,000元(二零零三年:港幣38,734,000元)之可供分派儲備包括繳入盈餘港幣361,491,000元(二零零三年:港幣361,491,000元)及累計虧損港幣319,632,000元(二零零三年:港幣322,757,000元)。

財務報表賬項附註

截至二零零四年十二月三十一日止年度

31. 融資租賃債務

	最低租賃付款		最低租賃付款現值	
	二零零四年 港幣千元	二零零三年 港幣千元	二零零四年 港幣千元	二零零三年 港幣千元
本集團				
根據融資租賃之應付數額：				
於一年內	99	–	84	–
第二年至第五年(包括首尾兩年)	372	–	321	–
五年以上	100	–	87	–
	571	–	492	–
減去：未來融資費用	(79)	–	–	–
租賃債務現值	492	–	492	–
分析如下：				
列於流動負債項下				
一年內到期之數額			84	–
一年後到期之數額			408	–
			492	–

平均有效借貸利率為年利率約3%，利率在合約日期釐定。所有租貸以定期還款為基準及並無就或然租金付款作出安排。本集團於二零零四年十二月三十一日之融資租賃債務由出租人對租賃資產之押記作抵押。於二零零三年十二月三十一日並無融資租賃債務。

截至二零零四年十二月三十一日止年度

32. 貸款

	本集團	
	二零零四年	二零零三年
	港幣千元	港幣千元
銀行透支	**2,257**	14,297
銀行貸款	**31,865**	75,708
	34,122	90,005
有抵押(附註第41項)	**25,318**	80,868
無抵押	**8,804**	9,137
	34,122	90,005
一家供應商之有抵押貸款(下文附註)	**130,322**	130,108
	164,444	220,113
上述貸款屆滿期如下：		
一年內	**32,820**	76,754
一年以上，但不超過兩年	**477**	3,574
兩年以上，但不超過五年	**825**	5,868
五年以上	**130,322**	133,917
	164,444	220,113
減去：一年內到期應付款項(列於流動負債項下)	**(32,820)**	(76,754)
一年後到期應付款項	**131,624**	143,359

附註：

一家供應商之貸款乃以本集團投資物業作抵押，按年利率2.5%計息及分十期每半年償還，第一期由二零一二年六月三十日開始。(參閱附註第41項)

於結算日後，本集團就償還上述貸款及應付利息與供應商訂立還款契據。詳情於附註第37項披露。

財務報表賬項附註

截至二零零四年十二月三十一日止年度

33. 少數股東貸款

該貸款為無抵押、免息及並無固定還款期，少數股東已同意自結算日起計十二個月內不會要求償還該貸款，因此該數額已分類為非流動負債。

34. 遞延税項(資產)／負債

	税項虧損	加速 税項折舊	總計
	港幣千元	港幣千元	港幣千元
於二零零三年一月一日	–	31,566	31,566
計入本年度收入	–	(815)	(815)
税率變動之影響於損益表扣除	–	2,958	2,958
於二零零三年十二月三十一日及二零零四年一月一日	–	33,709	33,709
計入本年度收入	(21,300)	(8,615)	(29,915)
於二零零四年十二月三十一日	(21,300)	25,094	3,794

	二零零四年 港幣千元	二零零三年 港幣千元
遞延税項負債	**25,094**	33,709
遞延税項資產	**(21,300)**	–
	3,794	33,709

於結算日，本集團可供抵銷日後盈利之未動用税項虧損約港幣1,010,766,000元(二零零三年：港幣994,964,000元)。本集團已就該等虧損確認港幣121,714,000元(二零零三年：無)之遞延税項資產。由於未能估計日後盈利流量，故並無就其餘港幣889,052,000元(二零零三年：港幣994,964,000元)確認遞延税項資產。税項虧損可結轉二至五年或無限期結轉。

35. 出售附屬公司

出售附屬公司之影響概要如下：

	二零零四年 港幣千元	二零零三年 港幣千元
出售資產淨值：		
持作出售物業之可變現淨值	**9,448**	2,745
貿易往來及其他應收賬款	**59**	–
貿易往來及其他應付賬款	**–**	(14)
	9,507	2,731
出售附屬公司之虧損	**(1,745)**	(524)
總代價	**7,762**	2,207
償付：		
現金	**7,762**	2,207
出售所產生之現金流入淨額：		
現金代價	**7,762**	2,207

兩個年度出售之附屬公司對本集團現金流量、營業額及經營業績並無重大影響。

財務報表賬項附註

截至二零零四年十二月三十一日止年度

36. 主要非現金交易

於截至二零零四年十二月三十一日止年度，本集團一間附屬公司之少數股東透過抵銷本集團應付少數股東總額港幣2,000,000元致使該附屬公司之股本有所增加。

於截至二零零三年十二月三十一日止年度內，本集團已動用本公司進行供股所得款項直接抵銷一位董事之貸款、關連公司之貸款及應付關連公司款項共港幣19,633,000元。

37. 結算日後事項

於二零零五年二月二十四日，本集團與一家供應商三菱重工業株式會社（「三菱重工」）就本集團根據二零零二年六月二十八日之貸款協議償還貸款訂立還款契據。根據還款契據，有關貸款（即截至二零零四年十二月三十一日之本金連同應計利息總額港幣135,900,000元）已獲悉數償還港幣47,700,000元，本集團因而獲得收益港幣88,200,000元，此項收益將歸入本集團來年之業績內。本集團已利用其新借之長期銀行貸款及本集團之內部資源完成還款。

財務報表賬項附註

截至二零零四年十二月三十一日止年度

38. 與關連人士之交易

除上文附註第24及28項所披露之關連人士結餘外，本集團於本年度內與關連人士進行下列交易：

	二零零四年 港幣千元	二零零三年 港幣千元
付予一位董事之利息支出(a)	–	1,053
付予一間關連公司之利息支出(b)	–	192
向一位關連人士收取之利息收入(b)	**30**	106
付予一間關連公司之管理費及代理費(c)	**61**	29
售貨予一位董事(c)	**900**	4,958
付予一間關連公司之包銷佣金(d)	–	234
向一位關連人士進一步收購一間附屬公司之權益	**2,287**	–
付予一間關連公司(代一份樓宇管理基金收取)之管理費及代理費(c)、(e)	**4,187**	3,349
付予一間關連公司之諮詢服務費(c)	**20**	–

附註：

(a) 有關付予一位董事之利息支出乃由有關各方協定。利率為每年10%。

(b) 有關付予一間關連公司之利息支出乃以最優惠利率加1%計算。向一間關連公司收取之利息收入乃按香港上海滙豐銀行有限公司所提供之最優惠利率計息。

(c) 有關付予一間關連公司之管理費和代理費、諮詢服務費以及付予一間關連公司或董事之售貨交易之價格乃由董事按估計市場價值釐定。

(d) 付予一間關連公司之包銷佣金乃該關連公司所包銷供股股份之總發行價之2.5%。

財務報表賬項附註

截至二零零四年十二月三十一日止年度

38. 與關連人士之交易 *(續)*

附註：*(續)*

(e) 該關連公司為本集團擁有之一幢樓宇擔任樓宇經理，以經營該樓宇之管理基金，並代該樓宇管理基金向本集團收取管理費及代理費。年內，該數宇管理基金已向該關連公司支付管理費港幣417,000元(二零零三年：港幣417,000元)及會計服務費港幣162,000元(二零零三年：無)。

(f) 關連公司乃由本公司若干董事控制。

39. 經營租賃安排

本集團為出租人

本年度物業租金收入經扣除港幣5,537,000元支出(二零零三年：港幣4,733,000元)為港幣902,000元(二零零三年：港幣6,492,000元)。該物業於未來兩年均擁有承擔租客。

於結算日，本集團與租客定約之未來最低租賃付款如下：

	二零零四年 港幣千元	二零零三年 港幣千元
於一年內	**4,435**	5,338
第二年至第五年(包括首尾兩年)	**2,804**	2,218
	7,239	7,556

本集團為承租人

	二零零四年 港幣千元	二零零三年 港幣千元
本年度損益表已確認根據經營租賃繳付之最低付款額	**7,294**	10,586

39. 經營租賃安排*(續)*

本集團為承租人*(續)*

於結算日，本集團不可取消之經營租賃承擔如下：

	二零零四年 港幣千元	二零零三年 港幣千元
一年內	**5,317**	5,428
第二至第五年(包括首尾兩年)	**3,527**	2,369
	8,844	7,797

經營租賃付款指本集團就若干辦公室物業之應付租金。租賃之平均年期為兩年而租金則平均一年釐定一次。

於結算日，本公司並無不可取消之經營租賃承擔(二零零三年：無)。

40. 或然負債

(甲) 於結算日，本集團及本公司未列入財務報表之或然負債如下：

	本集團		本公司	
	二零零四年 港幣千元	二零零三年 港幣千元	二零零四年 港幣千元	二零零三年 港幣千元
為附屬公司獲取銀行信貸及其他貸款作出擔保	–	–	**162,954**	165,430
就附屬公司發出之其他擔保	–	–	**138,328**	138,909
	–	–	**301,282**	304,339

(乙) 於結算日，本集團之或然負債包括因一宗涉及本公司在中國一間附屬公司之法律訴訟所涉之約港幣29,200,000元，以及有關涉及本公司在印度一間附屬公司之法律訴訟所涉之約港幣1,300,000元。

財務報表賬項附註

截至二零零四年十二月三十一日止年度

41. 資產抵押

於結算日，本集團以約港幣112,208,000元(二零零三年：港幣173,494,000元)之若干土地及樓宇及約港幣34,000,000元(二零零三年：港幣60,963,000元)持作出售物業，約港幣零元(二零零三年：港幣4,663,000元)以成本價或可變現淨值以較低者入賬的存貨、約港幣1,214,000元(二零零三年：無)之銀行存款，以及一家附屬公司之全部資產港幣18,491,000元(二零零三年：港幣15,095,000元)作為抵押，藉以為本集團取得有抵押銀行信貸。約港幣159,481,000元(二零零三年：港幣87,783,000元)投資物業已抵押作為銀行信貸及本集團一間供應商信貸之抵押品。

42. 認股權計劃

一九九一年計劃

本公司於一九九一年六月二十二日採納認股權計劃(「一九九一年計劃」)，主要目的是獎勵董事及合資格僱員。該計劃於二零零一年六月二十一日屆滿。董事可酌情授出認股權予所有合資格僱員，包括本公司及其附屬公司之執行董事。

根據一九九一年計劃可授出之認股權所涉及之股份總數，在任何時候不得超逾本公司已發行股本之10%。根據一九九一年計劃，向任何個別人士授出之認股權所涉及之股份數目，不得超逾按該計劃當時已發行及可予發行之本公司股份總數上限25%。

合資格僱員必須於授出日期起計28日內就每次授出認股權支付港幣1元後，接納該等認股權。認股權可於接納日期後一個月起計之6年期間行使。

認購價由董事釐定，不會低於股份在緊接授出日期前五個交易日在聯交所之平均收市價80%及本公司股份面值兩者中較高之價格。

二零零一年計劃

本公司其後於二零零一年六月二十八日通過決議案採納另一項認股權計劃(「二零零一年計劃」)，主要目的是獎勵董事及合資格僱員。該計劃於二零零二年五月三十日根據該日通過之決議案終止。

財務報表賬項附註

截至二零零四年十二月三十一日止年度

42. 認股權計劃（續）

二零零一年計劃

根據二零零一年計劃，董事可授出認股權予任何全職僱員，包括本公司及其附屬公司之執行及非執行董事，以認購本公司股份。

根據二零零一年計劃可授出之認股權所涉及之股份總數，在任何時候不得超逾本公司已發行股本之10%。根據二零零一年計劃，向任何個別人士授出之認股權所涉及之股份數目，不得超逾按該計劃當時已發行及可予發行之本公司股份總數上限25%。

合資格僱員必須於授出日期起計28日內就每次授出認股權支付港幣1元後，接納該等認股權。認股權可於接納日期後一個月起計之6年期間行使。

認購價由董事釐定，不會低於股份在緊接授出日期前五個交易日在聯交所之平均收市價80%及本公司股份面值兩者中較高之價格。

二零零一年計劃終止後，將不再授出認股權，惟在所有其他方面，二零零一年計劃之條款仍將有效，而所有於終止計劃前授出之認股權將根據有關計劃條款繼續有效及可予行使。

二零零二年計劃

於二零零一年八月二十三日，聯交所宣佈修訂上市規則第17章並於二零零一年九月一日起生效。為符合上市規則修訂及聯交所之公佈內容，本公司於二零零二年五月三十日採納另一新認股權計劃（「二零零二年計劃」）及根據於該日通過之決議案終止二零零一年計劃。二零零二年計劃旨在鼓勵或嘉獎參與人對本集團所作出之貢獻，同時使本集團可招攬及挽留能幹之員工，並吸引重要之人才為本集團及本集團持有任何股權之任何公司作出貢獻。二零零二年計劃將自採納日期起計第十週年屆滿。

財務報表賬項附註

截至二零零四年十二月三十一日止年度

42. 認股權計劃(續)

二零零二年計劃(續)

根據二零零二年計劃，本公司董事會可全權酌情決定向與本公司、其附屬公司及本集團持有任何股權之任何公司有關之以下參與人士授予認股權：

1. 合資格僱員(包括董事)；或

2. 供應商或客戶；或

3. 提供研究、開發或其他技術支援之任何人士或公司；或

4. 股東；或

5. 任何業務合夥人、合營企業合夥人、財務顧問及法律顧問之任何僱員、合夥人或董事。

授出認股權予本公司董事、行政總裁或主要股東或彼等各自之聯繫人士，必須經本公司獨立非執行董事(不包括同時為承授人之任何獨立非執行董事)批准。

按二零零二年計劃及任何其他認股權計劃可授出之認股權涉及之最高股份總數，合共不得超過本公司不時已發行股本之30%。就上述規則，如未經本公司股東事先批准，按二零零二年計劃及任何其他計劃可授出之認股權涉及之股份總數，合共不得超過本公司於採納二零零二年計劃當日已發行股本之10%。

如未經本公司股東事先批准，於任何一年向任何參與者授出之認股權涉及之股份數目不得超過本公司不時之已發行股份1%。任何一年根據二零零二年計劃及任何其他計劃向本公司一名主要股東、獨立非執行董事或彼等各自之聯繫人士授出認股權，如超過本公司已發行股本0.1%，以及按授出當日本公司股份收市價計算超過港幣5,000,000元，則須經本公司股東事先批准。

財務報表賬項附註

截至二零零四年十二月三十一日止年度

於二零零四年十二月三十一日尚未行使	行使期	行使價 港幣元
–	一九九八年二月十九日至二零零四年三月十二日	0.3655
–	一九九八年七月二十四日至二零零四年七月二十三日	0.1749
22,890,928	二零零零年二月一日至二零零六年三月二十一日	0.2325
11,531,229	二零零零年三月十八日至二零零六年三月二十一日	0.5422
4,719,470	二零零零年十一月五日至二零零六年十一月四日	0.2347
409,019	二零零一年三月六日至二零零七年三月十四日	0.1661
6,292,629	二零零一年六月二十九日至二零零七年六月二十九日	0.1661
111,694,164	二零零一年九月十四日至二零零七年九月十八日	0.1661
5,663,338	二零零一年九月三十日至二零零七年九月三十日	0.1661
1,573,156	二零零一年十二月二十三日至二零零七年十二月二十二日	0.1661
64,971,362	二零零二年六月四日至二零零八年六月三日	0.1000
26,254,800	二零零二年九月二十四日至二零零八年九月二十三日	0.1000
256,000,095		

財務報表賬項附註

截至二零零四年十二月三十一日止年度

42. 認股權計劃(續)

參與者可於獲提出授予認股權當日起計28日內接納認股權，並須於接納認股權時繳付港幣1元作為代價。根據二零零二年計劃授出之認股權之行使期於授出時由董事會決定，惟不得遲於董事會提出授予認股權日期起計之6年後屆滿。股份認購價由本公司董事會決定，惟認購價不得低於下列三者中之最高者：於授出日期本公司之股份收市價；於緊接授出日期前五個交易日內的股份收市價平均數；或本公司股份面值。

於二零零四年十二月三十一日，有關根據一九九一年計劃、二零零一年計劃及二零零二年計劃授出惟尚未行使之認股權之股份數目分別為45,843,275股、118,930,658股及91,226,162股(二零零三年：分別為91,247,671股、175,092,363股及129,117,007股)，分別佔本公司當日之已發行股本之2.1%、5.4%及4.1%(二零零三年：分別佔4.1%、7.9%及5.8%)。

下表披露本公司僱員(包括董事)於年內所持認股權以及該等認股權變動之詳情：

計劃類別	授出日期	於二零零四年一月一日尚未行使	已失效認股權
一九九一年	一九九八年一月十九日	12,125,838	12,125,838
一九九一年	一九九八年六月十日	1,573,156	1,573,156
一九九一年	一九九九年十二月二十一日	23,133,184	242,256
一九九一年	二零零零年二月十一日	11,531,229	–
一九九一年	二零零零年九月八日	4,719,470	–
一九九一年	二零零一年一月十八日	409,019	–
一九九一年	二零零一年五月二十八日	37,755,775	31,463,146
二零零一年	二零零一年八月十日	166,754,668	55,060,504
二零零一年	二零零一年八月二十九日	6,764,539	1,101,201
二零零一年	二零零一年十一月二十三日	1,573,156	–
二零零二年	二零零二年六月四日	80,702,927	15,731,565
二零零二年	二零零二年九月二十四	48,414,080	22,159,280
總計：		395,457,041	139,456,946

財務報表賬項附註

截至二零零四年十二月三十一日止年度

期內失效	於二零零三年十二月三十一日尚未行使	行使期	行使價		
			調整前	調整後(b)	調整後(c)
			港幣元	港幣元	港幣元
–	–	一九九七年八月二十八日至二零零三年九月十日	1.5858	1.4416	0.8855
141,577	12,125,838	一九九八年二月十九日至二零零四年三月十二日	0.6546	0.5951	0.3655
–	1,573,156	一九九八年七月二十四日至二零零四年七月二十三日	0.3132	0.2847	0.1749
103,823	23,133,184	二零零零年二月一日至二零零六年三月二十一日	0.4165	0.3786	0.2325
–	11,531,229	二零零零年三月十八日至二零零六年三月二十一日	0.9711	0.8828	0.5422
–	4,719,470	二零零零年十一月五日至二零零六年十一月四日	0.4204	0.3822	0.2347
–	409,019	二零零一年三月六日至二零零七年三月十四日	0.2975	0.2705	0.1661
–	37,755,775	二零零一年六月二十九日至二零零七年六月二十九日	0.2975	0.2705	0.1661
–	166,754,668	二零零一年九月十四日至二零零七年九月十八日	0.2975	0.2705	0.1661
314,631	6,764,539	二零零一年九月三十日至二零零七年九月三十日	0.2975	0.2705	0.1661
–	1,573,156	二零零一年十二月二十三日至二零零七年十二月二十二日	0.2975	0.2705	0.1661
4,719,468	80,702,927	二零零二年六月四日至二零零八年六月三日	0.1440	0.1309	0.1000
–	48,414,080	二零零二年九月二十四日至二零零八年九月二十三日	0.1000	0.1000	0.1000
5,279,499	395,457,041				

財務報表賬項附註

截至二零零四年十二月三十一日止年度

42. 認股權計劃（續）

計劃類別	授出日期	於二零零三年一月一日尚未行使 調整前	於二零零三年一月一日尚未行使 調整後(b)	期內失效	於二零零三年六月三十日尚未行使 調整前	於二零零三年六月三十日尚未行使 調整後(c)
一九九一年	一九九七年七月二十八日	15,951,594	17,546,751	17,546,751 (d)	–	–
一九九一年	一九九八年一月十九日	4,305,815	4,736,391	18,151	4,718,240	12,267,415
一九九一年	一九九八年六月十日	550,055	605,060	–	605,060	1,573,156
一九九一年	一九九九年十二月二十一日	8,150,137	8,965,145	27,831	8,937,314	23,237,007
一九九一年	二零零零年二月十一日	4,031,901	4,435,088	–	4,435,088	11,531,229
一九九一年	二零零零年九月八日	1,650,165	1,815,182	–	1,815,182	4,719,470
一九九一年	二零零一年一月十八日	143,014	157,315	–	157,315	409,019
一九九一年	二零零一年五月二十八日	13,201,320	14,521,452	–	14,521,452	37,755,775
二零零一年	二零零一年八月十日	58,305,830	64,136,411	–	64,136,411	166,754,668
二零零一年	二零零一年八月二十九日	2,475,242	2,722,759	–	2,722,759	7,079,170
二零零一年	二零零一年十一月二十三日	550,055	605,060	–	605,060	1,573,156
二零零二年	二零零二年六月四日	29,867,981	32,854,769	–	32,854,769	85,422,395
二零零二年	二零零二年九月二十四日	16,928,000	18,620,800	–	18,620,800	48,414,080
總計：		156,111,109	171,722,183	17,592,733	154,129,450	400,736,540

財務報表賬項附註

截至二零零四年十二月三十一日止年度

於二零零四年十二月三十一日尚未行使	行使期	行使價 港幣元
–	一九九八年二月十九日至二零零四年二月二十一日	0.3655
–	一九九八年七月二十四日至二零零四年七月二十三日	0.1749
21,237,613 (a)	二零零零年二月六日至二零零六年二月十日	0.2325
11,012,093	二零零零年三月十八日至二零零六年三月二十一日	0.5422
409,019	二零零一年三月六日至二零零七年三月五日	0.1661
6,292,629	二零零一年六月二十九日至二零零七年六月二十九日	0.1661
111,694,164	二零零一年九月十四日至二零零七年九月十八日	0.1661
1,573,150 (a)	二零零一年九月三十日至二零零七年九月二十九日	0.1661
13,843,779	二零零二年六月四日至二零零八年六月三日	0.1000
26,254,800	二零零二年九月二十四日至二零零八年九月二十三日	0.1000
192,317,247		

財務報表賬項附註

截至二零零四年十二月三十一日止年度

42. 認股權計劃(續)

由董事持有之認股權(已包含於上表)之詳情如下：

計劃類別	授出日期	於二零零四年一月一日尚未行使	期內失效
一九九一年	一九九八年一月十九日	9,596,253 (a)	9,596,253 (a)
一九九一年	一九九八年六月十日	1,573,156	1,573,156
一九九一年	一九九九年十二月二十一日	21,237,613 (a)	–
一九九一年	二零零零年二月十一日	11,012,093	–
一九九一年	二零零一年一月十八日	409,019	–
一九九一年	二零零一年五月二十八日	6,292,629	–
二零零一年	二零零一年八月十日	111,694,164	–
二零零一年	二零零一年八月二十九日	1,573,150 (a)	–
二零零二年	二零零二年六月四日	13,843,779	–
二零零二年	二零零二年九月二十四日	26,254,800	–
總計：		203,486,656	11,169,409

財務報表賬項附註

截至二零零四年十二月三十一日止年度

於二零零三年十二月三十一日尚未行使	行使期	行使價		
		調整前	調整後(b)	調整後(c)
		港幣元	港幣元	港幣元
–	一九九七年八月二十八日至二零零三年八月三十日	1.5858	1.4416	0.8855
9,596,253 (a)	一九九八年二月十九日至二零零四年二月二十一日	0.6546	0.5951	0.3655
1,573,156	一九九八年七月二十四日至二零零四年七月二十三日	0.3132	0.2847	0.1749
21,237,613 (a)	二零零零年二月六日至二零零六年二月十日	0.4165	0.3786	0.2325
11,012,093	二零零零年三月十八日至二零零六年三月二十一日	0.9711	0.8828	0.5422
409,019	二零零一年三月六日至二零零七年三月五日	0.2975	0.2705	0.1661
6,292,629	二零零一年六月二十九日至二零零七年六月二十九日	0.2975	0.2705	0.1661
111,694,164	二零零一年九月十四日至二零零七年九月十八日	0.2975	0.2705	0.1661
1,573,150 (a)	二零零一年九月三十日至二零零七年九月二十九日	0.2975	0.2705	0.1661
13,843,779	二零零二年六月四日至二零零八年六月三日	0.1440	0.1309	0.1000
26,254,800	二零零二年九月二十四日至二零零八年九月二十三日	0.1000	0.1000	0.1000
203,486,656				

(a) 包括授予李文輝先生配偶之認股權。李文輝先生乃本公司之董事。

(b) 根據一九九一年、二零零一年及二零零二年計劃授出之認股權數目以及該等計劃各自之認購價已就於二零零三年五月進行之紅股發行作出調整。

(c) 根據一九九一年、二零零一年及二零零二年計劃授出之認股權數目以及該等計劃各自之認購價已就於二零零三年九月進行供股連同發行和記行紅股股份作出調整。

(d) 認股權於二零零三年九月進行之供股前屆滿。

財務報表賬項附註

截至二零零四年十二月三十一日止年度

42. 認股權計劃(續)

計劃類別	授出日期	二零零三年一月一日尚未行使		期內失效	於二零零三年六月三十日尚未行使	
		調整前	調整後(b)		調整前	調整後(c)
一九九一年	一九九七年七月二十八日	14,851,484 (a)	16,336,630 (a)	16,336,630 (d)	–	–
一九九一年	一九九八年一月十九日	3,355,335 (a)	3,690,867 (a)	–	3,690,867 (a)	9,596,253 (a)
一九九一年	一九九八年六月十日	550,055	605,060	–	605,060	1,573,156
一九九一年	一九九九年十二月二十一日	7,425,741 (a)	8,168,313 (a)	–	8,168,313 (a)	21,237,613 (a)
一九九一年	二零零零年二月十一日	3,850,384	4,235,421	–	4,235,421	11,012,093
一九九一年	二零零一年一月十八日	143,014	157,315	–	157,315	409,019
一九九一年	二零零一年五月二十八日	2,200,220	2,420,242	–	2,420,242	6,292,629
二零零一年	二零零一年八月十日	39,053,905	42,959,294	–	42,959,294	111,694,164
二零零一年	二零零一年八月二十九日	550,054 (a)	605,058 (a)	–	605,058 (a)	1,573,150 (a)
二零零二年	二零零二年六月四日	4,840,484	5,324,531	–	5,324,531	13,843,779
二零零二年	二零零二年九月二十四日	9,180,000	10,098,000	–	10,098,000	26,254,800
總計:		86,000,676	94,600,731	16,336,630	78,264,101	203,486,656

於二零零四年,於年內概無因僱員(包括董事)接納認股權而收取之總代價(二零零三年:無)。

財務報表賬項附註

截至二零零四年十二月三十一日止年度

43. 主要附屬公司

本公司主要附屬公司於二零零四年十二月三十一日之詳情如下：

附屬公司名稱	註冊成立／經營地點	本集團應佔之股權百分比	已發行及繳足股本或註冊股本	主要業務
直接附屬公司				
Wo Kee Hong (B.V.I.) Limited	英屬處女群島	100.0	每股面值0.01美元之股份30,000股	投資控股
間接附屬公司				
快意汽車有限公司	香港	89.9	每股面值港幣10元之股份10,000股	買賣汽車及相關配件及提供汽車維修服務
Bodyworld International (B.V.I.) Ltd	英屬處女群島	100.0	每股面值1美元之股份1股	貿易品牌控股
Cliven Pte Ltd	新加坡	100.0	每股面值1新加坡元之普通股10股	投資控股

財務報表賬項附註

截至二零零四年十二月三十一日止年度

43. 主要附屬公司（續）

附屬公司名稱	註冊成立／經營地點	本集團應佔之股權百分比	已發行及繳足股本或註冊股本	主要業務
間接附屬公司（續）				
Corich Enterprises Inc.	英屬處女群島	100.0	每股面值1美元之股份100股	投資控股
愛輝有限公司	香港	100.0	每股面值港幣1元之股份2股	物業租賃代理
Ever Rising Investments Limited	香港	100.0	每股面值港幣1元之股份2股	物業投資
勵駿汽車有限公司	香港	89.9	每股面值港幣10元之股份60,000股	投資控股
新華景有限公司	香港	100.0	每股面值港幣1元之股份2股	物業控股
買家倉有限公司	香港	100.0	每股面值港幣1元之股份2股	貿易品牌控股

截至二零零四年十二月三十一日止年度

43. 主要附屬公司 *(續)*

附屬公司名稱	註冊成立／經營地點	本集團應佔之股權百分比	已發行及繳足股本或註冊股本	主要業務
間接附屬公司 *(續)*				
買家倉(香港)有限公司	香港	100.0	每股面值港幣1元之股份1,000,000股	經營貨倉
和記電業(環球)有限公司	香港	100.0	每股面值港幣1元之無投票權遞延股份2股及每股面值港幣1元之普通股份1,000股	投資控股
Most Advance International Ltd.	英屬處女群島	100.0	每股面值1美元之股份1股	投資控股
Rogers International Limited	巴哈馬	100.0	每股面值1美元之股份2股	貿易品牌控股
信和工程有限公司	香港	100.0	每股面值港幣1元之無投票權遞延股份5,000,000股及每股面值港幣1元之普通股份2股	投資控股

財務報表賬項附註

截至二零零四年十二月三十一日止年度

43. 主要附屬公司*(續)*

附屬公司名稱	註冊成立／經營地點	本集團應佔之股權百分比	已發行及繳足股本或註冊股本	主要業務
間接附屬公司*(續)*				
Stoneycroft Estates Limited	香港	100.0	每股面值港幣1元之無投票權遞延股份20,000,000股及每股面值港幣1元之普通股份1,000股	物業投資
勵安有限公司	香港	89.9	每股面值港幣100元之股份461,687股	投資控股
Wo Kee Hong Distribution Pte Ltd	新加坡	100.0	每股面值1新加坡元之普通股份4,500,000股	經銷家用及汽車音響器材及配件
Wo Kee Hong Electronics Sdn. Bhd.	馬來西亞	100.0	每股面值馬幣1元之普通股份1,000,000股	經銷影音設備
和記電業財務有限公司	香港	100.0	每股面值港幣1元之股份2股	財務及借貸

財務報表賬項附註

截至二零零四年十二月三十一日止年度

43. 主要附屬公司（續）

附屬公司名稱	註冊成立／經營地點	本集團應佔之股權百分比	已發行及繳足股本或註冊股本	主要業務
間接附屬公司（續）				
和記電業有限公司	香港	100.0	每股面值港幣1,000元之無投票權遞延股份10,000股及每股面值港幣1,000元之普通股份2股	投資控股及經銷影音設備、汽車音響及電子產品、空調及冷凍產品、電器及電子零件
Wo Kee Hong Professional Air Conditioning Pte Ltd	新加坡	93.5	每股面值1新加坡元之股份5,000,000股	經銷空調產品
Wo Kee Hong Trading Sdn. Bhd.	馬來西亞	100.0	每股面值馬幣1元之普通股份5,100,000股	經銷影音設備
Wo Kee Joyful Limited	香港	100.0	每股面值港幣1元之股份2,000,000股	公司秘書服務
和記電器服務有限公司	香港	100.0	每股面值港幣100元之無投票權遞延股份2股及每股面值港幣100元之普通股份19,998股	提供倉務、送貨及維修保養服務

 

財務報表賬項附註

截至二零零四年十二月三十一日止年度

43. 主要附屬公司 *(續)*

附屬公司名稱	註冊成立／經營地點	本集團應佔之股權百分比	已發行及繳足股本或註冊資本	主要業務
間接附屬公司 *(續)*				
東莞市先和亞太電器有限公司（有限責任公司）	中國	100.0	註冊及已繳足資本人民幣1,000,000元	經銷空調、電器及電子產品
東莞市先和制冷設備有限公司（有限責任公司）	中國	100.0	註冊及已繳足資本人民幣500,000元	銷售及生產空調電器及電子產品及零件、以及提供空調電器及電子產品之維修及保養服務
東莞長興制冷設備有限公司（合資經營（港資））	中國	92.0	註冊資本港幣30,000,000元已繳股本港幣14,800,000元	生產和銷售熱交換器

附屬公司概無於年內發行任何債務證券。

董事認為，以上只載列對本集團業績或資產有重要影響之本公司附屬公司。如載列其他附屬公司詳情，董事則認為所佔用之篇幅將會過於冗長。

截至二零零四年十二月三十一日止年度

44. 主要聯營公司

於二零零四年十二月三十一日，主要聯營公司詳情如下：

聯營公司名稱	註冊成立／經營地點	本集團應佔之股權百分比	已發行及繳足股本或註冊股本	主要業務
法拉利瑪莎拉蒂汽車國際貿易(上海)有限公司	中國	30.0	註冊及已繳足資本 3,000,000美元	入口、分銷及買賣汽車及相關配件
金羚電器有限公司	中國	50.0	註冊及已繳足資本 人民幣263,500,000元	製造及買賣洗衣機

集團物業表

(A) 投資物業

地點	現有用途	契約類別	集團持有百分比
新界葵涌青山道 585-609號和記行大廈 地下B、B1及B2單位、 2字樓、 3字樓B單位、 8字樓、 9字樓、 11字樓、 12字樓、 13字樓A-G單位、 14字樓、 15字樓、 16字樓及車位 (葵涌市地段366號承批 於新批地契5578號)	工業/貨倉	中期	100%
中國廣東省 東莞市 大岭山鎮 連平管理區 計岭村一幅面積 約47,046平方米土地	工商	中期	100%
中國四川省 成都市青羊區 新華大道文武路42號 新時代廣場 24層A、B及C單位	商業	中期	100%

集團物業表

(A) 投資物業（續）

地點	現有用途	契約類別	集團持有百分比
中國福建省 福州市鼓樓區 五四路71號 國貿廣場26層G單位	商業	中期	100%

(B) 持作出售物業

地點	現有用途	契約類別	集團持有百分比
中國北京東城區 建國門內大街7號 光華長安大廈第19層 1908至1912及 1915至1918單位	商業	中期	100%

認股權資料

下表披露本公司之認股權於年內之變動情況：

合資格人士	計劃類別	授出日期	於二零零四年一月一日尚未行使	已失效認股權	於二零零四年十二月三十一日尚未行使	行使期	行使價 港幣元
李永森先生(董事)	一九九一年	一九九八年一月十九日	4,719,470	4,719,470	–	一九九八年二月二十二日至二零零四年二月二十一日	0.3655
	一九九一年	一九九九年十二月二十一日	10,225,519	–	10,225,519	二零零零年二月十一日至二零零六年二月十日	0.2325
	一九九一年	二零零零年二月十一日	4,719,470	–	4,719,470	二零零零年三月二十一日至二零零六年三月二十日	0.5422
	二零零一年	二零零一年八月十日	55,060,504	–	55,060,504	二零零一年九月十六日至二零零七年九月十五日	0.1661
	二零零二年	二零零二年九月二十四日	640,640	–	640,640	二零零二年九月二十四日至二零零八年九月二十三日	0.1000
			75,365,603	4,719,470	70,646,133		
李文輝先生(董事)	一九九一年	一九九八年一月十九日	4,876,783*	4,876,783*	–	一九九八年二月十九日至二零零四年二月十八日	0.3655
	一九九一年	一九九八年六月十日	1,573,156	1,573,156	–	一九九八年七月二十四日至二零零四年七月二十三日	0.1749
	一九九一年	一九九九年十二月二十一日	10,540,150*	–	10,540,150*	二零零零年二月七日至二零零六年二月六日	0.2325
	一九九一年	二零零零年二月十一日	5,506,048	–	5,506,048	二零零零年三月十八日至二零零六年三月十七日	0.5422
	一九九一年	二零零一年五月二十八日	6,292,629	–	6,292,629	二零零一年六月二十九日至二零零七年六月二十八日	0.1661
	二零零一年	二零零一年八月十日	55,060,504	–	55,060,504	二零零一年九月十六日至二零零七年九月十五日	0.1661
	二零零一年	二零零一年八月二十九日	786,575*	–	786,575*	二零零一年九月三十日至二零零七年九月二十九日	0.1661
	二零零二年	二零零二年九月二十四日	22,159,280	–	22,159,280	二零零二年九月二十四日至二零零八年九月二十三日	0.1000
			106,795,125*	6,449,939*	100,345,186*		
李文彬先生(董事)	二零零二年	二零零二年六月四日	3,146,314	–	3,146,314	二零零二年六月四日至二零零八年六月三日	0.1000
	二零零二年	二零零二年九月二十四日	1,430,000	–	1,430,000	二零零二年九月二十四日至二零零八年九月二十三日	0.1000
			4,576,314	–	4,576,314		
佘金霞女士(董事)	二零零一年	二零零一年八月二十九日	786,575	–	786,575	二零零一年九月三十日至二零零七年九月二十九日	0.1661
孫志冲先生(董事)	一九九一年	一九九九年十二月二十一日	471,944	–	471,944	二零零零年二月六日至二零零六年二月五日	0.2325
	一九九一年	二零零零年二月十一日	786,575	–	786,575	二零零零年三月二十二日至二零零六年三月二十一日	0.5422
	一九九一年	二零零一年一月十八日	409,019	–	409,019	二零零一年三月六日至二零零七年三月五日	0.1661
	二零零一年	二零零一年八月十日	1,573,156	–	1,573,156	二零零一年九月十九日至二零零七年九月十八日	0.1661
	二零零二年	二零零二年六月四日	6,292,629	–	6,292,629	二零零二年六月四日至二零零八年六月三日	0.1000
	二零零二年	二零零二年九月二十四日	2,002,000	–	2,002,000	二零零二年九月二十四日至二零零八年九月二十三日	0.1000
			11,535,323	–	11,535,323		

* 包括授予李文輝先生之配偶之認股權。

認股權資料

合資格人士	計劃類別	授出日期	於二零零四年一月一日尚未行使	已失效認股權	於二零零四年十二月三十一日尚未行使	行使期	行使價 港幣元
李卓民先生(董事)	二零零二年	二零零二年六月四日	2,202,418	–	2,202,418	二零零二年六月四日至二零零八年六月三日	0.1000
	二零零二年	二零零二年九月二十四日	11,440	–	11,440	二零零二年九月二十四日至二零零八年九月二十三日	0.1000
			2,213,858	–	2,213,858		
陳文生先生(董事)	二零零二年	二零零二年六月四日	2,202,418	–	2,202,418	二零零二年六月四日至二零零八年六月三日	0.1000
	二零零二年	二零零二年九月二十四日	11,440	–	11,440	二零零二年九月二十四日至二零零八年九月二十三日	0.1000
			2,213,858	–	2,213,858		
持續合約僱員	一九九一年	一九九八年一月十九日	2,529,585	2,529,585	–	一九九八年二月二十日至二零零四年三月十二日	0.3655
	一九九一年	一九九九年十二月二十一日	1,895,571	242,256	1,653,315	二零零零年二月一日至二零零六年三月二十一日	0.2325
	一九九一年	二零零零年二月十一日	519,136	–	519,136	二零零零年三月十八日至二零零六年三月二十一日	0.5422
	一九九一年	二零零零年九月八日	4,719,470	–	4,719,470	二零零零年十一月五日至二零零六年十一月四日	0.2347
	一九九一年	二零零一年五月二十八日	31,463,146	31,463,146	–	二零零一年六月三十日至二零零七年六月二十九日	0.1661
	二零零一年	二零零一年八月十日	55,060,504	55,060,504	–	二零零一年九月十四日至二零零七年九月十三日	0.1661
	二零零一年	二零零一年八月二十九日	5,191,389	1,101,201	4,090,188	二零零一年九月三十日至二零零七年九月三十日	0.1661
	二零零一年	二零零一年十一月二十三日	1,573,156	–	1,573,156	二零零一年十二月二十三日至二零零七年十二月二十二日	0.1661
	二零零二年	二零零二年六月四日	66,859,148	15,731,565	51,127,583	二零零二年六月四日至二零零八年六月三日	0.1000
	二零零二年	二零零二年九月二十四日	22,159,280	22,159,280	–	二零零二年九月二十四日至二零零八年九月二十三日	0.1000
			191,970,385	128,287,537	63,682,848		
			395,457,041	139,456,946	256,000,095		



WO KEE HONG (HOLDINGS) LIMITED
和記行（集團）有限公司*

（於百慕達註冊成立之有限公司）

股東週年大會通告

茲通告和記行（集團）有限公司（「本公司」）謹訂於二零零五年六月十五日（星期三）中午十二時正假座香港新界荃灣荃華街3號悅來酒店30樓宴會廳舉行股東週年大會，以討論及酌情通過下列決議案（不論有否修訂）：

1. 省覽本公司截至二零零四年十二月三十一日止年度之經審核綜合賬目、董事會報告及核數師報告；

2. 重選本公司董事及授權董事會釐定董事酬金；

3. 授權董事會委任核數師並授權釐定其酬金；

4. 作為特別事項，考慮及酌情通過以下決議案（不論有否修訂）為普通決議案：

   (A) 「**動議**授予本公司董事一般及無條件授權行使所有權力，以配發、發行及處置本公司之新股份，惟數目不得超過於通過有關決議案當日本公司已發行股本面值總額之20%。」

   (B) 「**動議**授予本公司董事一般及無條件授權行使所有權力，於香港聯合交易所有限公司購回本公司之證券，數目最多至通過有關決議案當日本公司已發行股本面值總額之10%。」

股東週年大會通告

(C) 「**動議**待第4(A)及4(B)項決議案獲通過後，本公司董事根據第4(A)項決議案將予配發、發行及以其他方式處置之股份數目，增加至本公司董事根據第4(B)項決議案所獲授之權力將予購回之本公司股本總值。」

5. 作為特別事項，考慮及酌情通過以下決議案為特別決議案：

「**動議**修訂本公司之公司細則。」

承董事會命
和記行(集團)有限公司
公司秘書
吳心瑜

香港，二零零五年四月二十九日

註冊辦事處：
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

香港主要辦事處：
香港新界葵涌
青山道585-609號
和記行大廈A座10樓

股東週年大會通告

附註：

1. 凡有權出席上述大會並於會上投票之股東，均有權委任一名代表出席並代其投票，持有兩股或以上股份之成員可委任多於一位代表於同一會上出席。受委代表毋須為本公司股東。

2. 如屬聯名股份持有人，則任何一位該等持有人均可親身或委派代表於大會上以該等股份投票，猶如彼為唯一有權投票者，但如超過一位聯名持有人親身或委派代表出席大會，則只有上述出席並於股東名冊內排名於首之股東才可獲有關投票權。

3. 根據印列之指示填妥及正式簽署之代表委任表格，連同簽署人之授權書或其他授權文件(如有)，由授權代表親筆簽署或由公證人簽署證明，須於股東週年大會或其續會召開前48小時交回本公司位於香港新界葵涌青山道585至609號和記行大廈A座10樓之香港主要辦事處，方為有效。

4. 填妥及交回代表委任表格後股東仍可親身出席大會或任何續會並於會上或投票表決時投票。在此情況下，委任代表之文據將被視作撤銷。

5. 根據本公司之公司細則第70條，於宣佈舉手投票結果之前或之時或撤銷任何其他投票要求時，下列人士可要求就任何於會上提呈投票之決議案以投票方式表決：

   (a) 大會主席；或

   (b) 至少三名親身出席之股東或獲適當授權之公司代表或當時有權於會上投票之委任代表；或

   (c) 任何一名或多名親身出席之股東或獲適當授權之公司代表或委任代表，而彼或彼等於全體股東可於有關會議投票之投票權總額中所佔比例不少於十分之一；或

   (d) 任何一名或多名親身出席之股東或獲適當授權之公司代表或委任代表，而彼或彼等持有附帶可於有關會議上投票之權利之本公司股份，且當中已繳股款之總額，相等於所有附帶有關權利之股份中全部已繳股款股份所佔比例不少於十分之一。

6. 一份載有股東週年大會通告詳情之通函將隨本年報一併寄發。


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